03032725

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mexgold Resources Inc.

*CURRENT ADDRESS 202 Brownlow Ave.
Cambridge 2, Suit 305
Dartmouth, Nova Scotia 1T5
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

FILE NO. 82- 34749 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☐ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☑ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY:

DAT : 10/22/03

mexgold





# letter from the president

Dear Shareholders,

As a relative new player in the junior mining industry, Mexgold Resources Inc. has already realized many key objectives.

The acquisition of Metales Interamericanos S.A. de C.V., gives Mexgold 100% ownership of five mining titles encompassing the Guadalupe y Calvo gold/silver property. These mining titles comprise 439.24 hectares, containing a number of known structures, such as the Rosario fault complex, the Nankin, the Concordia, and the El Sol, all of which have hosted considerable past production. Since 1835, gold and silver has been an abundant source of income especially from the Zorrilla and Pertenencia areas. From current data and previous work, we have been able to estimate an inferred resource of 1.7-million ounces gold-equivalent at a 65:1 silver to gold ratio, as reported by Pincock, Allen and Holt (PAH), in a November 2002 report. PAH also estimates the tonnage and grade of this inferred resource at 11,800,000-tonnes containing 1,077,000-ounces of gold and 45,600,000-ounces of silver. This estimate however, does not address other mineralized structures and potential for significant strike extensions that are known to be present within the Mexgold property boundaries. The focus of our upcoming exploration program will be to convert an inferred resource to measured and indicated resources, and to explore other mineralized structures and the potential for extensions to known zones. We are currently formulating a drill program to accomplish the stated objectives and anticipate a start date sometime during October 2003.

On the corporate side, the acquisition of Seven Clans Resources Inc. has been finalized. This will facilitate the commencement of trading for Mexgold on the TSX Venture Exchange under the symbol "MGR", as of September 18, 2003. In addition to a public listing, the Company has completed private equity financings of approximately CDN $2.8-million.

Mexgold's management team has a proven track record in Mexico with the advancement of Gammon Lake Resource's Ocampo gold/silver project also located in Chihuahua State, Mexico, Gammon has a 26.7% ownership in Mexgold. We look forward to an aggressive exploration program on an exciting historic mining district in Mexico, and the impact this will have on Mexgold as it enters the public markets.



Sincerely,
Bradley Langille, President
Mexgold Resources Inc.

# mexgold

**Mexgold Resources Inc. is a Canadian junior resource company with offices in Dartmouth, Nova Scotia, and whose shares trade on the Toronto Stock Exchange Venture under the Symbol "MGR".**

The Company is engaged in locating, acquiring and exploring for gold and silver in Mexico.

The primary objective of Mexgold is to explore and, if warranted, to develop its existing properties. Its secondary objective is to locate evaluate and acquire other properties and to finance their exploration and development, either though equity financing, joint venture, option agreement or a combination thereof.

# property

The Guadalupe y Calvo is comprised of 5 mining titles totaling 439.24 hectares.

The property is located within the prolific Sierra Madre Occidental Gold province. Districts with multi-million ounce gold discoveries including Ocampo, Mulatos, El Sauzal and Tayotita mine complex.

The property is 300-km southwest of the city Chihuahua.

The town Guadalupe y Calvo is located at the southeastern edge of the project area, with an estimated population of 5000 people.

The property has a Hacienda with offices, housing and dining facilities. It is connected to the national power grid and telephone lines.



Sonora
Ocampo
5 mm
Sea of
Cortez
Guadalupe
y Calvo
2 mm
Durango


**Figure 1:** The location of some historic mines and current projects in relation to Guadalupe.

# history

Bonanza grade gold and silver was "discovered" on the property in 1835, and the town of Guadalupe y Calvo was founded shortly thereafter.

By 1838, the Ochoa Family possessed sole ownership of the northern Zorrilla and Pertenencia portions of the Rosario breccia/vein complex.

In late 1838, the Ochoa family leased the Zorrilla portion and the Pertenencia portion to two English mining companies, one called Zorrilla Company and the other called Guadalupe Mining Company. The production was large enough that the Mexican government erected a mint to coin the mines output in 1844.

The operation of this company was only restricted to 100-meters below and above the surface.

From 1849 to 1865, primarily small miners and gambosinos worked the district under agreements with the Ochoas.

In 1865, Henry Holderness acquired a one-half interest in the Ochoa properties. He then proceeded to develop a mine in the Pertenencia and Zorilla portions of the Rosario breccia/vein complex down to the 7th Level (200-m). Factors against mine construction at that time were the construction of dewatering adits were not possible and difficulties with transportation routes made the importation of large pumps and additional machinery prohibitively expensive. By 1871, Holderness deeded his interests back to the Ochoa family.

After that, the family leased ground to gambosinos and production and mining continued in a haphazard fashion. In 1888, the family lost the claims by failure to perform the minimal work requirements.

By year 1895, a local merchant and delegate to state congress acquired all interests in the district and sold them to the Rosario Mining Company of Fort Worth, Texas.

This company undertook an extensive underground sampling program.

In 1910, the Rosario Mining Company sold the property to West Mexican Mines Ltd. The operations consisted of a 50-tonne per day mill with a cyanide recovery circuit. Recoveries were in the vicinity of 90 percent. No development or exploration work in the 7th level or below is noted in available reports.

Buchanan estimated the production of the period between 1835 to 1940, is 2,000,000-ounces gold and 28,000,000-ounces silver. The estimated production grade was 37g/t gold and 870g/t silver.

From 1940 to 1978, small miners operated the mines at Guadalupe y Calvo. In 1978, Compania Minera Los Maples S.A. de C.V. acquired the claims encompassing both the Rosario and Nankin structures. Production was derived from a small open cut at the top of the Rosario outcrop and underground workings in the Nankin structure. Grades in the open cut were reported to be 4.3g/t gold and 312g/t silver.

# history

In 1997, Minera Glamis S.A. de C.V. completed a program consisting of mapping, sampling and drilling 202-jackleg drill holes. The total length of the individual drill holes was only between 2 and 6 meters, therefore testing but a small portion of the overall width of the mineralized zone.

In 2000, Augusta Resource Corp. completed a small 9-hole 1,082.87-meter reverse circulation drilling. The drilling was restricted to the San Francisco portion of the Rosario structure. One hole was completed through both the Nankin and Rosario targets.

# geologic setting

The Sierra Madre region was the site of intensive volcanic and intrusive activity. Volcanic stratigraphy in the Sierra Madre Occidental has been broken into two main groups consisting of the Lower Volcanic Group (LVG) and the Upper Volcanic Group (UVG). LVG rocks are the host to nearly all the major gold/silver deposits found in the Sierra Madre to date. Within the Guadalupe y Calvo project area an erosional window of LVG rock is exposed, surrounded by UVG rhyolitic flows and tuffs.



Figure 6
Rosario Shear
Sol Shear
Nankin Shear
Concordia Shear
Post mineral cover
PINCOCK ALLEN & HOLT
Map of Underground Workings
Projected to Surface
Figure 6
Date: October, 2002
Explanation
North


**Figure 2:** A plan view of the currently accessible Rosario mine workings. Please note, not all of the mine working shown are accessible.

# resources

This property potentially contains resources that justify the cost of exploration, " the tonnage and grade of this inferred mineral resource estimate is 11,800,000-tonnes containing 33,949,700-grams (1,077,000-ounces) of gold and 1,418,160,000-grams (45,600,000-ounces) of silver or 55,350,000-grams (1,780,000-ounces) of eAu at a 65:1 silver to gold ratio" (Pincock, Allen and Holt, November 2002).

This estimate does not address other mineralized structures that are known to be present within the Guadalupe y Calvo project boundaries. The potential for significant strike extensions of the Rosario and Nankin beneath post-mineral cover is also not addressed. Successful exploration results in any of these areas could significantly enhance overall potential.

# exploration program

The first stage exploration program at Guadalupe y Calvo will consist of a two phase drilling program. Diamond core drilling methods will be employed with the overall program budgeted for 4800-meters. Phase one drilling will consist of 20-holes designed to test both the near surface and deep high-grade targets. After the results of these holes have been analyzed, an additional 20-holes will be then be drilled. Environmental and surface use permitting is nearing completion and drilling will commence upon receipt.



Figure 2
NEW MEXICO
TEXAS
UNITED STATES
GULF OF MEXICO
MEXICO
PACIFIC OCEAN
SONORA
CHIHUAHUA
Ciudad Chihuahua
COAHUILA
Hidalgo de Parral
GUADALUPE Y CALVO
SINALOA
GULF OF CALIFORNIA
North
PINCOCK ALLEN & HOLT
Guadalupe y Calvo Project
Project Location Map

# corporate profile

## Share details as at September 1, 2003

| | |
|---|---|
| Shares issued: | 18,740,561 |
| Fully diluted: | 29,015,561 |
| TSX Venture: | TSX V |
| Symbol: | MGR |

**Officers:**
Bradley H. Langille, President
L. Leanne Dowe, Chief Financial Officer
Greg K. Liller, B.Sc., V.P. Exploration

**Directors:**
Bradley H. Langille
Dale M. Hendrick, P. Eng, CFIM
Greg K. Liller, B.Sc.
Ian A. Shaw, C.A.

**Auditors:**
McGovern, Hurley, Cunningham LLP
2005 Sheppard Avenue, East, Suite 503
Toronto, ON M2J 5B4
Canada

**Transfer Agent:**
Computershare Investor Services
1500 University St., 7th Floor
Montreal, PQ H3A 3S8
Canada

**Legal Counsel:**
Peterson and Company
40 King Street West, Suite 4900
Toronto, ON M5H 4A2
Canada

**Bankers:**
Royal Bank of Canada
7001 Mumford Road
Halifax, NS B3L 2H8
Canada

**Mexgold Resources Inc.**
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5 Canada
Telephone: (902) 468-0614 Fax: (902) 468-0631
email: info@mexgold.com
**www.mexgold.com**

# Experience

# Innovation

# Growth Oriented

# Focused

# Potential

www.mexgold.com

8

82-34749

03 OCT 22 AM 7:21

**SEVEN CLANS RESOURCES LTD.**

**SPECIAL MEETING**

**ACQUISITION OF MEXGOLD RESOURCES INC.**

**AND NAME CHANGE TO**

# MEXGOLD RESOURCES INC.

***The TSX Venture Exchange has not in any way passed upon the merits of the transaction described herein and any representation to the contrary is an offence.***

A special meeting of the shareholders of Seven Clans Resources Ltd. ("Seven Clans") will be held at Suite 4900, 40 King Street West, Toronto, Ontario, on the 23rd day of May, 2003, at the hour of 9:00 o'clock in the morning (Toronto time).

**March 31, 2003**

**SEVEN CLANS RESOURCES LTD.**
**32 Roxborough Street East**
**Toronto, Ontario**
**M4W 1V6**

March 31, 2003

Dear Shareholder:

As reported to you previously, management of your Company have been diligently attempting to enhance shareholder value. In an effort to maximize value to shareholders, management of Seven Clans Resources Ltd. ("Seven Clans") seeks your approval of a proposed acquisition of Mexgold Resources Inc. ("Mexgold") pursuant to which the common shares and common share purchase warrants of Mexgold will be exchanged for common shares and common share purchase warrants of Seven Clans. Under the terms of the proposed acquisition (the "Reverse Take-Over"), the common shares of Mexgold will be exchanged for common shares and common share purchase warrants of Seven Clans on the basis of one post-consolidation common share of Seven Clans for each common share of Mexgold, and each common share purchase warrant of Mexgold will be exchanged for a common share purchase warrant of Seven Clans on identical terms. At that time the name of Seven Clans will be changed to "Mexgold Resources Inc." or another acceptable name. As part of the Reverse Take-Over, new directors and officers will be appointed for Seven Clans and management will arrange for the continued listing of the Seven Clans Shares on the TSX Venture Exchange.

Seven Clans currently holds a 50% interest in the Sunshine Property, located in the Province of Ontario, and a 100% interest in the Blackcock Property, located in the Province of British Columbia. Mexgold is a private junior natural resource issuer. Mexgold holds a 100% interest in the Gaudlupe y Calvo Gold and Silver Project (the "Mexgold Property") located in the State of Chihuahua, Mexico.

The Mexgold Property is located in Sierra Madre Occidental physiographic province, approximately 300 kilometers southwest of the city of Chihuahua and 200 kilometers west of the city of Hidalgo de Parral. The project is comprised of five mining titles totaling approximately 285 hectares. These titles are owned 100% by Mexgold.

A report by Pincock Allen & Holt ("PAH"), a firm of independent Qualified Persons as defined by National Instrument 43-101 adopted by Canadian Securities Administrators, describes the regional and local geology, geophysics and geochemistry and results of previous limited exploration and concludes that the Mexgold Property contains a mineral resource that is worthy of exploration. The tonnage and grade of this inferred resource estimate is 11,800,000 tonnes containing 1,077,000 ounces of gold and 45,600,000 ounces of silver or 1,780,000 ounces of gold equivalent at 65:1, silver to gold. Average grade from historic work is 2.84 g/t gold and 120 g/t silver. This estimate does not address other mineralized structures and potential for significant strike extensions that are known to be present within the Mexgold Property boundaries. Successful exploration results in any of these areas could significantly enhance overall project potential.

PAH has recommended a 40 drill hole exploration program along with field mapping and geochemichal sampling for a total cost of U.S. $555,000. This program is expected to commence immediately following the Reverse Take-Over.

Mexgold currently has working capital of approximately $465,000 and plans to complete a private placement for a further $2,000,000 which will be completed concurrent with closing the Reverse Take-Over. Management of Seven Clans is of the belief that the addition of the Mexgold Properties to the Seven Clans mineral property portfolio will be attractive to investors.

The directors of Seven Clans are unanimous in their support of this transaction and we look forward to Seven Clans' new direction.

By Order of the Board

"Eduard H. Ludwig"
President

# SEVEN CLANS RESOURCES LTD.

## NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of Seven Clans Resources Ltd. ("Seven Clans") will be held at Suite 4900, 40 King Street West, Toronto, Ontario, on the 23rd day of May, 2003, at the hour of 9:00 o'clock in the morning (Toronto time) for the following purposes:

1. To consider and if thought appropriate, approve the following resolutions (regarding certain matters herein referred to as the "Reverse Take-Over"):

   (a) a special resolution authorizing the consolidation of the common shares of Seven Clans on the basis of one (1) new common share for every two (2.0) common shares presently issued and outstanding (a copy of this resolution is attached as Schedule A);

   (b) a special resolution authorizing the change of name of Seven Clans to "Mexgold Resources Inc.", or such other name as the directors may determine is acceptable to securities and corporate regulators (a copy of this resolution is attached as Schedule B);

   (c) an ordinary resolution authorizing the issuance of 14,000,000 post-consolidation common shares of Seven Clans and common share purchase warrants to acquire 5,550,000 post-consolidation common shares of Seven Clans to the shareholders of Mexgold Resources Inc. in exchange for all the issued and outstanding shares and warrants of Mexgold Resources Inc. (a copy of this resolution is attached as Schedule C); and

   (d) an ordinary resolution increasing the number of shares available for granting under the Seven Clans stock option plan for the directors, officers, employees and consultants from 1,400,000 shares to 3,600,000 shares (a copy of this resolution is attached as Schedule D).

2. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular and certain financial statements of Seven Clans and Mexgold.

Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Toronto, Ontario this 31st day of March, 2003.

BY ORDER OF THE BOARD

"Eduard H. Ludwig"

EDUARD H. LUDWIG – PRESIDENT

## SCHEDULE A

## SPECIAL RESOLUTION OF THE SHAREHOLDERS OF SEVEN CLANS RESOURCES LTD.

WHEREAS Seven Clans has outlined to its shareholders a course of action designed to change the strategic direction of Seven Clans in a way which maximizes value to shareholders, and the shareholders support the same and its implementation;

BE IT RESOLVED as a special resolution that:

1. The Amendment of the Articles of Seven Clans to effect the consolidation of the issued and outstanding shares of Seven Clans on the basis of one (1) new common share for every two (2.0) common shares presently issued and outstanding is hereby approved.

2. No fractional Common Shares of Seven Clans shall be issued in connection with the consolidation and the number of new Common Shares to be received by a shareholder shall be rounded up to the nearest whole number of Common Shares in the event that such shareholder would otherwise be entitled to receive a fraction of a Common Share upon such consolidation.

3. The directors and officers of Seven Clans are hereby authorized to take all action necessary or desirable in their opinion to implement the foregoing, including the execution and delivery of all instruments, deeds and documents, and any other actions, necessary or desirable in their opinion to implement the foregoing.

4. The directors of Seven Clans may terminate the share consolidation without the further approval of the shareholders at any time prior to the effective date of the articles of amendment.

*******************

## SCHEDULE B

## SPECIAL RESOLUTION OF THE SHAREHOLDERS OF SEVEN CLANS RESOURCES LTD.

WHEREAS Seven Clans has outlined to its shareholders a course of action designed to change the strategic direction of Seven Clans in a way which maximizes value to shareholders, and the shareholders support the same and its implementation;

BE IT RESOLVED as a special resolution that:

1. The Amendment of the Articles of the Corporation to effect the change of name of Seven Clans to "Mexgold Resources Inc." or such other name as the directors may determine is acceptable to securities and corporate regulators is hereby approved.

2. The directors and officers of Seven Clans are hereby authorized to take all action necessary or desirable in their opinion to implement the foregoing, including the execution and delivery of all instruments, deeds and documents, and any other actions, necessary or desirable in their opinion to implement the foregoing.

3. The directors of Seven Clans may terminate the name change without the further approval of the shareholders at any time prior to the effective date of the articles of amendment.

*******************

## SCHEDULE C

## ORDINARY RESOLUTION OF THE SHAREHOLDERS OF SEVEN CLANS RESOURCES LTD.

WHEREAS Seven Clans has outlined to its shareholders a course of action designed to change the strategic direction of Seven Clans in a way in which maximizes value to shareholders, and the shareholders support the same and its implementation;

BE IT RESOLVED as an ordinary resolution that:

1. The issuance of 14,000,000 post-consolidation common shares of Seven Clans and 4,000,000 common share purchase warrants to acquire 5,550,000 post-consolidation common shares of Seven Clans to the shareholders of Mexgold Resources Inc. ("Mexgold") in exchange for all the issued and outstanding shares and warrants of Mexgold is hereby approved.

2. The directors and officers of the Corporation are hereby authorized to take all action necessary or desirable in their opinion to implement the foregoing, including the execution and delivery of all instruments, deeds and documents, and any other actions, necessary or desirable in their opinion to implement the foregoing.

*******************

## SCHEDULE D

## ORDINARY RESOLUTION OF THE SHAREHOLDERS OF SEVEN CLANS RESOURCES LTD.

WHEREAS the Corporation has outlined to its shareholders a course of action designed to change the strategic direction of the Corporation in a way in which maximizes value to shareholders, and the shareholders support the same and its implementation;

BE IT RESOLVED as an ordinary resolution that the number of shares available for granting pursuant to the terms of the stock option plan of the Corporation be increased from 1,400,000 shares to 3,600,000 shares, and each of the directors and officers of the Corporation is hereby authorized to do all things and to execute all documents which he considers necessary or desirable to give effect to this ordinary resolution.

*******************

## TABLE OF CONTENTS

**Mexgold Resources Inc.**


**SEVEN CLANS RESOURCES LTD. .......... 2**

Appointment and Voting of Proxies .......... 2

Revocability of Proxy .......... 2

Person Making the Solicitation .......... 2

Interest of Certain Persons in Matters to be Acted Upon .......... 2

Voting Securities and Principal Holders of Voting Securities .......... 3

Current Developments .......... 4

Particulars of Matters to be Acted Upon .......... 4

**SEVEN CLANS RESOURCES LTD. .......... 8**

History .......... 8

Business of Seven Clans .......... 8

Mineral Properties .......... 8

(a) Sunshine Property .......... 8

(b) Blackcock Property .......... 10

Directors and Officers .......... 11

Management's Discussion and Analysis of Financial Condition and Results of Operations .......... 11

Share and Loan Capital .......... 14

Description of Share Capital .......... 14

Principal Holders of Voting Shares .......... 14

Securities Subject to Issuance .......... 15

Prior Share Issuances .......... 15

Dividend Record .......... 15

Executive Compensation .......... 15

Stock Options .......... 16

Escrowed Securities .......... 17

Subsidiaries .......... 17

Legal Proceedings .......... 17

Material Contracts .......... 17

Auditors, Transfer Agent and Registrar .......... 18

Public Market .......... 18

Interest of Insiders in Material Transactions .......... 18

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management .......... 19

**MEXGOLD RESOURCES INC. .......... 20**

History .......... 20

Business of Mexgold .......... 20

Mineral Property .......... 20

1.0 Summary .......... 20

2.0 Property, Description and Location .......... 21

3.0 Accessibility, Climate, Local Resources, Infrastructure And Physiography .......... 22

4.0 History .......... 22

5.0 Geologic Setting .......... 24

6.0 Deposit Types .......... 25

7.0 Mineralization .......... 25

8.0 Exploration .......... 26

9.0 Mineral Processing And Metallurgical ..... 37
10.0 Mineral Resources And Mineral Reserve Estimates ..... 38
11.0 Interpretation And Conclusions ..... 41
12.0 Recommendations ..... 41
Directors and Officers ..... 42
Management's Discussion and Analysis of Financial Condition and Results of Operations ..... 44
Share and Loan Capital ..... 46
Description of Share Capital ..... 46
Principal Holders of Voting Shares ..... 46
Securities Subject to Issuance ..... 46
Prior Share Issuances ..... 47
Dividend Record ..... 48
Executive Compensation ..... 48
Summary Compensation Table ..... 48
Stock Options ..... 49
Escrowed Securities ..... 49
Subsidiaries ..... 49
Indebtedness of Directors, Officers ..... 49
Executive Officers and Other Management ..... 49
Legal Proceedings ..... 49
Material Contracts ..... 50
Auditors, Transfer Agent and Registrar ..... 50
Public Market ..... 50
Interest of Insiders in Material Transactions ..... 50
**NEW SEVEN CLANS ..... 51**
History ..... 51
Stock Listing and Sponsorship ..... 51
Subsidiaries and Corporate Structure ..... 51
Directors and Officers ..... 52
Financial Statements ..... 53
Summary and Analysis of Financial Operations ..... 53
Properties ..... 53
Other Assets ..... 53
Long Term Liabilities ..... 53
Shareholders' equity: ..... 53
Dollar amount ..... 53
Number of securities ..... 53
Properties ..... 54
Other Assets ..... 54
Long Term Liabilities ..... 54
Shareholders' equity: ..... 54
Dollar amount ..... 54
Number of securities ..... 54
Available Funds ..... 54
Principal Purposes ..... 55
Administration ..... 55
Fully Diluted Share Capital ..... 56
Principal Holders of Voting Shares ..... 57

Public and Insider ownership ..... 58
Options and Other Rights to Purchase Securities ..... 58
Escrowed Securities and Resale Restricitons ..... 60
Foreign Listed Issuer ..... 61
Relationship Between Seven Clans/New Seven Clans and Professional Persons ..... 61
Auditors, Transfer Agent and Registrar ..... 62
Corporate Philosophy and Corporate Governance Practices ..... 62
**RISK FACTORS ..... 63**
General ..... 63
Risks Inherent to Mexgold Proposed Mining Activities ..... 63
Competition ..... 64
Environmental Regulation ..... 64
Volatility of Mineral Prices ..... 64
Dilution ..... 64
Conflicts of Interest ..... 64
**APPROVAL ..... 65**
**CERTIFICATES ..... 65**

**FIGURES**
**SCHEDULE A**
**SCHEDULE B**
**SCHEDULE C**

# SEVEN CLANS RESOURCES LTD.
# MANAGEMENT INFORMATION CIRCULAR

## Appointment and Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR THE MATTERS AS STATED UNDER THE HEADINGS IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the meeting. At the time of printing this circular the management of Seven Clans knows of no such amendments, variations or other matters to come before the meeting.

The persons named in the enclosed form of proxy are directors of Seven Clans. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the meeting.

## Revocability of Proxy

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of Seven Clans at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the meeting, or adjournment thereof, or in any other manner permitted by law.

## Person Making the Solicitation

**THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF SEVEN CLANS RESOURCES LTD. ("SEVEN CLANS") OF PROXIES TO BE USED AT THE SPECIAL MEETING OF SHAREHOLDERS OF SEVEN CLANS TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING.** It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of Seven Clans at nominal cost. The cost of solicitation by management will be borne directly by Seven Clans.

## Interest of Certain Persons in Matters to be Acted Upon

No director, senior officer, principal holder of securities, proposed nominee for election as a director or any associate or affiliate thereof of Seven Clans has any interest directly or indirectly, in material transactions with the Seven Clans or Mexgold Resources Inc. ("Mexgold") other than as follows:

a) During the twelve months ended April 30, 2002 and the nine months ended January 31, 2003, Seven Clans paid a total of $nil (2001 - $nil) to companies controlled by the directors of the Company for management fees, mineral property exploration expenditures, promotional fees and professional fees. See "Seven Clans Resources Ltd. – Management's Discussion and Analysis of Financial Condition and Results of Operations".

b) Directors, officers and insiders of Seven Clans own a total of 6,729,454 common shares and 1,500,000 common share purchase warrants of Seven Clans which represents 79.0% of the issued and outstanding common shares and 100% of the issued and outstanding warrants. See "Seven Clans Resources Ltd. – Voting Securities and Principal Holders of Voting Securities".

c) Directors and officers of Seven Clans are entitled to hold management incentive stock options. For this purpose, Seven Clans has adopted a stock option plan (the "Stock Option Plan") for directors, officers, employees and consultants of Seven Clans and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the common shares of Seven Clans by the persons who are primarily responsible for the management and profitable growth of Seven Clans' business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of Seven Clans. A consultant is defined as an individual that is engaged by Seven Clans, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on Seven Clans' business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation. There are no management incentive options currently outstanding under the Stock Option Plan. Mexgold currently has 3,500,000 issued and outstanding management incentive options. If the Reverse Take-Over is approved, management incentive options will be granted under the Stock Option Plan of Seven Clans on the same terms as the management incentive options which are currently outstanding in Mexgold, and the Mexgold management incentive options will be cancelled. See "Particulars of Matters to be Acted Upon – (f) Stock Option Plan".

No director, senior officer, principal holder of securities, proposed nominee for election as a director or any associate or affiliate thereof of Mexgold has any interest directly or indirectly, in material transactions with the Mexgold or Seven Clans other than as follows:

a) During the initial one month period ended January 10, 2003, Mexgold paid a total of $nil to companies controlled by the directors of Mexgold for management fees, mineral property exploration expenditures, promotional fees and professional fees. See "Mexgold Resources Inc. – Management's Discussion and Analysis of Financial Condition and Results of Operations".

b) Directors and officers of Mexgold own a total of 430,000 common shares and a total of 150,000 common share purchase warrants which will be exchanged for common shares and common share purchase warrants pursuant to the terms of the Reverse Take-Over. See "Particulars of Matters to be Acted Upon – (e) Acquisition of Mexgold Resources Inc.".

c) Mexgold currently has 3,500,000 issued and outstanding management incentive options. If the Reverse Take-Over is approved, management incentive options will be granted under the Stock Option Plan of Seven Clans on the same terms as the management incentive options which are currently outstanding in Mexgold, and the Mexgold management incentive options will be cancelled. See "Particulars of Matters to be Acted Upon – (f) Stock Option Plan".

## Voting Securities and Principal Holders of Voting Securities

The authorized capital of Seven Clans consists of an unlimited number of common shares ("Common Shares"). As at the date of this Circular, Seven Clans had 8,481,121 Common Shares issued and outstanding.

Seven Clans shall make a list of all persons who are registered holders of common shares on April 16, 2003 (the "Record Date") and the number of common shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each common share registered in the shareholder's name as it appears on the list except to the extent that such shareholder has transferred any of the shareholder's shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that the transferee owns the shares and demands, not later than ten days before the meeting, that the transferee's name be included in the list. In such case, the transferee is entitled to vote such shares at the meeting.

The following table shows, as of the date of this Circular, each person who is known to Seven Clans, or its directors and officers, to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of Seven Clans entitled to be voted at the meeting.

| Name of Shareholder | Securities Owned, Controlled or Directed | Percentage of the Class of Outstanding Voting Securities of the Corporation (1) | As at the date of the Reverse Take-Over (assuming completion of the Reverse Take-Over)(2) |
|---|---|---|---|
| Dennis H. Peterson(3) Toronto, Ontario | 3,509,329 Common Shares | 41.4% | 9.6% |
| Harry J. Hodge Toronto, Ontario | 2,995,105 Common Shares | 35.3% | 8.2% |

Notes:

(1) Based on 8,481,121 common shares issued and outstanding as at the date hereof.

(2) Based on 18,240,561 post-consolidation common shares issued and outstanding as at the date of the Reverse Take-Over (assuming completion of the Reverse Take-Over), adjusted for a 2:1 share consolidation. See "Particulars of Matters to be Acted Upon – (c) Share Consolidation" and "New Seven Clans – Fully Diluted Share Capital".

(3) Mr. Peterson is a director of Seven Clans. See "Seven Clans Resources Ltd. – Directors and Officers".

## Current Developments

The management of Seven Clans has sought to maximize shareholder value through the acquisition of a new undertaking for Seven Clans. Management has undertaken a review of several such opportunities and has determined that continuing in the resource exploration sector may best maximize value for shareholders. The purpose of the special business at the shareholders' meeting is to consider and, if thought fit, approve the acquisition of Mexgold Resources Inc., herein referred to as "Mexgold", a company with a prospective gold and base metal exploration property located in the State of Chihuahua, Mexico. As part of this transaction, the capital of Seven Clans will be reorganized, and management will arrange for the continued listing of the common shares of Seven Clans on the TSX Venture Exchange.

If the special business, as discussed below, Seven Clans will acquire Mexgold, a company with prospective gold and base metal exploration interests located in the State of Chihuahua, Mexico, consolidated issued and outstanding shares on a 2:1 basis, change its name to "Mexgold Resources Inc." and amend the existing Seven Clans stock option plan. See "Particulars of Matters to be Acted Upon". To reflect the new direction of Seven Clans if this special business is approved, in lieu of the above-noted directors, shareholders will elect the nominees of Mexgold to the board of directors. See "Seven Clans Resources Ltd. - Directors and Officers".

## Particulars of Matters to be Acted Upon

### RECOMMENDATION OF MANAGEMENT OF SEVEN CLANS FOR SPECIAL MEETING

**THE BOARD OF DIRECTORS OF SEVEN CLANS RECOMMEND THAT SHAREHOLDERS APPROVE THE SPECIAL BUSINESS OF THE SPECIAL MEETING AS DESCRIBED BELOW.** It is the view of the management of Seven Clans that exploration for gold and base metals on the exploration property of Mexgold might provide sound prospects for the maximization of shareholder value. Reference should be made to the information provided in this Information Circular. **There are no known bodies of commercial mineralization on the mineral exploration property of Mexgold and its activities thereon will only constitute an exploratory search for mineralization. See "Risk Factors".**

### (a) The Opportunity

Management of Seven Clans has reviewed the current business and affairs of Seven Clans with a view to enhancing shareholder value. To this end, Seven Clans has negotiated the acquisition of Mexgold, which has a prospective gold and silver exploration property located in the State of Chihuahua, Mexico and approximately $2,600,000 in net

working capital upon completion of the Reverse Take-Over.

**(b) Shareholder Approval**

Detailed disclosure of the purchase of Mexgold and related matters is made under the various headings below and throughout this Information Circular. The following is a summary of the critical aspects of these transactions, collectively called the "Reverse Take-Over", which the shareholders of Seven Clans are being asked to approve:

(i) consolidation of the common shares of Seven Clans on the basis of one (1) new common share for every two (2.0) common shares presently issued and outstanding.

(ii) change of name of Seven Clans to "Mexgold Resources Inc.", or such other name as the directors may determine is acceptable to securities and corporate regulators;

(iii) issuance of 14,000,000 post-consolidation common shares of Seven Clans and common share purchase warrants to acquire 5,550,000 post-consolidation common shares of Seven Clans to the shareholders of Seven Clans in exchange for all the issued and outstanding shares and warrants of Mexgold; and

(iv) amendment to the Seven Clans stock option plan for the directors, officers, employees and consultants increasing the number of shares available for grant for 1,400,000 shares to 3,600,000 shares.

**All aspects of the Reverse Take-Over require the approval of the shareholders of Seven Clans, if the Reverse Take-Over is to proceed. If all of these items are not approved, the Reverse Take-Over will not proceed.**

The transactions described in items (i) and (ii) noted above must be approved by a special resolution (i.e. a majority of not less than 2/3 or 66 2/3% of the votes cast) pursuant to the requirements of governing corporate law.

The transactions described in items, (iii) and (iv) noted above must be approved by a majority of the votes cast by shareholders of Seven Clans (i.e. a majority of more than 50% of the votes cast) pursuant to the requirements of governing securities law.

All directors and shareholders of Mexgold have approved the Reverse Take-Over on the terms as disclosed in this Information Circular, and representations will be obtained on closing stating that all necessary legal matters have been attended to.

**(c) Share Consolidation**

As part of the purchase of Mexgold by Seven Clans, shareholders of Seven Clans are being asked to approve the consolidation of the issued and outstanding common shares of Seven Clans on a basis of one (1) common share for every two (2.0) common shares presently issued and outstanding. If the Reverse Take-Over is not approved, the share consolidation will not be undertaken. See "Particulars of Matters to be Acted Upon - (b) Shareholder Approval". The share consolidation is being undertaken to rationalize the capital structure of Seven Clans to facilitate the financing of Seven Clans.

No shareholder will be eliminated from Seven Clans as a result of the share consolidation. No fractional shares will be issued. Shareholders entitled to a fraction of a share will be entitled to receive a whole share. The effect of the share consolidation and resulting number of issued and outstanding shares of Seven Clans is described under, "New Seven Clans – Fully Diluted Share Capital".

The share consolidation will not alter any of the existing rights and obligations of Seven Clans. To the extent that any right or obligation is related to the common shares outstanding, such right or obligation will be adjusted to reflect the share consolidation.

**If the share consolidation is approved, following the effective date of articles of amendment, certificates for common shares of Seven Clans on a consolidated basis under the new name as disclosed under "Particulars of Matters to be Acted Upon - (d) Name Change" will be issued to shareholders against deposit of their certificates representing presently issued and outstanding common shares with Seven Clans's transfer agent, Computershare Trust Company of Canada, Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8.** In anticipation of the approval of these matters, a letter of transmittal is enclosed with this information circular.

### (d) Name Change

To reflect the change in direction of Seven Clans resulting from its purchase of Mexgold if the Reverse Take-Over are approved by the shareholders of Seven Clans, it is proposed that the name of Seven Clans be changed to "Mexgold Resources Inc.", or such other name which acceptable to the applicable securities and corporate regulators.

If approved, Seven Clans will need to file Articles of Amendment with the Ontario Ministry of Consumer and Commercial Relations to carry out the consolidation and name change. Thereafter, shareholders will then be provided with the opportunity to exchange their old certificates for new share certificates reflecting the consolidation as discussed under "Particulars of Matters to be Acted Upon - (c) Share Consolidation". The Common Shares will not trade on a consolidated basis until after the TSX Venture Exchange is in receipt of all required documentation including the Certificate and Articles of Amendment and specimen copies of the new form of share certificate.

If the Reverse Take-Over is not approved, the name change will not be undertaken. See "Particulars of Matters to be Acted Upon - (b) Shareholder Approval".

### (e) Acquisition of Mexgold Resources Inc.

Seven Clans has negotiated an arm's length agreement with the shareholders of Mexgold to acquire all of the issued and outstanding shares and warrants of Mexgold by issuing 14,000,000 post-consolidation shares of Seven Clans and common share purchase warrants to acquire 5,550,000 post-consolidation common shares of Seven Clans to the shareholders of Mexgold. The common share purchase warrants consist of 1,500,000 Series 1 Warrants, 4,000,000 Series 2 Warrants and 50,000 Sponsor Warrants. Each whole Series 1 Warrant entitles the holder to acquire one common share of Seven Clans for $0.10 until November 30, 2004. Each whole Series 2 Warrant entitles the holder to acquire one common share of Seven Clans for $0.75 until two years after closing of the Reverse Take-Over. Each whole Sponsor Warrant entitles the holder to acquire one common share of Seven Clans for $0.75 until October 15, 2004. See "New Seven Clans – Options and Other Rights to Purchase Securities". The acquisition is subject to a number of conditions discussed below as specified in an acquisition agreement dated January 15, 2003. Details on the nature and business of Seven Clans is discussed under, "Mexgold Resources Inc.".

If the Reverse Take-Over is approved by shareholders of Seven Clans, closing is anticipated to occur by no later than June 30, 2003. The terms of the Reverse Take-Over and the consideration thereunder were arrived at through arm's length negotiations between the boards of directors of Seven Clans and Mexgold and the shareholders of Mexgold.

As a condition of closing, Mexgold must have a total of $2,500,000 in pro forma combined net working capital with its property interest in good standing. To achieve this level of working capital, Mexgold will complete a private placement of $2,000,000 before closing. See the pro forma consolidated balance sheet of Mexgold Resources Inc. attached as Schedule C to this Information Circular, "Mexgold Resources Inc. – Prior Share Issuances" and "New Seven Clans – Summary and Analysis of Financial Operations".

The acquisition agreement contains standard representations and warranties for transactions of this nature, including representations and warranties that Mexgold is in compliance with all applicable laws and is otherwise legally capable of entering into the Reverse Take-Over. It is a condition of closing that the shareholders of Seven Clans approve the Reverse Take-Over. See "Particulars of Matters to be Acted Upon - (b) Shareholder Approval".

### (f) Stock Option Plan

Seven Clans has a Stock Option Plan as described under, "Seven Clans Resources Ltd. – Stock Options". There are currently no management incentive options outstanding under the plan and no management incentive options have ever been granted under the Stock Option Plan to date. No management incentive options will be granted until completion of the Reverse Take-Over.

In order to provide for sufficient incentive mechanisms should the Reverse Take-Over be approved, it is proposed that the number of shares available for granting pursuant to the terms of the Stock Option Plan be increased from 1,400,000 to 3,600,000. There are no other changes proposed for the Stock Option Plan. Upon completion of the Reverse Take-Over, management incentive options will be granted on the same terms as the management incentive options which are currently outstanding in Mexgold, and the Mexgold management incentive options will be cancelled. See "Mexgold Resources Inc. – Stock Options".

If the Reverse Take-Over is not approved the amendment to the Stock Option Plan will not be undertaken. See "Particulars of Matters to be Acted Upon – (b) Shareholder Approval".

## SEVEN CLANS RESOURCES LTD.

### History

Seven Clans is a junior public company formed under the laws of the Province of Alberta by articles of incorporation dated April 28, 1993, under the name, "Skymore Resources Inc.". By articles of continuance dated November 21, 2001, Seven Clans continued its corporate charter from the Province of Alberta to the Province of Ontario. By articles of amendment dated November 20, 2001, Seven Clans changed its name from "Skymore Resources Inc.", to its current form of name and consolidated its issued and outstanding shares on the basis of one (1) common share for each three (3) common shares outstanding at that time. By articles of amalgamation dated April 30, 2002, Seven Clans amalgamated with its wholly-owned subsidiary, Seven Clans Resources Ltd. to continue as, "Seven Clans Resources Ltd.". Seven Clans is a reporting issuer in good standing in the Provinces of British Columbia, Alberta and Ontario.

The registered and principal office of Seven Clans is located at 32 Roxborough Street East, Toronto, Ontario, M4W 1V6.

### Business of Seven Clans

Seven Clans is a mineral exploration company engaged in locating, acquiring and exploring for gold and base metals in Ontario and British Columbia. The mineral property interests of Seven Clans are discussed in further detail under "Seven Clans Resources Ltd. - Mineral Properties". See "Risk Factors".

The primary objective of Seven Clans is to explore and, if warranted, to develop its existing properties. Its secondary objective is to locate, evaluate and acquire other properties and to finance their exploration and development either through equity financing, by way of joint venture, option agreements or a combination thereof. See "Seven Clans Resources Ltd. - Mineral Properties" for a more complete description of the mineral interests of Seven Clans.

**There are no known bodies of commercial mineralization on any of the above referenced mineral exploration properties and the activities of Seven Clans will constitute an exploratory search for mineralization. See "Risk Factors".**

### Mineral Properties

### (a) Sunshine Property

#### *(i) Option and Joint Venture Agreement*

Pursuant to an option and joint venture agreement dated October 27, 2000 (the "Sunshine Option Agreement"), between Seven Clans and Goldeye Explorations Limited ("Goldeye"), Seven Clans has a right to earn a 50% undivided interest in the Sunshine Lake Property by spending a total of $100,000 on exploration expenditures ($50,000 in the first 12 months following the date of the agreement, and $50,000 in the second 12 months following the date of the agreement). Upon completing the $100,000 expenditures by Seven Clans pursuant to the Sunshine Agreement, Goldeye will be required to expend $100,000 prior to further contributions by Seven Clans. Thereafter Goldeye and Seven Clans shall contribute equally to a joint venture and be diluted by 1.0% for every $25,000 in exploration expenditures not contributed to the joint venture. If a party is diluted to 10%, the joint venture is terminated and the 10% interest is converted to a 1.0% net smelter return royalty and the remaining party owns 100% of the property.

As at May 31, 2001, more than $100,000 was expended by Seven Clans on the Sunshine Lake Property pursuant to the terms of the Sunshine Lake Agreement. As the $100,000 minimum expenditure was completed, Seven Clans gave Goldeye notice of its election under the Sunshine Option Agreement to form a joint venture on May 31, 2001, which election was accepted by Goldeye effective May 31, 2001.

*(ii) Geological Summary*

*The following description of the Sunshine Lake Property is summarized in part from a report dated July 13, 2001, prepared by Gerald A. Harron, Consulting Geologist (the "Geological Report") prepared in accordance with National Instrument 43-101 and filed on www.sedar.com. No geological work has been completed on the Sunshine Lake Property since that time and, accordingly, the information contained in the Geological Report is current.*

Seven Clans currently has a 50% interest in a single mineral exploration property, known as the "Sunshine Lake Property", which is located approximately 65 km south of Dryden in northwestern Ontario and covers a total area of approximately 3,184 hectares. The Sunshine Lake Property is subject to the Sunshine Option Agreement as described under "Seven Clans Resources Ltd. – Mineral Properties – Sunshine Property - (i) Option and Joint Venture Agreement".

Bedrock in this area consists of mafic and ultramafic volcanic rocks overlain by a mixed unit of felsic to intermediate volcanic rocks and fluvial sediments considered to be coeval with marginal phases of internal felsic intrusions (Scattergood and Taylor Lake stocks). This sequence is overlain by a second mafic volcanic sequence and a clastic sedimentary unit containing auto-clastic quartz feldspar clasts derived from the underlying intrusions. Mafic / ultramafic intrusions are present in the lower volcanic sequence.

A geological synthesis suggests that both the Scattergood and Taylor Lake intrusions represent the core of a paleo-volcano tilted 90° to the northwest. Felsic pyroclastic units mixed with clastic sediments flanking these volcanic centers are thought to be the loci of hydrothermal events, which create base metal massive sulphide and lode gold deposits. Mafic-ultramafic intrusions in the basal part of the volcanic sequence are potential hosts for platinum group element mineralization. Deposit models suggest that a combination of geophysical, geological and geochemical surveys, including "boulder tracing" can be effectively utilized to search for economic base metal massive sulphide, precious and noble metal deposits that may occur in various parts of the volcanic stratigraphy.

On the Sunshine Lake property, lake bottom sediment sampling indicates Cu and Zn anomalies within favourable lithologies. AEM conductive horizons, which may represent base metal massive sulphide mineralization are also present within the felsic volcanic rocks. Previous and current exploration work on the property documents two bedrock occurrences of base metal mineralization on the Sunshine Grid, with associated IP/RES anomalies. Boulders of massive sulphide type mineralization have been located on the Uphill Grid. A 1.8 km long IP/RES anomaly coincident with a rock sample containing 2.5 g/t Au, plus three other geochemically defined gold anomalies on the Sunshine Grid indicate potential lode gold mineralization. Preliminary sampling of two mafic / ultramafic intrusions on the Sunshine Grid suggest a potential for platinum group element mineralization. The same intrusions are geophysically inferred to exist in the southwestern part of the property and offer additional opportunities for platinum group element mineralization.

This property is in the early stage of exploration and is only partially explored. The property appears to merit additional exploration expenditures, based on the presence of geological, geophysical and geochemical signatures indicative of potentially economic base metal massive sulphide mineralization, substantiated by base metal occurrences and boulders hosted in favourable lithologies. Additional targets relate to anomalous gold values in proximity to a fault structure, and weak platinum group element values associated with ultramafic / mafic layered intrusions.

A Phase 1 work program with a $200,000 budget has been recommended consists to assess the economic merits of the property. The highest priority is to test the base metal mineralization potential along the 14 km strike length of the most favourable horizon. For the area north of the Scattergood stock, and in the Cane Lake area geophysical surveys are recommended (MAG, HLEM, IP/RES) to locate possible sources of the massive sulphide boulders. Detailed mapping, rock and soil sampling, and mechanical stripping in the western part of the Sunshine Grid is recommended to evaluate the area for its base metal potential. Additional IP/RES surveying in this area is also recommended to complement the search for massive sulphide mineralization. Diamond drilling of an IP/RES anomaly (L35 W, 2+00 S) coincident with chloritic alteration of felsic fragmental rocks, which may be indicative of

VMS mineralization is also recommended. Diamond drilling is also proposed to test the lode gold potential of an occurrence in the southern part of claim 1150144. Further exploration of the PGE mineralization potential using detailed mapping and sampling will also be undertaken at this time.

Detailed geological mapping combined with rock and soil sampling and geophysical surveys (MAG, HLEM) on the Uphill grid are considered appropriate tools to search for the bedrock source of the sulphide boulders.

A Phase II program, would be contingent upon the results of the Phase I work program. The budget for this work is estimated at $300,000. It is contemplated that the highest priority targets for base metals, gold and PGE mineralization will be diamond drilled at this time. Accordingly, a 5,000 m drill program is considered sufficient to further define zones of economic significance.

Goldeye has the obligation to fund the first $100,000 of the Phase I work program. See "Seven Clans Resources Ltd. – Mineral Properties – (a) Sunshine Property – (i) Option and Joint Venture Agreements". To date, Goldeye has not commenced a work program. The amount which Seven Clans will spend on the Sunshine Property will be contingent on the results of the work program to be completed by Goldeye.

### (b) Blackcock Property

*The following description of the Blackcock Property is summarized from internal reports prepared for Seven Clans. A report in accordance with National Instrument 43-101has not been prepared for the Blackcock Property as management of Seven Clans does not view the Blackcock Property as material to Seven Clans as discussed below.*

Seven Clans currently has one resource property located in the Kootenay District of the Nelson Mining Division, British Columbia. The property consists of two claims known as the "Blackcock Claim" and the "Ynot Fraction Claim" (the "Claims") herein referred to as, collectively, the "Blackcock Property". The Claims were acquired in 1993 and are subject to a royalty equal to 4% of the gross value of all minerals, ores, metals, concentrates or materials recovered, produced or derived from the Claims.

The property is located 9.7 kilometers northeast of Ymir, British Columbia on Wildhorse Creek. Although limited work has been done on the property since it was located in 1896, there has been recorded production of 2,881 tons which occurred in 1936 and 1941. Grades were: gold 0.36 oz/ton, silver 1.08oz/ton, lead 1.65%, zinc 1.41%. In 1988 a previous property owner completed a program of cross cutting on the 1,000 meter level in the old workings. Nine holes were completed at a reported expenditure of $1,044,747, and small high grade vein systems were uncovered. The area is underlain by granodiorite of the middle to late Jurassic Nelson Intrusions. Argillite of the Lower Jurassic Ymir Group occurs as a roof pendent within the Nelson Batholith and is cross cut by the O'Hara adit. A small drill program was carried out in 1994 at an approximate cost of $44,200 consisting of 7 short drill holes totaling 1,813 ft. While the drilling indicated a small low grade zone it effectively closed the downward extension of the Blackcock zone to the O'Hara level. The potential for additional vein systems has not been tested on the property.

As a result of the acquisition of the Seven Clans Resources Inc. which owned Seven Clans' interest in the Sunshine Property, Seven Clans has focused its mineral property exploration efforts on the Sunshine Property. See "Seven Clans Resources Ltd. – Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview", Management of Seven Clans do not view the Blackcock Property as material to the business and affairs of Seven Clans. There is no carrying value assigned to the Blackcock Property. The carrying value of $104,032 for Seven Clans' interest in mineral properties and deferred exploration expenditures is all attributable to the Sunshine Property. See the financial statements of Seven Clans attached as Schedule A hereton. No amounts have been expended on the Blackcock Property since 1995 and there has been no interest by investors in financing further work on this property and no such work is contemplated at the present time. Management of Seven Clans is currently considering the best prospects to maximize the value of the Blackcock Property including joint ventures or an outright sale.

**There is no production from any of the properties of Seven Clans, and there is no underground or surface plant or equipment on such properties. The properties are without a known body of commercial mineralization and any work thereon has been an exploratory search for mineralization. See "Risk Factors".**

### Directors and Officers

The table presented below provides the names of and related information concerning the current directors and officers of Seven Clans.

| Name and Municipality | Office Held | Principal Occupation | Number of Shares Beneficially Owned Directly or Indirectly |
|---|---|---|---|
| Eduard H. Ludwig* Timmins, Ontario | President, Chief Executive Officer & Director | Principal, Night Hawk Drilling, a contract diamond drilling company | 150,000 |
| Dennis H. Peterson* Toronto, Ontario | Director | Lawyer & Corporate Finance Associate, Jones, Gable & Company Limited, an investment dealer | 3,509,329 |
| Ian A. Shaw* Toronto, Ontario | Director | Business Consultant | 75,000 |

* Member of Audit Committee. Seven Clans does not have an executive committee of its board of directors and there are no committees other than the audit committee.

If the Reverse Take-Over is approved by shareholders of Seven Clans, the nominees of Mexgold will become directors of Seven Clans. See "Mexgold Resources Inc. – Officers and Directors" for the backgrounds of those directors. If the Reverse Take-Over is not approved by shareholders, the above-noted directors will remain as directors of Seven Clans.

Subject to the foregoing, each director will hold office until the next annual meeting of Seven Clans, or any adjournment thereof, or until his successor is elected or appointed.

### Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of the financial condition and results of operations for Seven Clans for the twelve months ended April 30, 2002 and 2001, and the nine months ended January 31, 2003 and 2002. For a review of the assets of Seven Clans, see "Seven Clans Resources Ltd. – Mineral Properties". Audited financial statements of Seven Clans for the twelve months ended April 30, 2002 and 2001, and unaudited finacial statements of Seven Clans for the nine months ended January 31, 2003 and 2002, are attached to this Information Circular as Schedule A. These are the most recent financial statements of Seven Clans.

(a) **Consolidated Balance Sheet Data (nine months ended January 31, 2003 and twelve months ended April 30, 2002) (1)**

| | January 31, 2003 ($) | April 30, 2002 ($) |
|---|---|---|
| Working Capital | 171,320 | 180,362 |
| Current Assets | 176,069 | 187,739 |

| | | |
|---|---|---|
| Mineral properties and related deferred costs | 104,032 | 104,032 |
| Current Liabilities | 4,749 | 7,377 |
| Shareholder's Equity | 275,352 | 284,394 |

**(b) Consolidated Statement of Operations and Deficit Data (nine months ended January 31, 2003 and January 31, 2002) (1)**

| | **Nine Months Ended January 31, 2003 ($)** | **Nine Months Ended January 31, 2002 ($)** |
|---|---|---|
| Expenses | 9,042 | 9,700 |
| Net Loss | (9,042) | (9,700) |
| Net Loss (per share) (2) | (0.00) | (0.00) |

Notes:

(1) Quarterly and year-end information for the indicated periods was obtained from Seven Clans' unaudited interim and audited year-end financial statements for these periods.

(2) The existence of warrants affects the calculation of loss per share on a fully diluted basis. As the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share has not been presented.

*The following discussion and analysis of Seven Clans' financial condition and results of operations should be read in conjunction with the interim unaudited financial statements of Seven Clans for the nine months ended January 31, 2003 and 2002, the audited consolidated financial statements of Seven Clans for the twelve months ended April 30, 2002, and the accompanying notes included as part of the financial statements.*

***Overview***

The following discussion and analysis provides a summary of selected audited financial information for the twelve months ended April 30, 2002 and 2001 and unaudited consolidated interim financial information for the nine months ended January 31, 2003 and 2002, and includes financial information relating to Seven Clans, as well as its direct and indirect wholly-owned subsidiaries.

Seven Clans' exploration activities are at an early stage, and it has not yet been determined whether its properties contain recoverable mineralization. As a result, Seven Clans has no current sources of revenue other than interest earned on cash and short-term and money-market instruments, all of which were derived from issuances of share capital.

On January 29, 2002, Seven Clans completed the acquisition of Seven Clans Resources Inc. which had been approved by shareholders of Skymore Resources Inc. ("Skymore"), on October 19, 2001. Skymore is the predecessor to Seven Clans. See "Seven Clans Resources Ltd. – History". At the time of this acquisition, Skymore completed a reorganization pursuant to which the existing directors of Seven Clans were appointed, the shares outstanding at that time were consolidated on a 3:1 basis, the name of Skymore was changed to, "Seven Clans Resources Ltd.", and a debt settlement and a private placement were completed.

Further details on the history of Seven Clans, its mineral properties and the risk factors associated with respect to Seven Clans is found under, "Seven Clans Resources Ltd." and "Risk Factors".

***Results of Operations***

During the twelve months ended April 30, 2002, the Corporation had no revenue (2001 - $nil) and expenses of $26,581 (2001 - $nil) of which $18,044 (2001- $nil) were due to professional fees, $7,498 (2001 – $nil) were due

to transfer agent fees, $1,810 (2001- $nil) were due to office and general expenses, and $771 (2001 - $nil) were due to a credit to expenses for interest revenue. These amounts reflect the level of operations necessary to support the continued operations of Seven Clans. Comparative results are $nil as Seven Clans completed a reorganization during the 2001 period and there are no appropriate comparative financial statements.

During the nine months ended January 31, 2003, the Corporation had no revenue (2002 - $nil) and expenses of $9,042 (2002 - $9,700) of which $4,047 (2002- $8,500) were due to professional fees, $7,113 (2002 – $1,200) were due to transfer agent fees, $1,074 (2002 - $nil) were due to shareholders information expenses, $255 (2002- $nil) were due to office and general expenses, $472 (2002 - $nil) were due to a recovery of general exploration expenses, and $2,975 (2002 - $nil) were due to a credit to expenses for interest revenue. These amounts reflect the level of operations necessary to support the continued operations of Seven Clans.

***Liquidity and Capital Resources***

During the nine months ended January 31, 2003, and the twelve months ended April 30, 2002, Seven Clans did not engage in any financing activity. Seven Clans has working capital of $171,320 as at January 31, 2003 (unaudited). This working capital is viewed as adequate funding for the next 12 months as $100,000 has been spent by Seven Clans on the Sunshine Property and the next $100,000 of expenditures is to be made by Goldeye (see "Seven Clans Resources Ltd. - Mineral Properties - (a) Sunshine Property). Ongoing general and administrative expenses are not anticipated to exceed levels incurred in the past twelve month and six month periods.

Due to the nature of the mining business, the acquisition, exploration and, if warranted, the development of mining properties requires significant expenditures prior to achieving commercial production. Seven Clans may finance such expenditures through the sale of equity, joint venture arrangements with other mining companies or the sale of interests in its properties. The ability of Seven Clans to continue exploration and development of its property interests will, accordingly, be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to Seven Clans or that the terms of such financing will be favourable. Should Seven Clans not be able to obtain such financing, it will not be able to continue exploration and development of its property interests. See "Risk Factors".

***Outlook***

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. Seven Clans does not expect to receive significant income from any of the projects in the near term. The Corporation will require additional funds for working capital. In the event that unanticipated business opportunities or expenditures arise prior to such time, Seven Clans may require additional financing. Seven Clans will also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of mineralization is confirmed on any of Seven Clans' properties and Seven Clans requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long-term debt, arranging joint ventures with other companies or through a combination of the above.

There are no known deposits of commercial minerals on any of the mineral exploration properties of Seven Clans and any activities of Seven Clans thereon will constitute exploratory searches for minerals. See "Risk Factors".

Other than as discussed herein, Seven Clans is not aware of any trends, demands, commitments, events or uncertainties that may result in Seven Clans' liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in Seven Clans' liquidity and capital resources will be substantially determined by the success or failure of Seven Clans' exploration programs on its mineral properties and its ability to obtain equity financing.

*Related Party Transactions*

No director or senior officer, principal holder of securities or any associate or affiliate thereof of the Corporation has any interest, directly or indirectly, in material transactions with the Corporation for the periods reported herein.

**Share and Loan Capital**

| Designation of Security | Amount authorized or to be authorized | Amount outstanding as of the date of the most recent balance sheet in the Information Circular (January 31, 2003) | Amount outstanding as of the Most Recent Month End (March 31, 2003) | Amount to be outstanding in Resulting Issuer upon completion of the Reverse Take-Over (including any concurrent financing)(1) |
|---|---|---|---|---|
| Common Shares | Unlimited | 8,481,121 | 8,481,121 | 18,240,561 |
| Warrants | 1,500,000 | 1,500,000 | 1,500,000 | 750,000 |

Notes:
(1) See "New Seven Clans – Fully Diluted Share Capital".

As at January 31, 2003, Seven Clans had no long term or secured debt and shareholders' equity of $275,352.

**Description of Share Capital**

The share capital of Seven Clans consists of common shares. The common shares of Seven Clans are without nominal or par value. Each common share ranks equally with all other common shares with respect to dissolution, liquidation or winding-up of Seven Clans and payment of dividends. The holders of common shares are entitled to one vote for each share held on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors out of funds legally available therefor and to receive pro rata the remaining property of Seven Clans on dissolution. The holders of Seven Clans shares have no pre-emptive or conversion rights.

**Principal Holders of Voting Shares**

The following table shows, as at the date of this information circular, each person who is known to Seven Clans, its directors and officers, to beneficially own, directly or indirectly, or to exercise control or direction over, more than 10% of the outstanding common shares of Seven Clans.

PRINCIPAL SECURITY HOLDER TABLE

| Name and municipality of residence | Number of securities | Percentage of class prior to the Reverse Take-Over [Most Recent Month End](1) | Percentage of class after the Reverse Take-Over(2) |
|---|---|---|---|
| Dennis H. Peterson<br>Toronto, Ontario | 3,509,329 Common Shares | 41.4% | 9.6% |
| Harry J. Hodge<br>Toronto, Ontario | 2,995,125 Common Shares | 35.3% | 8.2% |

(1) Based on 8,481,121common shares issued and outstanding as at the date hereof.
(2) Based on 18,240,561 post-consolidation common shares issued and outstanding as at the date of the Reverse Take-Over (assuming completion of the Reverse Take-Over), adjusted for a 2:1 share

consideration. See "Particulars of Matters to be Acted Upon – (c) Share Consolidation" and "New Seven Clans – Fully Diluted Share Capital".

(3) Mr. Hodge also owns 1,500,000 common share purchase warrants of Seven Clans. See "Seven Clans Resources Ltd. – Securities Subject to Issuance", and "New Seven Clans – Options and Other Rights to Purchase Securities".

**Securities Subject to Issuance**

There are no common shares or other securities of Seven Clans subject to issuance pursuant to rights, options, warrants, convertible securities or other agreements except for 1,500,000 warrants. Each whole warrant entitles the holder to acquire one common share for $0.20 until November 20, 2003. If the Reverse Take-Over is completed pursuant to the adjustment provisions in the warrants for a 2:1 share consolidation, a total of 750,000 warrants will be outstanding and each whole warrant will entitle the holder to acquire one common share for $0.40 until November 30, 2003. See "New Seven Clans – Fully Diluted Share Capital".

**Prior Share Issuances**

The following table summarizes the prices at which securities have been within the last 12 months prior to the date of the Information Circular.

SEVEN CLANS SHARE CAPITAL TABLE

| | **Number of Issued Securities** | **Price per Security** | **Total Consideration** |
|---|---|---|---|
| (a) Prior sales of securities within the last 12 months | Nil | N/A | N/A |
| (b) Issued as of March 31, 2003 | 8,481,121 | | $524,942 |

**Dividend Record**

No dividends have been paid since incorporation by Seven Clans.

**Executive Compensation**

Seven Clans currently has one executive officer. No cash compensation has been paid to executive officers since incorporation of Seven Clans.

There is not any plan outstanding pursuant to which the executive officers will receive cash or non-cash compensation in the current and subsequent years. The following is a summary of executive compensation for the President of Seven Clans for the last three fiscal periods:

**Summary Compensation Table**

| Name and Title | Fiscal Year Ended | Annual Compensation | | | Long Term Compensation | | | All Other Compensation ($) |
|---|---|---|---|---|---|---|---|---|
| | | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Options Granted (#) | Restricted Shares or Restricted Share Units ($) | LTIP Payouts ($) | |
| Eduard H. Ludwig Chief Executive Officer | 2002<br>2001 | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil |
| James W. Gemmell, Chief Executive Officer[1] | 2001<br>2000<br>1999 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |

(1) Eduard H. Ludwig was appointed as Chief Executive Officer effective November 20, 2001. James W. Gemmell resigned as Chief Executive Officer on November 20, 2001.

The directors and officers are reimbursed for their out-of-pocket expenses reasonably incurred in connection with their duties to Seven Clans. The directors receive no fees for acting as such.

During the twelve months ended April 30, 2002, no remuneration was paid to the directors of Seven Clans (in their capacity as directors only), and no remuneration was paid to the officers of Seven Clans. Seven Clans has no employees.

If the Reverse Take-Over are completed it is anticipated that Seven Clans will adopt compensation policies which are comparable to other similar companies operating in the resource sector.

**Stock Options**

The board of directors and shareholders of Seven Clans have approved a stock option plan (the "Stock Option Plan") for directors, officers, employees and ongoing consultants of Seven Clans and any of its affiliates. The Stock Option Plan is in compliance with the requirements of the TSX Venture Exchange ("TSX"). There are no stock options currently outstanding and no stock options have ever been granted pursuant to the terms of the Stock Option Plan.

The purpose of the Stock Option Plan is to attract, retain and motivate management, staff and ongoing consultants by providing them with the opportunity, through options, to acquire a proprietary interest in Seven Clans and benefit from its growth. The Stock Option Plan provides that a total of 1,400,000 common shares are reserved for grants of options and that the number of common shares reserved for issuance to any person pursuant to options shall not exceed 5% of the issued and outstanding common shares in the case of directors, officers and employees, and shall not exceed 2% of the issued and outstanding common shares in the case of consultants.

With respect to insiders, the Stock Option Plan provides that common shares reserved for issuance pursuant to options granted to insiders shall not exceed 10% of the issued and outstanding common shares and that the number of common shares which may be issued to insiders under the Stock Option Plan within a one year period shall be limited to 10% of the issued and outstanding common shares, with no more than 5% issued to any one insider and his associates. The options are non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors at the market price of the common shares at the time of grant, subject to all applicable regulatory requirements. Each grant of options under the Stock Option Plan is subject to a

vesting schedule whereby the number of shares which may be acquired upon exercise of the options is limited to one third in each of the first, second and third years from the date of grant.

Under the terms of the Stock Option Plan, the board of directors may, at its discretion, grant financial assistance to holders wishing to exercise their options. Any such financial assistance will include, as part of its conditions, the grant of a lien on the common shares issuable on exercise of the options.

It is proposed that the Stock Option Plan be amended and that new management incentive options be granted to holders of Mexgold management incentive options upon completion of the Reverse Take-Over. See "Particulars of Matters to be Acted Upon – (f) Stock Option Plan", and "Mexgold Resources Inc. – Stock Options".

**Escrowed Securities**

A total of 3,600,000 common shares of Seven Clans are the only securities of Seven Clans which are subject to escrow or similar restrictions. The escrow conditions on these shares have been imposed pursuant to policies of the TSX Venture Exchange at the time Seven Clans completed the acquisition of the Sunshine Property and related transactions. See "Seven Clans Resources Ltd. – Management's Discussion and Analysis". The release terms and other relevant terms and conditions of this escrow agreement are summarized in the following table.

| **RELEASE DATES** | **Total Number of Escrowed Securities to be Released** |
|---|---|
| May 20, 2003 | 550,000 |
| November 20, 2003 | 550,000 |
| May 20, 2004 | 650,000 |
| November 20, 2004 | 650,000 |
| May 20, 2005 | 200,000 |
| November 20, 2005 | 200,000 |
| May 20, 2006 | 200,000 |
| November 20, 2006 | 200,000 |
| May 20, 2007 | 200,000 |
| November 20, 2007 | 200,000 |
| **TOTAL** | **3,600,000** |

The TSX Venture Exchange will impose certain escrow conditions on the shares of Seven Clans transferred and issued pursuant to the Reverse-Take Over which are held by management and insiders, and may impose hold periods on shares held by others in accordance with the seed share resale restriction matrix as outlined in Policy 5.4 of the TSX Venture Exchange. See "Mexgold Resources Inc. – Escrowed Securities", "Mexgold Resources Inc. – Prior Share Issuances" and "New Seven Clans – Escrowed Securities".

**Subsidiaries**

Seven Clans does not have any subsidiaries.

**Legal Proceedings**

There are no legal proceedings involving Seven Clans or its assets as at the date of this Information Circular, nor are any such proceedings known by Seven Clans to be contemplated.

**Material Contracts**

As at the date of this Information Circular, Seven Clans has not entered into any material contracts other than the Goldeye Option Agreement (see "Seven Clans Resources Ltd. – Mineral Properties – (a) Sunshine Property – (i) Option and Joint Venture Agreement"), and the share exchange agreement described under "Particulars of Matters to be Acted Upon – (f) Acquisition of Mexgold Resources Inc.".

### Auditors, Transfer Agent and Registrar

The auditors of Seven Clans are McGovern, Hurley, Cunningham, LLP, Chartered Accountants, Toronto, Ontario, who have served as such for the past fiscal year. The auditor of Seven Clans for the four previous fiscal years was John E. Goodwin, Chartered Accountant, Toronto, Ontario.

The transfer agent and registrar for Seven Clans is Computershare Trust Company of Canada. The transfer fee for transfers of common shares is $3.00 per certificate.

### Public Market

Seven Clans is a reporting issuer in the Provinces of Ontario, Alberta and British Columbia, and its common shares are listed on the TSX Venture Exchange under the trading symbol, "SCR". The TSX Venture Exchange has not accepted notice of the Reverse Take-Over which is, in any event, still subject to shareholder approval and the filing of customary documentation. See "New Seven Clans – Stock Listing".

The following is the monthly trading history of Seven Clans on the TSX Venture Exchange for the indicated periods.

| Weekly – 2003(1) | High | Low | Close | Volume |
|---|---|---|---|---|
| January 8 – 9 | n/a | | | |
| January 1 – 7 | 0.11 | 0.11 | 0.11 | 3,333 |
| Month - 2002 | | | | |
| December | 0.11 | 0.11 | 0.11 | 2,166 |
| November | 0.11 | 0.11 | 0.11 | 1,666 |
| October | 0.13 | 0.11 | 0.11 | 19,167 |
| September | 0.16 | 0.13 | 0.13 | 7,333 |
| August | n/a | | | |
| July | 0.15 | 0.20 | 0.15 | 4,665 |
| June | n/a | | | |
| May | 0.26 | 0.27 | 0.27 | 2,166 |
| April | 0.23 | 0.23 | 0.23 | 1,666 |
| March | 0.21 | 0.21 | 0.21 | 184 |
| February | 0.30 | 0.29 | 0.30 | 20,000 |
| January | n/a | | | |
| Month - 2001(2) | | | | |
| December | 0.21 | 0.21 | 0.21 | 6,666 |
| November | n/a | | | |
| October | 0.18 | 0.18 | 0.18 | 500 |
| September | n/a | | | |
| August | n/a | | | |
| July | n/a | | | |
| June | 0.27 | 0.24 | 0.24 | 9,333 |

Notes:

(1) Effective January 10, 2003, trading in the shares of Seven Clans was halted by the TSX Venture Exchange at the request of Seven Clans pending announcement and completion of the Reverse Take-Over.

(2) Effective November 20, 2001, the issued and outstanding shares of Seven Clans were consolidated on a 3:1 basis. See "Seven Clans Resources Ltd. – History".

### Interest of Insiders in Material Transactions

No director, senior officer, principal holder of securities, proposed nominee for election as a director or any associate or affiliate thereof of Seven Clans has any interest directly or indirectly, in material transactions with Seven Clans or Mexgold other than as follows:

a) During the twelve months ended April 31, 2002 and the nine months ended January 31, 2003, the Company paid a total of $nil (2001 - $nil) to companies controlled by the directors of the Company for management fees, mineral property exploration expenditures, promotional fees and professional fees. See "Seven Clans Resources Ltd. – Management's Discussion and Analysis of Financial Condition and Results of Operations".

b) Directors, officers and insiders of Seven Clans own a total of 6,729,454 common shares and 1,500,000 common share purchase warrants of Seven Clans which represent 79.0% of the issued and outstanding common shares and 100% of the issued and outstanding warrants. See "Seven Clans Resources Ltd. – Voting Securities and Principal Holders of Voting Securities".

d) Directors and officers of Seven Clans are entitled to hold management incentive stock options. For this purpose, Seven Clans has adopted a stock option plan (the "Stock Option Plan") for directors, officers, employees and consultants of Seven Clans and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the common share of Seven Clans by the persons who are primarily responsible for the management and profitable growth of the Company's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of Seven Clans. A consultant is defined as an individual that is engaged by Seven Clans, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on Seven Clans' business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation. There are no management incentive options currently outstanding under the Stock Option Plan. Mexgold currently has 3,500,000 issued and outstanding management incentive options. If the Reverse Take-Over is approved, management incentive options will be granted under the Stock Option Plan of Seven Clans on the same terms as the management incentive options which are currently outstanding in Mexgold, and the Mexgold management incentive options will be cancelled. See "Particulars of Matters to be Acted Upon – (f) Stock Option Plan".

**Indebtedness of Directors, Senior Officers, Executive Officers and Other Management**

None of the directors, senior officers, executive officers or other management, promoters, or proposed nominee for election as a director or their associates or affiliates is or has ever been indebted to Seven Clans.

## MEXGOLD RESOURCES INC.

### History

Mexgold Resources Inc., hereinafter referred to as "Mexgold", was incorporated pursuant to the laws of Ontario on November 25, 2002, under its current form of name. Mexgold is a private company.

The registered office of Mexgold is located at Suite 4900, 40 King Street West, Toronto, Ontario, M5H 4A2. The principal office of Mexgold is located at 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, Nova Scotia, B3B 1T5.

### Business of Mexgold

Mexgold is a mineral exploration company engaged in locating, acquiring and exploring for gold and base metals in Mexico. The mineral property interests of Mexgold are discussed in further detail under "Mexgold Resources Inc. - Mineral Property". See "Risk Factors".

The primary objective of Mexgold is to explore and, if warranted, to develop its existing properties. Its secondary objective is to locate, evaluate and acquire other properties and to finance their exploration and development either through equity financing, by way of joint venture, option agreements or a combination thereof. See "Mexgold Resources Inc. - Mineral Property" for a more complete description of the mineral interests of Mexgold.

### Mineral Property

*The following description of the Mexgold Property is summarized in part from a report dated November 25, 2002, prepared by Pincock Allen & Holt, Consulting Geologists (the "PAH Report") in accordance with National Instrument 43-101 and filed on www.sedar.com. No geological work has been completed on the Mexgold Property since that time and, accordingly, the information contained in the PAH Report is current.*

### 1.0 Summary

The Mexgold Property is located in Sierra Madre Occidental physiographic province, approximately 300 kilometers southwest of the City of Chihuahua and 200 kilometers west of the city of Hidalgo de Parral. The Mexgold Property is comprised of five mining titles totaling approximately 439.24 hectares. See Figure 2.

Beginning in late Cretaceous and continuing throughout the Tertiary, the Sierra Madre region was the site of intensive volcanic and intrusive activity. Volcanic stratigraphy in the Sierra Madre Occidental has been broken into two main groups consisting of the Lower Volcanic Group ("LVG") and the Upper Volcanic Group ("UVG"). LVG rocks are the host to nearly all the major gold silver deposits found in the Sierra Madre to date. Within the Mexgold Property area an erosional window of LVG rock is exposed, surrounded by UVG rhyolitic flows and tuffs.

The main structural feature in the project area is the Rosario fault complex. The Rosario structure strikes N 40° W and dips 45° to 50° to the west. Several east-west striking structures are present, including the Nankin, which dip approximately 30° to 35° to the south. The Concordia and El Sol structures strike N 60° W, and dip steeply to the south.

Gold was "discovered" at the Mexgold Property in October 1835. Production was sufficiently large that the Mexican government built a mint at the Mexgold Property in 1844. Historic production has been estimated at 2,000,000 ounces gold and 28,000,000 ounces silver. Estimated production grade was 37 g/t gold and 870 g/t silver. Most of the historic production was from the Zorrilla and Pertenencia areas, comprising the northwestern two-thirds of the exposed portion of the Rosario breccia-vein structure. Later activities have focused on the southern San Francisco portion of the Rosario structure and the Nankin vein. Underground production from the Nankin started nearly 100 years after the main discovery.

Currently the Mexgold Property does not have a sufficient sampling density for the determination of a measured or indicated mineral resource. An inferred resource can be calculated from the previous work. Much of the more

recent exploration activities have focused solely on the San Francisco portion of the Rosario breccia-vein complex. A lesser amount of modern work has been completed in historically more productive Zorrilla and Pertenencia areas. Data from several detailed exploration programs, both historic and modern have been used in order to assess the exploration potential of the Mexgold Property. Table 1-1 summarizes the inferred mineral resource, estimated by the PAH Report, for the Rosario and Nankin Structures.

**TABLE 1-1**
**Guadalupe y Calvo Gold-Silver Project**
**Guadalupe y Calvo Estimate of Inferred Mineral Resource**

| **Rosario Bulk Tonnage (at 75% of Available Tonnes)** | | | | | |
|---|---|---|---|---|---|
| **Tonnes** | **Au g/t** | **Au Ounces** | **Ag g/t** | **Ag Ounces** | **eAu Ounces** |
| 10,700,000 | 1.6 | 566,000 | 96 | 33,100,000 | 1,080,000 |
| **Rosario Underground (at 33% of Available Tonnes)** | | | | | |
| 700,000 | 18.5 | 393,000 | 435 | 9,200,000 | 530,000 |
| 11,400,000 | | 959,000 | | 42,300,000 | 1,610,000 |
| **Nankin Underground (at 33% of Available Tonnes)** | | | | | |
| 400,000 | 9.25 | 118,000 | 260 | 3,300,000 | 170,000 |
| **Total Rosario and Nankin Structures** | | | | | |
| **Tonnes** | **Au g/t** | **Au Ounces** | **Ag g/t** | **Ag Ounces** | **eAu Ounces** |
| **11,800,000** | **2.84** | **1,077,000** | **120** | **45,600,000** | **1,780,000** |

* Note: eAu based on a 1Au:65Ag ratio

Additional potential for gold and silver mineralization exists within the project boundaries. The above estimate does not address other mineralized structures that are known to be present. The potential for significant strike extensions of the Rosario and Nankin beneath post-mineral cover is also not addressed. Successful exploration results in any of these areas could significantly enhance overall project potential.

A program consisting of mapping, sampling and drilling is recommended in order to test the exploration potential of the Mexgold Property. An exploration budget is proposed for drilling and sampling that is estimated at U.S. $555,000. See "Mexgold Resources Inc. – Mineral Property – Recommendations".

## 2.0 Property, Description and Location

### 2.1 *Description*

The Mexgold Property is comprised of three contiguous mining titles totaling approximately 439.24 hectares (Figure 1 and Table 2-1). These titles are held 100 percent by Mexgold's wholly-owned subsidiary, Minerales Interamericanos S.A. de C.V., and the property is free of any royalty. A title opinion has been obtained from independent Mexican counsel. Registration for these land titles is currently in the name of a predecessor owner. All necessary transfer documentation has been filed with the appropriate government offices in Mexico. This is an administrative matter and full registration in the name of Metales Interamericanos S.A. de C.V. is assured. See "Risk Factors".

**TABLE 2-1**
**Guadalupe y Calvo Gold-Silver Project**
**Land Formation**

| **Name** | **Area (ha)** | **Titulo Number** | **Type** | **Expiration** |
|---|---|---|---|---|
| Guadalupe | 100.00 | 159362 | Minera | 2023 |
| Ampl. de Guadalupe | 28.00 | 186346 | Exploration | 1995* |
| Guadalupe Tres Frac. I | 159.84 | 207383 | Exploration | 2004 |
| Guadalupe Tres Frac. II | 2.67 | 207384 | Exploration | 2004 |
| Guadalupe Tres | 148.73 | 208992 | Exploration | 2004 |
| **Total Area (ha)** | **439.24** | | | |

* This title is in the process of being elevated to the status of "Minera" or exploitation.
Exploration titles have a five-year period before they expire and can be elevated to an exploitation or "Minera" title. Exploration titles have a 50-year life and can be renewed for as long as the mine is active. The elevation of a mining title from exploration to exploitation can be a lengthy process but all rights concerning exploration and exploitation remain in force during the conversation period. Mining rights take precedence over surface rights under Mexican Law.

### 2.2 *Location*

The Guadalupe y Calvo Project is located in Sierra Madre Occidental physiographic province, approximately 300 kilometers southwest of the city of Chihuahua and 200 kilometers west of the city of Hidalgo de Parral. The geographic coordinates are 26°06′ north latitude and 106°58′ west longitude. Figure 2 shows the location of the project.

The project lies within the prolific Sierra Madre Occidental Gold Province. Districts with recent multi million ounce gold discoveries include Ocampo, Mulatos, El Sauzal, Dolores, and Pinos Altos. The Tayotita mine complex, recently purchased by Wheaton River, is entering its third century of nearly continuous production. Figure 3 shows the location of some of the large historic mines and current projects in relation to the Mexgold Project.

## 3.0 Accessibility, Climate, Local Resources, Infrastructure And Physiography

Chihuahua has a well-developed transportation network with over 4,000 kilometers of paved highways, 7,000 kilometers of improved roads and 2,100 kilometers of railway. International airports are located in the cities of Ciudad Juarez and Chihuahua.

Access to the Mexgold Property from Parral, the nearest major city, is via Federal Highway 24, a paved two-lane road, approximately 271 km to the town of Guadalupe y Calvo. The project lies immediately to the south west of the town. An airstrip is also present near the town of Guadalupe y Calvo.

The climate is temperate with cool winters and mild summers. Rainfall is erratic in terms of yearly precipitation and occurs mainly during the summer monsoon season. The average annual precipitation is approximately 800 mm. Vegetation consists of pine and mixed pine and deciduous forest.

The nearest town, Guadalupe y Calvo, is located at the southern eastern edge of the project area and has an estimated population of 5,000 people. Guadalupe y Calvo is the seat of the Municipio government.

On site facilities consist of a Hacienda with offices, housing and dining facilities. The Hacienda is currently connected to the national power grid and telephone lines are available for installation. A 40-t/p mill with flotation recovery circuit is present along with various storage facilities.

Infrastructure is excellent and a local workforce is available. Mining and forestry are the major industries in the region.

## 4.0 History

Spanish exploration of northern Mexico began in 1554. The first significant mineral discovery in Chihuahua was the Santa Barbara district in 1567 followed by Parral, in 1631, and Batopilas in 1632. Major discoveries made during the 1700s include the Santa Eulalia, Marguarichi, Delores, and Naica districts.

Primitive roads and transportation methods limited all types of commercial development through out the region. Commercial activities were also hampered throughout Chihuahua in the 1700s and early 1800s by almost constant warfare with the Apache Indians. Although the attacks were concentrated in the Alto Plano region, all areas of the region were affected.

Following Mexican independence from Spain in 1820, the government adopted a policy of encouraging foreign investment to develop the economy and fund a growing budget deficit. English capital and loans in particular were

sought after to serve as a counter balance to growing economic and military power of the United States and any re-conquest plans by Spain. With the infusion of English capital a revival in mining ventures started.

Gold was "discovered" at the Mexgold Property in October of 1835 when a Tarahumara Indian took two miners to the site of the Rosario vein outcrop. This was a bonanza type discovery and in a very short time the town of Zorrilla was founded. The population rapidly swelled to 10,000 and the town's name was changed to Guadalupe y Calvo.

The Ochoa family began to consolidate the district soon after its discovery and by 1838 had sole ownership of the northern Zorrilla and Pertenencia portions of the Rosario breccia/vein complex. The southern or San Francisco portion of Rosario remained in the hands of local small miners for many years.

The Ochoa family leased their holding to two English mining companies in late 1838. The central or Zorrilla portion was leased to the Zorrilla Company, the western or Pertenencia portion to the Guadalupe Mining Company. During this period of time bonanza grade ores were produced from both open cut and underground workings. Output from these operations was large enough that the Mexican government erected a mint to coin the mine's output in 1844.

Operations of the Guadalupe and Zorrilla mining companies were restricted by lease agreement to the Guadalupe level, approximately 100 meters below the surface and above. In later years shafts and tunnels were sunk below the Guadalupe level in order to facilitate bidding new leasehold agreements but mutually agreeable terms could not be reached. In 1849 the properties reverted to the sole control of Ochoa family.

From 1849 to 1865 the district was worked primarily by small miners and gambosinos under agreements with the Ochoas. In 1865, Henry Holderness, an American of British descent, acquired a one half interest in the Ochoa properties. Holderness utilized the exploration shafts and tunnels constructed by the English companies, to developed and mine the Pertenencia and Zorrilla portions of the Rosario breccia/vein complex down to the 7$^{th}$ level.

Dewatering of the mine workings was accomplished by the driving of adits into the hillside, aided by small pumps. The 7$^{th}$ level of the Rosario mine is approximately 200 meters below the surface and slightly below the valley floor. At this point ground and water from the local river becomes a problem. As construction of dewatering adits were not possible and difficult transportation routes made the importation of large pumps and additional machinery prohibitively expensive, Holderness deeded his interests back to the Ochoa family in 1871 and left the country, now a rich man.

From 1871 to 1879 the Ochoas again leased ground to gambosinos and production and mining continued in a haphazard fashion. Starting in 1879 the Ochoa entertained a series of leases and option agreements with various U.S. politicians and mining promoters. All these ventures failed due to the demands of the Ochoa family. In 1888 the Ochoa family lost the claims by failure to perform the minimal work requirements.

Beginning the following year a group of Americans began consolidation of the district. Actual mining activities were limited to repossessing of dump material, reported to be a highly profitable venture. In 1895 Tiburcio Garcia, a local merchant and delegate to the state congress, acquired all interests in the district and sold them to the Rosario Mining Company of Ft. Worth, Texas.

Rosario Mining operated the property until 1910 under the direction of Frank Sizer. During this period both Sizer and Philip Argall undertook extensive underground sampling programs. Reports and data authored by Sizer and Argall was obtained from the American Heritage Center, University of Wyoming, the data is used extensively in the PAH Report.

In 1910 Rosario sold the property under an option agreement to West Mexican Mines Ltd. In 1932, $500,000 plus interest compounding at 6 percent annually, was still owed under the original option agreement. Documents dated 1938 indicate a similar amount was still due on the option.

The West Mexican Mines Ltd. operation consisted of a 50-ton per day mill with a cyanide recovery circuit. Reported recoveries were 90 percent. In the early 1930s operations shifted from the main Rosario breccia/vein complex to the east west striking Nankin structure, which dips 35° to the south. This structure had been known for

nearly 100 years but this was the first time any diligent exploration and development had been undertaken on it. West Mexican Mines Ltd. production continued on the Nankin until it left the district in 1940. No development or exploration work in the 7th level or below is noted in available reports.

Accurate production records for the years 1835 to 1940 are incomplete. In work completed in 1981, production for this period was estimated at 2,000,000 ounces gold and ounces 28,000,000 silver. Estimated production grade was 37 g/t gold and 870 g/t silver. Earlier production estimates by researchers and others lend substance to this estimate.

From the 1940s to 1978, small miners and gambisinos operated the mines at the Mexgold Property. In 1978 Compañia Minera Los Maples S.A. de C.V. ("Los Maples") acquired the claims, or "lotes", encompassing both the Rosario and Nankin structures. Los Maples rehabilitated the old mill building, installing a 42 t/d mill with flotation recovery circuit. A small Merrill Crow recovery system was reportedly present in the 1980s and used in a small heap leach operation.

Production by Los Maples was derived from a small open cut at the top of the Rosario outcrop and underground workings in the Nankin. Grades in the open cut were reported to be 4.3 g/t gold and 312 g/t silver.

The Mexican government performed numerous studies in the 1980s as part of the Mexican government's program to stimulate mining. This work consisted of mapping and sampling of the old workings and recommendations for future development. No actual exploration was conducted by the Mexican government.

During the 1980's Contratista Tormex S.A., a subsidiary of Lacana, examined the property. Once again the work consisted of reviewing and evaluating existing data with no actual exploration work performed.

Minera Glamis S.A. de C.V., a subsidiary of Glamis Gold Ltd., undertook a surface and underground sampling program in 1997. The work was concentrated in the southern San Francisco portion of the Rosario breccia\vein complex. No work was performed on the Nankin and only limited surface sampling was completed in the historically richer and wider Pertenencia portion of the Rosario structure.

V-Fund Investments Ltd. acquired a purchase option for the property in 1996 from Los Maples. V-Fund's work consisted of a limited mapping, channel sampling, and bottle roll leach tests on surface samples.

In late 1998 V-Fund entered into an agreement with Augusta Resource Corp. of Vancouver, British Columbia. Augusta completed a small 8-hole 1,0930 meter RC drilling program in January-February of 2000. Drill sites located during the August 17-18, 2002 site visit indicate drilling was restricted to the San Francisco portion of the Rosario structure. One hole was completed through both the Nankin and Rosario targets.

## 5.0 Geologic Setting

### 5.1 *Regional Geology*

Contemporaneous with the Laramide orogeny of the western U.S. the Sierra Madre Occidental experienced uplift with most of the Cretaceous sediments being removed. Beginning in late Cretaceous and continuing throughout the Tertiary the Sierra Madre region was the site of intensive volcanic and intrusive activity.

The oldest rocks exposed in the Mexgold Property area are Triassic to Cretaceous aged metasediments. These rocks are exposed in isolated erosional widows in the bottoms of the canyons or barrancas. Also present are late Cretaceous aged intrusives.

Volcanic stratigraphy in the Sierra Madre Occidental has been broken into two main groups consisting of the Lower Volcanic Group ("LVG") and the Upper Volcanic Group ("UVG"). The LVG rocks are more bimodal in nature and ranging in composition from basaltic andesite to rhyolites. Intruding this volcanic pile are intrusives of similar composition. LVG rocks are the host to nearly all the major gold-silver deposits found in the Sierra Madres to date.

Major uplift and erosion accompanied this volcanism so that thickness of the LVG rocks can be highly variable from area to area. The break in deposition between LVG and UVG volcanism is approximately 28 million years before present.

The UVG rocks overlie the LVG and are the dominant rock in outcrop within the Mexgold Property area. The contact between LVG and UVG is an erosional unconformity. The UVG are a thick volcanic pile comprised of massive felsic ignimbrites, tuffs and flows along with minor volcano-clastics. Individual units are relatively flat lying in a region context, indicating little recent uplift has occurred.

### 5.2 *District Geology*

Within in the Mexgold Property area an erosional window of LVG andesite containing diorite intrusives is exposed, surrounded by UVG rhyolitic flows and tuffs (see Figure 4).

Historically workers in the area had interpreted the LVG exposure to be an up thrown, fault-bounded block. Underground workings to the south have shown that the contact is in fact an erosional unconformity, the UVG having been deposited on a rough, mountainous terrain. To the north the contact relationship is not as clear however the contact is relatively low angle and reportedly parallel to the bedding of the UVG rocks. It would appear that the LVG rocks were a dome or mountain when the UVG rocks were deposited.

The main structural feature in the project area is the Rosario fault complex. The Rosario structure strikes N 40° W and dips 45° to 50° to the west. Several east-west striking structures are present, including the Nankin, which dip approximately 35° to the south. The Concordia and El Sol structures strike N 60° W, and dip to the south.

The Rosario breccia-vein complex splits into two distinct structures near its southern exposure, the footwall structure being the Refugio. Mapping by Glamis indicates the Refugio structure has an almost due north strike and dips approximately 45° to 50° to the west. Its northerly extension appears to be covered by alluvium. As virtually no exploration has been done in the footwall of the main Rosario structure, it is possible that other 30° splay structures off the main Rosario structure may be present.

The limited exposure of the LVG rocks makes interpretation of the structural fabric in regional terms difficult.

## 6.0 Deposit Types

The Mexgold Property is a classic gold-silver epithermal district and in general is classified as a pluton related adularia-sericite system. Based on mineralogy and alteration, gold-silver mineralization, it is of the low-sulfidation quartz-adularia type. The system contains quartz veins, quartz breccias and stockworks hosting economically significant gold and silver mineralization.

The mineralization commonly exhibits open-space filling textures and is associated with volcanic-related hydrothermal to geothermal systems. The host Rosario structure is a complex fault system containing multiple fault segments with the intervening ground being highly fractured. These multiple fault segments host classic ribbon veins and quartz breccias, the result of repeated opening of the host structure. The intervening fractured ground has been highly silicified and hosts quartz stockwork mineralization.

## 7.0 Mineralization

Detailed mineralogy has not been completed, but based on hand lens observations and cyanide leach characteristics the dominant precious metal minerals are believed to be electrum and argentite. The fact that Los Maples employed a flotation recovery circuit to recover gold and silver would indicate that the precious metals are fine grained in nature. Pyrite with lesser and variable amounts of sphalerite, chalcopyrite and galena are also present.

Total width of the mineralized zone within the Rosario fault complex is up to 80 meters. Historic underground mining widths of high-grade gold-silver mineralization were up to 10 meters.

Low sulfidation epithermal gold-silver mineralization is the result of pressure and temperature changes within a metal bearing hydrothermal system. Therefore economic gold and silver mineralization generally occurs within a distinct elevational horizon. Often silver content, along with base metals, increase as the bottom of the mineralized horizon is reached. Past mining operations at the Mexgold Property have exploited high-grade gold and silver mineralization over a vertical range of approximately 250 meters. Analysis of available data does not indicate a major increase in silver or base metal content with increasing depth. Both historic and modern data show that high-grade gold and silver mineralization is present in the lowest levels of both the Rosario and Nankin structures, therefore it is probably that mineralization continues.

Historic operations were hindered by water problems when the valley floor water table was reached. The inability of past operations to deal with water inflow is believed to be the reason mining was not pursued down dip rather than the absence of high grade gold-silver mineralization

Ore bearing gold-silver horizons of over 500 meters in thickness are not uncommon in Sierra Madre gold-silver deposits with some such as Ocampo and Chinipas exceeding 700 meters in vertical extent. It is therefore not unreasonable to assume that the Mexgold Project may have a total horizon at least twice as thick as that which has been exploited to date.

## 8.0 Exploration

Glamis, V-Fund and Augusta have conducted modern, well-documented, exploration activities. In addition, Phillip Argall conducted a well-documented underground exploration program in 1902.

### 8.1 *Argall Data*

Philip Argall examined the property in 1902 and performed an extensive underground mapping and sampling program. A detailed report by Argall was obtained from the Anaconda Geological Document Collection, American Heritage Center, University of Wyoming, Laramie.

Argall and his associates collect 729 samples from underground workings. Table 8-1 shows the sampling by area, type and average grade. Two samples labeled "Specimen" are not included.

**TABLE 8-1**
**Guadalupe y Calvo Gold-Silver Project**
**Summary of Argall Samples**

| Area | Number of Samples | Type | Average g/t Gold | Average g/t silver |
|---|---|---|---|---|
| Pertenencia | 40 | Cross Cut | 2.1 | 174 |
| | 117 | Drift | 7.8 | 191 |
| | 6 | Pertenencia Pit Walls | 17.5 | 313 |
| Zorrilla | 74 | Cross Cut | 2.7 | 96 |
| | 318 | Drift | 5.9 | 187 |
| | 11 | Pillars and Shafts | 6.0 | 157 |
| San Francisco | 55 | Cross Cuts | 1.93 | 90 |
| | 106 | Drifts | 11.7 | 258 |

Figure 5 is a long section showing the location of some of the more significant intercepts.

The crosscut samples were examined and combined with adjoining drift samples in order to assess the bulk tonnage of the Rosario structure. Table 8-2 shows the results on the cross cut analysis.

**TABLE 8-2**
**Guadalupe y Calvo Gold-Silver Project**
***Summary of Argall Cross Cut Samples***

| Working | Area | Location | Length (m) | Gold (g/t) | Silver (g/t) |
|---|---|---|---|---|---|

| Working | Area | Location | Length (m) | Gold (g/t) | Silver (g/t) |
|---|---|---|---|---|---|
| Level 7 No. 9N | Pertenencia | FW | 4.6 | 1.3 | 28 |
| Level 7, No. 8N | Pertenencia | HW | 6.7 | 2.2 | 77 |
| Level 7 No. 6&7N | Pertenencia | HW-FW | 10.7 | 1.3 | 65 |
| Level7 No. 5N | Pertenencia | HW | 5.2 | 0.8 | 87 |
| Level 7 No. 3 to 4N | Pertenencia | HW | 16.8 | 0.6 | 95 |
| Level 7 No.1N | Pertenencia | FW | 6.4 | 0.4 | 44 |
| Level 7 Midway | Pertenencia | HW-FW | 18.0 | 0.4 | 51 |
| Level 7 No.1S | Zorrilla | HW-FW | 7.9 | 0.5 | 47 |
| Level 7 No. 6&7S | Zorrilla | HW-FW | 9 | 6.5 | 75 |
| Level 7 No. 8S | Zorrilla | FW | 7.6 | 7.0 | 180 |
| Level 7 No. 9S | Zorrilla | FW | 7.9 | 3.1 | 86 |
| Level 7 No. 10S | Zorrilla | FW | 7.9 | 0.8 | 67 |
| **Summary Level 7 Cross Cuts** | | | **8** | **2.0** | **74** |
| Guadalupe Level, To +25 | Zorrilla | FW | 5.2 | 2.5 | 128 |
| Guadalupe Level No. 3&4 | Zorrilla | HW-FW | 22.0 | 2.1 | 80 |
| Guadalupe Tunnel | Zorrilla | HW | 13.7 | 2.4 | 80 |
| Guadalupe Level No. 1W | Zorrilla | HW | 15.2 | 5.1 | 99 |
| **Summary Guadalupe Level Cross Cuts** | | | **14** | **3.0** | **90** |
| No.1 | Pertenencia | FW | 5 | 2.8 | 161 |
| No. 2 | Pertenencia | FW | 2 | 3.6 | 693 |
| No. 3 | Pertenencia | FW | 3 | 11.4 | 554 |
| No. 4 | Zorrilla | FW | 4 | 1.8 | 114 |
| No. 5 | Zorrilla | FW | 3 | 9.2 | 188 |
| No.6 | Pertenencia | FW | 3 | 2.7 | 120 |
| No. 7 | Zorrilla | FW | 3 | 1.7 | 109 |
| No. 8 | San Francisco | FW | 3 | 2.1 | 124 |
| No. 9 | San Francisco | FW | 3 | 1.2 | 88 |
| No. 10 | San Francisco | FW | 7 | 1.5 | 71 |
| No. 31 | Pertenencia | FW | 7 | 0.7 | 50 |
| Juarez "Cross Cut" | San Francisco | HW | 18 | 2.2 | 103 |
| Saragosia Tunnel | San Francisco | HW-FW | 14 | 3.9 | 114 |
| No. 5 Tunnel North, No. 1 | San Francisco | FW | 21 | 1.4 | 82 |
| No. 5 Tunnel North, No. 3 | San Francisco | HW | 11 | 2.4 | 79 |
| No. 5 Tunnel South | San Francisco | FW Split | 15 | 1.0 | 98 |
| **Average Near Surface Cross Cuts** | | | **8** | **2.8** | **150** |
| **Average All Argall Cross Cuts** | | | ***9*** | ***2.5*** | ***113.8*** |

An examination of recent long sections and mine maps indicate little mining activity has occurred in the Pertenencia and Zorrilla portions of the Rosario breccia/vein complex since generation of the above data. The San Francisco

portion has been partially stoped to a depth of approximately 60 vertical meters below its upper outcrop, the same elevation as its southernmost outcrop in San Francisco Creek. Figure 6 is a plan view of the current Rosario mine workings.

## 8.2 *Glamis Data*

Glamis Gold's Mexican subsidiary, Minera Glamis S.A. de C.V. undertook an exploration program in 1994 consisting of mapping and surface sampling along with surface and underground drilling utilizing a jackleg drill and compressor.

Glamis' efforts were concentrated in the San Francisco portion of the Rosario structure. Figure 7 shows the location of the surface samples, Figure 8 shows the location of the surface drill holes and Figure 9 the underground drill holes.

Glamis collected a series of surface samples, either discreet channel chip samples or along continuous channel chip lines across the Rosario breccia/vein complex. In no case did the sample lines cross the entire width of mineralization. All samples at both ends of all sample lines contained appreciable gold and silver mineralization. Table 8-3 shows the Glamis trench, sample line results by area and the surface sampling program by area.

**TABLE 8-3**
**Guadalupe y Calvo Gold-Silver Project**
**Summary of Glamis Surface Sampling Summary**

| Sample Line or Number | Area | Width (meters) | Au (g/t) | Ag (g/t) | eAu (g/t) |
|---|---|---|---|---|---|
| **Sample Line 1, FR 2-4** | Pertenencia | 16 | 0.5 | 79 | 1.7 |
| **Sample Line 2, FR 8-13** | Zorrilla | 17.6 | 1.7 | 119 | 3.5 |
| Sample Line 3, FR 14-17 | San Francisco | 14 | 3.0 | 191 | 5.9 |
| Sample Line 4, FR 18-28 | San Francisco | 42.9 | 1.0 | 79 | 2.2 |
| Individual Surface Samples | | **23** | **1.4** | **104** | **3.0** |
| G-151 | Zorrilla | 3.5 | 0.9 | 86 | 2.2 |
| G-152 | Zorrilla | 7.0 | 0.7 | 25 | 1.1 |
| G-153 | Zorrilla | 4.8 | 1.7 | 62 | 2.7 |
| G-154 | Zorrilla | 4.5 | 1.4 | 54 | 2.2 |
| G-156 | Zorrilla | 5.0 | 0.8 | 60 | 1.7 |
| G-157 | Pertenencia | 1.6 | 0.6 | 120 | 2.4 |
| G-158 | Pertenencia | 1.6 | 0.4 | 57 | 1.3 |
| G-159 | Pertenencia | 8.0 | 0.4 | 44 | 1.1 |
| G-160 | Pertenencia | 5.0 | 0.3 | 52 | 1.1 |
| G-162 | Pertenencia | 1.8 | 0.3 | 40 | 0.9 |
| G-163 | Pertenencia | 1.4 | 0.9 | 75 | 2.1 |
| **Channel Sample Average** | | | **0.8** | **54** | **1.6** |

Note: eAu based on a 1 Au:65 Ag ratio

Glamis completed a surface jackleg program, with results reported for 103 holes. Holes depth ranged from 2 to 7 meters in length. Most holes were drilled to a depth greater than 5 meters. Drilling was generally restricted to the sides of surface mine workings. Table 8-4 shows the number of holes in each historic mining area.

**TABLE 8-4**
**Guadalupe y Calvo Gold-Silver Project**
**Summary of Jackleg Surface Drilling by Area**

| Area | Number of holes |
|---|---|
| Pertenencia | 8 |
| Zorrilla | 21 |
| San Francisco | 74 |
| Total | 103 |

Table 8-5 shows the results of Glamis surface jackleg drilling program.

**TABLE 8-5**
**Guadalupe y Calvo Gold-Silver Project**
**Summary of Glamis Surface Jackleg Drilling Summary**

| Drill Hole # | Area | Width (m) | Au (g/t) | Ag (g/t) | EAu (g/t) |
|---|---|---|---|---|---|
| B-1 | Pertenencia | 6.4 | 0.7 | 98 | 2.2 |
| B-2 | Pertenencia | 6.4 | 0.5 | 174 | 3.2 |
| B-3 | Pertenencia | 6.0 | 0.4 | 26 | 0.8 |
| B-4 | Pertenencia | 6.0 | 0.7 | 148 | 3.0 |
| B-5 | Pertenencia | 6.0 | 0.7 | 488 | 8.2 |
| B-6 | Pertenencia | 4.0 | 0.6 | 243 | 4.3 |
| B-7 | Pertenencia | 6.0 | 0.4 | 43 | 1.1 |
| B-8 | Pertenencia | 2.0 | 0.5 | 86 | 1.8 |
| **Average Pertenencia Jackleg Drill Holes** | | | **0.6** | **166** | **3.1** |
| B-9 | Zorrilla | 6.4 | 1.3 | 153 | 3.7 |
| B-10 | Zorrilla | 6.4 | 0.7 | 143 | 2.9 |
| B-11 | Zorrilla | 6.4 | 0.4 | 145 | 2.6 |
| B-12 | Zorrilla | 6.4 | 0.5 | 49 | 1.3 |
| B-14 | Zorrilla | 6.4 | 1.0 | 64 | 2.0 |
| B-15 | Zorrilla | 6.4 | 1.1 | 59 | 2.0 |
| B-16 | Zorrilla | 4.4 | 1.2 | 109 | 2.9 |
| B-18 | Zorrilla | 6.4 | 0.3 | 31 | 0.8 |
| B-19 | Zorrilla | 6.4 | 1.5 | 68 | 2.5 |
| B-19-A | Zorrilla | 2.0 | 2.9 | 107 | 4.5 |
| B-20 | Zorrilla | 6.4 | 0.8 | 45 | 1.5 |
| B-20-A | Zorrilla | 5.0 | 0.7 | 59 | 1.6 |
| B-21 | Zorrilla | 5.3 | 1.1 | 103 | 2.7 |
| B-21-A | Zorrilla | 5.4 | 0.9 | 47 | 1.6 |
| B-22 | Zorrilla | 5.2 | 1.1 | 57 | 2.0 |
| B-22-B | Zorrilla | 4.0 | 1.1 | 80 | 2.3 |
| B-22-C | Zorrilla | 6.1 | 2.6 | 83 | 3.9 |
| B-23 | Zorrilla | 3.0 | 1.3 | 92 | 2.7 |
| B-23-B | Zorrilla | 6.4 | 0.6 | 18 | 0.9 |
| B-24 | Zorrilla | 6.4 | 1.8 | 74 | 2.9 |
| **Average Zorrilla Jackleg Drill Holes** | | | **1.1** | **77** | **2.2** |
| B-25 | San Francisco | 6.4 | 1.5 | 59 | 2.4 |
| B-25-A | San Francisco | 6.4 | 3.2 | 59 | 4.1 |

| Drill Hole # | Area | Width (m) | Au (g/t) | Ag (g/t) | EAu (g/t) |
|---|---|---|---|---|---|
| B-26-B | San Francisco | 6.4 | 1.7 | 40 | 2.3 |
| B-27-B | San Francisco | 6.4 | 2.3 | 74 | 3.4 |
| B-27-C | San Francisco | 6.4 | 1.1 | 23 | 1.5 |
| B-27-D | San Francisco | 6.4 | 0.9 | 112 | 2.6 |
| B-28-B | San Francisco | 6.4 | 0.4 | 69 | 1.5 |
| B-29-A | San Francisco | 5.0 | 0.7 | 101 | 2.3 |
| B-29-B | San Francisco | 6.4 | 0.3 | 51 | 1.1 |
| B-29-C | San Francisco | 6.0 | 0.7 | 57 | 1.6 |
| B-29-D | San Francisco | 6.0 | 1.5 | 74 | 2.6 |
| B-30-A | San Francisco | 6.4 | 1.3 | 56 | 2.2 |
| B-30-B | San Francisco | 6.4 | 0.5 | 90 | 1.9 |
| B-31 | San Francisco | 6.4 | 0.1 | 144 | 2.3 |
| B-31-A | San Francisco | 6.0 | 0.5 | 47 | 1.2 |
| B-32-A | San Francisco | 6.0 | 0.7 | 149 | 3.0 |
| B-32-B | San Francisco | 6.0 | 0.4 | 104 | 2.0 |
| B-33-A | San Francisco | 6.4 | 0.4 | 59 | 1.3 |
| B-33-B | San Francisco | 6.0 | 0.4 | 41 | 1.0 |
| B-33-C | San Francisco | 6.0 | 1.7 | 61 | 2.6 |
| B-34 | San Francisco | 6.4 | 0.3 | 51 | 1.1 |
| B-34-A | San Francisco | 6.0 | 0.8 | 22 | 1.1 |
| B-34-B | San Francisco | 6.0 | 1.3 | 74 | 2.4 |
| B-34-C | San Francisco | 3.6 | 0.5 | 36 | 1.1 |
| B-36 | San Francisco | 6.4 | 1.0 | 87 | 2.3 |
| B-36-A | San Francisco | 2.0 | 0.3 | 48 | 1.0 |
| B-37 | San Francisco | 6.4 | 0.7 | 50 | 1.5 |
| B-37-B | San Francisco | 6.0 | 0.5 | 47 | 1.2 |
| B-37-C | San Francisco | 6.0 | 0.5 | 41 | 1.1 |
| 37-D | San Francisco | 2.0 | 0.9 | 27 | 1.3 |
| B-38 | San Francisco | 6.4 | 0.4 | 62 | 1.4 |
| B-38-A | San Francisco | 6.0 | 1.1 | 75 | 2.3 |
| B-39 | San Francisco | 6.4 | 0.6 | 90 | 2.0 |
| B-40 | San Francisco | 6.4 | 0.5 | 57 | 1.4 |
| B-40-A | San Francisco | 4.0 | 0.9 | 69 | 2.0 |
| B-41 | San Francisco | 6.4 | 1.3 | 86 | 2.6 |
| B-41-A | San Francisco | 3.7 | 0.8 | 59 | 1.7 |
| B-42 | San Francisco | 6.4 | 2.7 | 182 | 5.5 |
| B-42-A | San Francisco | 3.6 | 0.1 | 61 | 1.0 |
| B-43 | San Francisco | 6.4 | 1.7 | 125 | 3.6 |
| B-43-B | San Francisco | 2.0 | 0.7 | 27 | 1.1 |
| B-44 | San Francisco | 6.4 | 0.5 | 57 | 1.4 |
| B-44-A | San Francisco | 3.6 | 0.9 | 91 | 2.3 |
| B-44-B | San Francisco | 5.0 | 0.4 | 39 | 1.0 |
| B-44-C | San Francisco | 5.4 | 0.3 | 49 | 1.1 |
| B-45 | San Francisco | 5.8 | 0.1 | 52 | 0.9 |

| Drill Hole # | Area | Width (m) | Au (g/t) | Ag (g/t) | EAu (g/t) |
|---|---|---|---|---|---|
| B-106 | San Francisco | 5.0 | 0.4 | 50 | 1.2 |
| B-107 | San Francisco | 5.4 | 1.2 | 26 | 1.6 |
| B-109 | San Francisco | 5.0 | 0.5 | 58 | 1.4 |
| B-110 | San Francisco | 5.0 | 1.9 | 61 | 2.8 |
| B-111 | San Francisco | 5.0 | 1.0 | 12 | 1.2 |
| B-112 | San Francisco | 4.0 | 2.2 | 100 | 3.7 |
| B-113 | San Francisco | 5.0 | 1.4 | 24 | 1.8 |
| B-114 | San Francisco | 4.5 | 0.3 | 47 | 1.0 |
| B-115 | San Francisco | 5.0 | 0.5 | 63 | 1.5 |
| B-116 | San Francisco | 5.0 | 2.1 | 398 | 8.2 |
| B-117 | San Francisco | 5.0 | 1.3 | 509 | 9.1 |
| B-118 | San Francisco | 5.0 | 0.7 | 61 | 1.6 |
| B-119 | San Francisco | 7.0 | 1.0 | 56 | 1.9 |
| B-120 | San Francisco | 5.0 | 3.2 | 274 | 7.4 |
| B-121 | San Francisco | 5.0 | 2.6 | 139 | 4.7 |
| B-122 | San Francisco | 4.0 | 0.6 | 134 | 2.7 |
| B-123 | San Francisco | 5.0 | 0.5 | 78 | 1.7 |
| B-124 | San Francisco | 5.0 | 0.5 | 66 | 1.5 |
| B-125 | San Francisco | 5.0 | 0.1 | 55 | 0.9 |
| B-126 | San Francisco | 5.0 | 2.5 | 127 | 4.5 |
| B-127 | San Francisco | 5.0 | 0.6 | 107 | 2.2 |
| B-128 | San Francisco | 5.0 | 0.2 | 84 | 1.5 |
| B-129 | San Francisco | 5.0 | 0.6 | 269 | 4.7 |
| B-130 | San Francisco | 5.0 | 0.6 | 60 | 1.5 |
| B-131 | San Francisco | 4.0 | 0.3 | 90 | 1.7 |
| B-132 | San Francisco | 5.0 | 0.7 | 140 | 2.9 |
| **Average San Francisco Jackleg Drill Holes** | | | **1.0** | **86** | **2.3** |
| **Average All Surface Jackleg Holes** | | | **0.9** | **90** | **2.3** |

Note: eAu based on 1Au:65Ag ratio

Surface jackleg drilling in the Pertenencia area totals eight (8) holes. All drilling was restricted to the footwall of the Rosario breccia-vein complex. No drilling was undertaken in the steep sided open pit excavated on the Pertenencia ore shoot. This pit was one of the main production workings during the 1835 to 1848 production period. Argall obtained high-grade samples, up to 37.7 g/t gold and 247 g/t silver, from the sides of this pit and encouraging values from cross cut samples beneath this pit.

Surface drilling in the Zorrilla portion of the Rosario is comprised of eight holes drilled into the hanging wall and 12 into the footwall. In the open cut centered on the Zorrilla ore shoot drilling was restricted to the footwall. Sample line FR 2-4 contains economically interesting gold and silver mineralization and extends further into the footwall than the area tested by jackleg drilling. The Zorrilla area was a significant producer during both the 1835 to 1848 period, and the Rosario Mine Company production periods.

As can be seen in the Figure 8, the majority of the surface drilling was concentrated in the San Francisco portion of the Rosario breccia-vein complex, total holes 74. Drilling covers both the hanging and footwall. In neither area were the limits of economically interesting gold and silver mineralization delineated.

The Refugio structure contains a distinct footwall splay, the Refugio vein, in the San Francisco area. The presence the Refugio in the overall Rosario breccia-vein complex makes a comparison of footwall versus hanging wall values difficult. The surface jackleg drill results for the two separate structures are summarized below in Table 8-6.

**TABLE 8-6**
**Guadalupe y Calvo Gold-Siver Project**
**Surface Jackleg Drilling Main Rosario Structure Versus Refugio Split, San Francisco Area**

| Structure | Number of Jackleg Holes | Au (g/t) | Ag (g/t) | EAu (g/t) 1:65 |
|---|---|---|---|---|
| Main Rosario Structure | 51 | 1.0 | 82 | 2.3 |
| Footwall Refugio Split | 23 | 0.9 | 108 | 2.6 |

Note: eAu based on 1Au:65Ag ratio

The majority of underground jackleg drilling was conducted in the San Francisco portion of the Main Rosario underground workings. Results were reported for 99 total holes, of which 17 were drilled in the southeastern portion of Zorrilla area and 82 in the San Francisco area. Drill hole locations are shown in Figure 9. No data was collected in the historically productive Pertenencia area nor from the area containing the main Zorrilla ore shoot. Table 10-7 shows the drilling by footwall versus hanging wall location. Results were reported for 99 total holes, of which17 were drilled

**TABLE 8-7**
**Guadalupe y Calvo Gold-Silver Project**
**Summary of Glamis Underground Jackleg Drilling Summary**

| Drill Hole | Level and Location | Width (m) | Au (g/t) | Ag (g/t) | eAu (g/t) |
|---|---|---|---|---|---|
| B-47 | **Level 100 F** | 6.4 | 0.4 | 46 | 1.1 |
| B-47-A | Level 100 HW | 4.0 | 6.2 | 155 | 8.6 |
| B-48 | Level 100 F | 6.4 | 1.2 | 71 | 2.3 |
| B-49 | Level 100 F | 6.0 | 0.5 | 55 | 1.3 |
| B-50 | Level 100 F | 6.0 | 0.2 | 11 | 0.4 |
| B-51 | Level 100 F | 6.0 | 1.1 | 168 | 3.7 |
| B-52 | Level 100 F | 6.0 | 0.8 | 59 | 1.7 |
| B-53 | Level 100 F | 6.0 | 0.6 | 48 | 1.3 |
| B-53-A | Level 100 HW | 5.0 | 4.6 | 119 | 6.4 |
| B-54 | Level 100 F | 5.0 | 0.6 | 68 | 1.6 |
| B-54-A | Level 100 HW | 5.0 | 1.9 | 158 | 4.3 |
| B-55 | Level 100 F | 6.0 | 0.8 | 55 | 1.6 |
| B-55-A | Level 100 HW | 5.0 | 3.5 | 195 | 6.5 |
| B-56 | Level 100 F | 6.0 | 0.5 | 42 | 1.1 |
| **Level 100 Average** | | | **1.5** | **85** | **2.8** |
| **Level 100 Footwall Average** | | | **0.7** | **62** | **1.6** |
| **Level 100 Hanging Wall Average** | | | **3.9** | **157** | **6.3** |
| B-57 | San Estaban F | 6.4 | 2 | 59 | 2.9 |
| B-57-A | San Estaban HW | 3.6 | 0.4 | 75 | 1.6 |
| B-58 | San Estaban F | 6.4 | 8.3 | 163 | 10.8 |
| B-59 | San Estaban F | 4.4 | 0.4 | 80 | 1.6 |
| B-59-A | San Estaban HW | 6.4 | 1.2 | 52 | 2.0 |
| B-60 | San Estaban F | 4.0 | 0.2 | 32 | 0.7 |
| B-60-A | San Estaban HW | 4.0 | 3.6 | 82 | 4.9 |

| Drill Hole | Level and Location | Width (m) | Au (g/t) | Ag (g/t) | eAu (g/t) |
|---|---|---|---|---|---|
| B-60-A2 | San Estaban HW | 5.0 | 3.6 | 114 | 5.4 |
| B-61 | San Estaban F | 5.0 | 0.9 | 72 | 2.0 |
| B-61-A | San Estaban HW | 5.0 | 1.7 | 43 | 2.4 |
| B-62 | San Estaban F | 5.0 | 1 | 36 | 1.6 |
| B-62-A | San Estaban HW | 5.0 | 0.7 | 84 | 2.0 |
| B-62-A1 | San Estaban HW | 5.0 | 1.7 | 180 | 4.5 |
| B-63 | San Estaban F | 5.0 | 0.6 | 71 | 1.7 |
| B-63-A | San Estaban HW | 4.0 | 2 | 147 | 4.3 |
| B-64 | San Estaban F | 5.0 | 0.9 | 37 | 1.5 |
| B-64-A | San Estaban HW | 2.0 | 11.2 | 158 | 13.6 |
| B-65 | San Estaban F | 5.0 | 1.9 | 101 | 3.5 |
| B-65-A | San Estaban HW | 5.0 | 0.8 | 51 | 1.6 |
| B-66 | San Estaban F | 5.0 | 1 | 50 | 1.8 |
| B-66-A | San Estaban HW | 5.0 | 0.7 | 50 | 1.5 |
| B-66-A1 | San Estaban HW | 5.0 | 1.8 | 81 | 3.0 |
| B-66-A2 | San Estaban HW | 5.0 | 0.5 | 52 | 1.3 |
| B-66-A3 | San Estaban HW | 5.0 | 0.4 | 34 | 0.9 |
| B-67 | San Estaban F | 5.0 | 0.3 | 46 | 1.0 |
| B-67-A | San Estaban HW | 5.0 | 0.3 | 59 | 1.2 |
| B-68 | San Estaban F | 5.0 | 0.6 | 190 | 3.5 |
| B-69 | San Estaban F | 5.0 | 0.3 | 43 | 1.0 |
| B-69-A | San Estaban HW | 5.0 | 0.4 | 112 | 2.1 |
| B-70 | San Estaban F | 4.0 | 0.7 | 33 | 1.2 |
| B-70-A | San Estaban HW | 4.0 | 0.4 | 27 | 0.8 |
| B-71 | San Estaban F | 5.0 | 0.3 | 19 | 0.6 |
| B-71-A | San Estaban HW | 5.0 | 3.5 | 115 | 5.3 |
| B-72 | San Estaban F | 5.0 | 0.6 | 74 | 1.7 |
| B-73 | San Estaban F | 5.0 | 1.0 | 108 | 2.7 |
| B-74 | San Estaban F | 5.0 | 0.5 | 23 | 0.9 |
| Average San Estaban | | | **1.5** | **76** | **2.6** |
| Average San Estaban Footwall | | | **1.4** | **74** | **2.5** |
| Average San Estaban Hanging Wall | | | **1.5** | **77** | **2.7** |
| B-75 | Guadalupe +25 F | 5.0 | 0.7 | 57 | 1.6 |
| B-75-A | Guadalupe +25 HW | 5.0 | 0.4 | 136 | 2.5 |
| B-76 | Guadalupe +25 F | 5.4 | 0.2 | 19 | 0.5 |
| B-76-A | Guadalupe +25 HW | 5.0 | 7.8 | 71 | 8.9 |
| B-77 | Guadalupe +25 F | 5.0 | 0.0 | 11 | 0.2 |
| B-77A | Guadalupe +25 HW | 5.0 | 0.2 | 9 | 0.3 |
| B-78 | Guadalupe +25 F | 5.0 | 0 | 85 | 1.3 |
| B-78-A | Guadalupe +25 HW | 4.0 | 2 | 121 | 3.9 |
| B-79 | Guadalupe +25 F | 4.0 | 0.6 | 110 | 2.3 |
| B-79A | Guadalupe +25 HW | 5.0 | 0.4 | 13 | 0.6 |
| B-81 | Guadalupe +25 F | 5.0 | 0.6 | 65 | 1.6 |
| B-81A | Guadalupe +25 HW | 5.0 | 0.2 | 18 | 0.5 |

| Drill Hole | Level and Location | Width (m) | Au (g/t) | Ag (g/t) | eAu (g/t) |
|---|---|---|---|---|---|
| Average Guadalupe +25 Level | | | **1.1** | **57** | **2.0** |
| **Average Guadalupe +25 Level Footwall** | | | **0.3** | **54** | **1.2** |
| **Average Guadalupe +25 Level Hanging Wall** | | | **1.9** | **61** | **2.8** |
| B-82 | Guadalupe F | 5.0 | 2.6 | 74 | 3.7 |
| B-82-A | Guadalupe HW | 5.0 | 0.2 | 43 | 0.9 |
| B-83 | Guadalupe F | 3.0 | 0.4 | 87 | 1.7 |
| B-83-A | Guadalupe HW | 5.0 | 0.7 | 76 | 1.9 |
| B-84 | Guadalupe F | 5.0 | 0.5 | 91 | 1.9 |
| B-85 | Guadalupe F | 5.0 | 0.5 | 52 | 1.3 |
| B-86 | Guadalupe F | 4.0 | 0.9 | 65 | 1.9 |
| B-86-A | Guadalupe HW | 5.0 | 0.3 | 57 | 1.2 |
| B-87 | Guadalupe F | 5.0 | 1.8 | 73 | 2.9 |
| B-88 | Guadalupe F | 5.0 | 0.9 | 61 | 1.8 |
| B-88-A | Guadalupe HW | 5.0 | 10.8 | 96 | 12.3 |
| B-89 | Guadalupe F | 5.0 | 0.2 | 52 | 1.0 |
| B-90 | Guadalupe F | 5.0 | 0.5 | 77 | 1.7 |
| B-90-A | Guadalupe HW | 5.0 | 0.2 | 23 | 0.6 |
| B-91 | Guadalupe F | 5.0 | 0.4 | 69 | 1.5 |
| B-91 (2nd) | Guadalupe HW | 5.0 | 0.7 | 47 | 1.4 |
| B-92.A | Guadalupe HW | 5.0 | 0.3 | 47 | 1.0 |
| B-93 | Guadalupe F | 5.0 | 0.9 | 52 | 1.7 |
| B-94 | Guadalupe F | 5.0 | 0.7 | 23 | 1.1 |
| B-94-A | Guadalupe HW | 5.0 | 0.7 | 23 | 1.1 |
| B-95 | Guadalupe F | 5.0 | 1.6 | 51 | 2.4 |
| B-95-A | Guadalupe HW | 5.0 | 0.2 | 11 | 0.4 |
| B-96 | Guadalupe F | 5.0 | 0.8 | 25 | 1.2 |
| B-97 | Guadalupe F | 5.0 | 4.4 | 247 | 8.2 |
| B-97-A | Guadalupe HW | 5.0 | 0.5 | 15 | 0.7 |
| B-98 | Guadalupe F | 5.0 | 0.2 | 7 | 0.3 |
| B-98-A | Guadalupe HW | 5.0 | 2 | 12 | 2.2 |
| B-99 | Guadalupe F | 5.0 | 0.5 | 9 | 0.6 |
| B-99-A | Guadalupe HW | 5.0 | 0.6 | 47 | 1.3 |
| B-101 | Guadalupe F | 5.0 | 1.6 | 10 | 1.8 |
| B-102 | Guadalupe F | 5.0 | 0.4 | 37 | 1.0 |
| B-103 | Guadalupe F | 5.0 | 0.2 | 39 | 0.8 |
| B-103-A | Guadalupe HW | 5.0 | 0.4 | 17 | 0.7 |
| B-104 | Guadalupe F | 5.0 | 0.3 | 16 | 0.5 |
| B-104-A | Guadalupe HW | 5.0 | 1.4 | 23 | 1.8 |
| B-105 | Guadalupe F | 5.0 | 0.3 | 11 | 0.5 |
| B-105-A | Guadalupe HW | 5.0 | 0.4 | 21 | 0.7 |
| Average Guadalupe Level | | | **1.1** | **48** | **1.8** |
| Average Guadalupe Level Footwall | | | **0.9** | **55** | **1.8** |
| Average Guadalupe Level Hanging Wall | | | 1.3 | **37** | **1.9** |
| ***Average All Underground Jackleg Drill Holes*** | | | ***1.3*** | ***65*** | ***2.3*** |

| Drill Hole | Level and Location | Width (m) | Au (g/t) | Ag (g/t) | eAu (g/t) |
|---|---|---|---|---|---|
| *Average All Footwall Holes* | | | *0.8* | *57* | *1.6* |
| ***Average All Hanging Wall Holes*** | | | *1.8* | *61* | *2.8* |

Note: eAu based on 1Au:65Ag ratio

The data contained in the table above indicates that the hanging wall of the old workings contains better grade material in the San Francisco portion of the of the Rosario structure. A number of the holes were drilled in the area between the stoped portions of the Zorrilla and San Francisco ore chutes and contained economically interesting gold and silver mineralization. This demonstrates the bulk tonnage potential in zones indicates areas between historic ore shoots.

Several hanging wall holes intersected higher-grade gold and silver mineralization. In Level 100 a high-grade zone can be traced for over 200 meters and is open along strike into the Zorrilla area. These intersections demonstrate the presence of higher-grade, un-mined "vein" segments in the hanging wall.

### 8.3 *V-Fund Data*

V-Fund Investments Limited undertook a program in 1996 consisting of channel chip sampling along surface sample lines across the Rosario breccia-vein complex, mapping and preliminary metallurgical tests. Table 8-8 summarizes the results of the V-Fund sampling program.

**TABLE 8-8**
**Guadalupe y Calvo Gold-Silver Project**
**Summary of V-Fund Channel Sampling**

| Sample Line | Area | Width (m) | Au (g/t) | Ag (g/t) |
|---|---|---|---|---|
| 1 | Pertenencia | 13.0 | 0.3 | 57 |
| 2 | Zorrilla | 35.6 | 2.1 | 111 |
| 3 | Zorrilla | 15.3 | 3.6 | 152 |
| 4 | San Francisco | 15.2 | 3.1 | 166 |
| 5 | San Francisco | 15.6 | 1.8 | 86 |
| 6 | San Francisco | 11.7 | 0.9 | 50 |
| **Average** | | **17.7** | **2.1** | **108** |
| **Average Zorrilla Area** | | **25.5** | **2.6** | **123** |
| **Average San Francisco** | | **14.2** | **2.0** | **105** |

Sampling in the Pertenencia is limited to one sample line. Lack of sampling by both V-Fund and Glamis in this area is the result of difficult access to the bottom of the Pertenencia open cut. The pit walls are near vertical and bedrock in the bottom is covered with fill.

The two sample lines in the Zorrilla area were across the central and footwall portions of the Rosario breccia-vein complex. The three sample lines in the San Francisco area were taken from the hanging wall zone. In comparing these channel chip sample line locations to the Glamis data it is apparent that the entire mineralized zone was not sampled.

### *8.4 Augusta Data*

Augusta Resource Corp. undertook a review of existing data and completed a nine-hole reverse circulation drilling program in 2000. All drilling was completed in the Zorrilla portion of the Rosario breccia-vein complex, southwest of the San Francisco shaft. Table 8-9 shows drilling statistics.

**TABLE 8-9**
**Guadalupe y Calvo Gold-Silver Project**
**Augusta Drilling Statistics**

| Hole | Bearing (degrees) | Inclination (degrees) | Depth (m) |
|---|---|---|---|
| GCDH-1 | 75 | -85 | 191.79 |
| GCDH-2 | 75 | -50 | 101.50 |
| GCDH-3 | 75 | -50 | 45.72 |
| GCDH-3a | 75 | -50 | 121.20 |
| GCDH-4 | 110 | -70 | 149.98 |
| GCDH-5 | 75 | -50 | 96.96 |
| GCDH-6 | 75 | -80 | 133.32 |
| GCDH | 117 | -45 | 151.50 |
| GCDH | Vertical | | 90.9 |
| **Total Meters Drilled** | | | **1082.87** |

Hole GCDH-3a was abandoned due to drilling problems. Hole GCDH-1 was stopped due to large water inflows and difficult drilling below the historic workings.

Complete assay sheets are not available for the Augusta drilling. But, partial grade runs for each hole, complete with a tabulation of individual assays, are available. Table 8-10 summarizes the results of that drilling program.

The drill results from this limited program are encouraging in terms of exploration potential. All holes encountered economically significant gold and silver mineralization.

**TABLE 8-10**
**Guadalupe y Calvo Gold-Silver Project**
**Summary of Augusta Drill Results**

| Hole | Structure - Area | From (m) | To (m) | Interval (m) | Au (g/t) | Ag (g/t) |
|---|---|---|---|---|---|---|
| GCDH-1 | Nankin | 76.2 | 79.2 | 3.0 | 12.93 | 154 |
| GCDH-2 | Rosario – San Francisco | 9.1 | 30.5 | 21.3 | 2.05 | 72 |
| GCDH-3 | Rosario – San Francisco | 22.8 | 33.5 | 10.7 | 1.18 | 82 |
| GCDH-4 | Rosario – San Francisco | 18.3 | 35.0 | 16.8 | 0.63 | 72 |
| GCDH-5 | Rosario – San Francisco | 9.1 | 29.0 | 19.8 | 1.95 | 58 |
| GCDH-6 | Rosario – San Francisco | 4.6 | 24.4 | 19.8 | 1.97 | 51 |
| GCDH-7 | Rosario – San Francisco | 83.8 | 99.0 | 15.2 | 0.82 | 38 |
| GCDH-8 | Rosario – San Francisco | 53.3 | 77.7 | 24.4 | 1.04 | 32 |
| Average | | | | **16.4** | **1.69** | **58** |
| **Average Rosario - San Francisco Area** | | | | **18.3** | **1.42** | **56** |

The intercept, in drill hole GCDH-1, contained 3 meters grading 12.93 g/t gold and 154 g/t silver, which demonstrates the presence of ore grade gold and silver mineralization in the Nankin area above the known workings. Drilling problems encountered in GCDH-1 caused early abandonment of the hole while still in low-grade gold and silver mineralization in the Rosario structure. This hole was collared near the San Francisco Shaft and drilled perpendicular to the strike of the Rosario structure. Assuming the hole had little deviation from the planned bearing it could not have intersected the Zorrilla ore shoot, which occurs to the northwest of the San Francisco. It is also unclear if the complete Rosario structure was fully intersected.

GCDH-2 and 8 was drilled in the area between the historically productive Zorrilla and San Francisco ore shoots. Hole 2 intersected 21.3 meters grading 2.05 g/t gold and 72 g/t silver, hole 8, 24.4 meters grading 1.04 g/t gold and 32 g/t silver. These intercepts further demonstrate the potential for significant bulk tonnage type gold and silver grades in area between historically exploited ore shoots.

Holes 3 to 6 intercepted the main part of the San Francisco ore shoot. These holes demonstrate the presence of significant bulk tonnage gold and silver grades in a halo around the previously mined higher-grade core of San Francisco ore shoot.

GCDH-7 was drilled to the southwest of the San Francisco area where post-mineral cover covers the Rosario breccia-vein complex. It intersected 15.2 meters grading 0.82 g/t gold and 38 g/t silver. Old maps show that the Rosario structure bifurcates as it passes under the post-mineral cover. It is doubtful that this hole penetrated the northern split of the Rosario breccia-vein complex. In any event, Hole 7 demonstrates the continuation of economically interesting gold and silver mineralization beneath cover to the southeast.

## 9.0 Mineral Processing And Metallurgical

### *9.1 Historic Processing and Metallurgy*

Historically mines of Guadalupe y Calvo processed their ore using mercury agglomeration and the patio process. The patio process was a primitive process where ore was ground up in open patios and water, salt, roasted copper and iron sulfides were added. Later mercury was added to extract the silver. The Rosario Mining Company installed the first documented cyanide processing plant. Actual recoveries are not contained in reports from that era.

C.B.E. Douglas visited the property in 1932 when it was being operated by West Mexican Mines Limited. A 50-ton per day mill and cyanide plant was in operation at that time and Douglas reported recoveries were about 90 percent. At the time of his visit the ore was being mined from the Rosario structure.

Soon after Douglas's visit West Mexican Mines Ltd. concentrated on production from the Nankin structure. A 1938 balance statement by West Mexican Mines Ltd. states that recoveries from ore derived from the Nankin structure for the year averaged 92 percent gold recovery, 75 percent silver recoveries. Grind size is unknown.

### 9.2 *Modern Metallurgical Test Work*

In 1998, V-Fund commissioned Kappes, Cassiday & Associates ("KCA") to perform a series of bottle roll cyanide extraction tests on composite samples derived from their surface channel chip samples. The following summarizes this work.

On 20 March 1998, KCA received several large bags of material from the Mexgold Property. The bags contained reject channel sample material.

The intervals were weighed and a 1,000 gram portion was taken utilizing a Jones Riffle Splitter from each interval. The intervals were combined into four (4) separate composite samples as designated by the client. The results of the cyanide bottle roll leach tests are summarized in Table 10-1.

**TABLE 10-1**
**Guadalupe y Calvo Project**
**Summary of Cyanide Bottle Roll Leach Tests**

| KCA Test No. | Trench Sample Number | Head, gms Au/MT | Head, gms Ag/MT | Rec. % Au | Rec. % Ag | Crush Size, mm | Leach Time, days | Cons. NaCN kg/MT | Added $Ca(OH)_2$ kg/MT |
|---|---|---|---|---|---|---|---|---|---|
| 26516 A | T-2 | 1.87 | 100.6 | 97.3 | 94.5 | 0.075 | 4 | 1.15 | 2.50 |
| 26516 B | T-3 | 3.89 | 152.6 | 96.4 | 93.3 | 0.075 | 4 | 0.77 | 2.00 |
| 26517 A | T-4 | 2.88 | 162.3 | 96.5 | 88.4 | 0.075 | 4 | 1.14 | 2.00 |
| 26517 B | T-5 | 2.65 | 130.1 | 95.5 | 90.5 | 0.075 | 4 | 1.73 | 2.00 |

## 10.0 Mineral Resources And Mineral Reserve Estimates

Currently the Mexgold Gold-Silver Project does not have sufficient sampling density for the determination of a measured and indicated mineral resource. Much of the more recent exploration activities have focused solely on the San Francisco portion of the Rosario breccia-vein complex. Minimal work has been completed in historically more productive Zorrilla and Pertenencia areas.

What work that has been completed on the Nankin structure has consisted of re-sampling old workings and Augusta's GCDH-1 drill hole that intersected 3 meters grading 12.93 g/t gold and 154 g/t silver. It should also be noted that ore grade gold and silver mineralization was first exploited on the Nankin nearly 100 years after operations began on the Rosario structure indicating that further work is definitely warranted.

Work is warranted on other structures such as the El Sol and Concordia that have been ignored to date.

An ***Inferred Mineral Resource*** can be made which is based on geologic evidence, historic and modern sampling and reasonable geologic and grade continuity, such that it has reasonable prospects for economic extraction in the opinion of the PAH Report. These conclusions in the PAH Report are based on standards and definitions specified by the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves, and National Instrument 43-101 – Standards of Disclosure for Mineral Projects, which has been adapted as a Rule by Canadian Securities Administrators. See "Risk Factors". Assays for the recent drilling and channel sampling were verified and used for an estimate of the potential grade. Use of the work done by Glamis Gold was assumed to be correct due to their reputation in the mining industry.

### *10.1 Inferred Mineral Resource*

The inferred resource of the Rosario and Nankin targets is based on length of the structure times the width of potential mineralized zone times the down dip extension of mineralized zone. The exposed strike length of the Rosario structure is approximately 650 meters. Hole GCDH-7 confirms economically interesting mineralization on the Rosario breccia which extends undercover to the southeast and the long section (see Figure 5) shows that mineralization extends under cover to the northwest. An additional 200 meters of covered strike length was added to exposed strike length for a total of 850 meters. The Nankin structure is exposed for a strike length of 350 meters.

The width of mineralization for the bulk tonnage in the Rosario structure is estimated at 20 meters. Both the Rosario and Nankin underground width is estimated to be 3 meters.

The Rosario breccia-vein system dips at approximately 45° to 50° to the south. For every 100 meters of elevation there is approximately 135 meters of down dip length. The Nankin structure dips at 30° to 35° degrees resulting in approximately 185 meters of down dip length per 100 meters of elevation.

Bulk tonnage calculations for the Rosario structure were taken to be 25 meters below the base of the base of the Level 7 workings, or 250 meters in elevational extent, for a dip length of 338 meters.

As previously stated, historic operations were hindered by water problems when the valley floor water table was reached and water inflow is believed to be the reason mining was not pursued down dip, rather than the absentee of high grade gold-silver mineralization. This assumption is further enhanced by the water problems encountered in drill hole GCDH-1.

Mineralized gold-silver horizons of up to 500 meters are not uncommon in Sierra Madre precious metal deposits, with some such as Ocampo and Chinipas exceeding 700 meters in vertical extent. It is therefore not unreasonable to assume that the Mexgold Property may have a total horizon at least twice as thick as that exploited to date. An additional 250 meters in potential elevational extent was therefore assumed for the dip extent of the under ground potential.

A specific gravity of 2.5 grams per tonne was used in the calculations.

Table 10-1summarizes the tonnage potential of the Mexgold Project for the Rosario and Nankin structures.

**TABLE 10-1**
**Guadalupe y Calvo Gold-Silver Project**
**Potential Tonnage Estimate**

| Strike | Elev. Extent | Down Dip | Width | SG | Potential Tonnes |
|---|---|---|---|---|---|
| **Rosario Bulk Tonnage** | | | | | |
| 850 | 250 | 338 | 20 | 2.5 | 14,300,000 |
| **Underground Rosario** | | | | | |
| 800 | 250 | 338 | 3 | 2.5 | 2,000,000 |
| Subtotal Rosario | | | | | 16,300,000 |
| **Underground Nankin** | | | | | |
| 350 | 250 | 463 | 3 | 2.5 | 1,200,000 |
| Total Tonnage Potential | | | | | 17,500,000 |

### 10.2 *Grade Determination*

Historically gold and silver have been of near equal economic importance. A review of available grade and metallurgical data shows that this is still the case. An equivalent gold value is therefore justified for comparative purposes. The silver: gold ratio used is 65:1, based on recent prices.

#### 10.2.1 Bulk Tonnage Grade Determination

Average grade for the bulk tonnage Rosario target is based on available data from surface sampling, Glamis' jackleg drilling and Argall's cross cut data. Table 10-2 shows this data set.

**TABLE 10-2**
**Guadalupe y Calvo Gold-Silver Project**
**Data Set for Bulk Tonnage Grade Calculation**

| | Au (g/t) | Ag (g/t) | eAu (g/t) |
|---|---|---|---|
| Average Augusta Drill Holes San Francisco Area | 1.4 | 56 | 2.3 |
| Average V-Fund Channel Chip Samples | 2.1 | 108 | 3.8 |
| Average Glamis UG Drill Holes | 1.3 | 65 | 2.3 |
| Average Glamis Zorrilla Surface Drill Holes | 1.1 | 77 | 2.3 |
| Average Glamis San Francisco Surface Drill Holes | 1.0 | 86 | 2.3 |
| Average Glamis Sample Lines | 1.4 | 104 | 3.0 |
| Argall Pertenencia Cross Cut Samples | 2.1 | 174 | 4.8 |
| **Argall Zorrilla Cross Cut Samples** | 2.7 | 96 | 4.2 |
| | | | |
| | 1.6 | 95.8 | 3.1 |

Note: eAu is based on a 1Au:65Ag ratio

#### 10.2.2 Underground Grade Determination

Buchanan estimated the average grade of historic production underground production at 37 g/t gold and 870 g/t silver. For the purposes of determining the magnitude, in terms of quantity and grade, of the possible gold silver mineral deposit amenable to underground beneath the bulk tonnage target, Buchanan's historic production grade estimate has been cut by 50 percent to 18.6 g/t gold and 435 g/t silver for the Rosario breccia vein-complex.

The average grade for the Nankin is the 1938 yearly production average, 9.25 g/t gold and 260 g/t silver. This was one of the last years for which records were kept.

## 10.3 *Inferred Mineral Resource for the Mexgold Property*

The inferred resource at the Mexgold Property has been calculated using the above parameters. The potential of the bulk tonnage estimate has been calculated at 75 percent of the available tonnes. The underground resource was calculated based on 33 percent of the available tonnes. Table 10-3 summarizes the inferred mineral resource at the Mexgold Property.

This estimate does not address other mineralized structures that are known to be present within the Mexgold Project boundaries. The potential for significant strike extensions of the Rosario and Nankin beneath post-mineral cover is also not addressed.

**TABLE 10-3**
**Guadalupe y Calvo Gold-Silver Project**
**Guadalupe y Calvo Estimate of Resource Potential**

| | | | | | |
|---|---|---|---|---|---|
| **Rosario Bulk Tonnage (at 75% of Available Tonnes)** | | | | | |
| Tonnes | Au g/t | Au Ounces | Ag g/t | Ag Ounces | eAu Ounces |
| 10,700,000 | 1.6 | 566,000 | 96 | 33,100,000 | 1,080,000 |
| **Rosario Underground (at 33% of Available Tonnes)** | | | | | |
| 700,000 | 18.5 | 393,000 | 435 | 9,200,000 | 530,000 |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| **Rosario Subtotal** | | | | | |
| **11,400,000** | | 959,000 | | 42,300,000 | 1,610,000 |
| **Nankin Underground (at 33% of Available Tonnes)** | | | | | |
| **400,000** | 9.25 | 118,000 | 260 | 3,300,000 | 170,000 |
| **Total Rosario and Nankin Structures** | | | | | |
| **Tonnes** | Au g/t | Au Ounces | Ag g/t | Ag Ounces | eAu Ounces |
| **11,800,000** | 2.84 | 1,077,000 | 120 | 45,600,000 | 1,780,000 |

Note: eAu is based on a 1Au:65Ag ratio

Due to the uncertainty which may attach to Inferred Mineral Resources, It cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies. See "Risk Factors".

A cut-off grade of 0.01 grams per tonne has been assigned to this resource but only a percentage of the available tons were used in the calculation. All of the grades used were calculated from reliable historic or modern values. All of the numbers used were without any dilution and therefore only a percentage used.

There are no environmental, permitting, legal, title, taxation, marketing or political factors that are known to exist that might impact the resources described above. Because this is a historic mining area and the property has produced in the past, with the workings still open and generally in good shape, no mining problems are thought to exist. The ore appears to be amenable to modern metallurgy. The infrastructure at the mine is very good with a paved road with in a thousand meters and a power line at the property line. See "Risk Factors".

## 11.0 Interpretation And Conclusions

The Mexgold Property potentially contains resources that justify the cost of exploration. The tonnage and grade of this inferred mineral resource estimate is 11,800,000 tonnes containing 33,494,700 grams (1,077,000 ounces) of gold and 1,418,160,000 grams (45,600,000 ounces) of silver or 55,350,000 grams (1,780,000 ounces) of eAu at 65:1, silver to gold. Average grade from historic work is 2.8 g/t gold and 120 g/t silver. This estimate does not address other mineralized structures that are known to be present within the Mexgold Property boundaries. The potential for significant strike extensions of the Rosario and Nankin beneath post-mineral cover is also not addressed. Successful exploration results in any of these areas could significantly enhance overall project potential.

**There are no known bodies of commercial mineralization on the Mexgold Property and the activities of Mexgold will constitute exploratory searches for mineralization. See "Risk Factors".**

## 12.0 Recommendations

PAH has developed a recommended work program for the Mexgold Property on the basis of its potential and the resources identified to date. A mapping, sampling and drilling program is proposed to investigate the potential of the Rosario and Nankin structures. The program recommended by PAH will consist of drilling 40 drill holes using a combination of core and reverse circulation drilling methods. The total cost of this program is U.S. $555,000. The cost of the initial program is estimated at U.S. $263,500. The second phase of the program is estimated at U.S. $291,000 and is contingent on the successful completion of the initial program.

Tables 12-1 and 12-2 detail a program to carry out the evaluation of the Mexgold Property. The items are listed with a description where appropriate and a total cost. The length of each phase of the program will be about 3 months, from inception through completion of a status report. Mexgold anticipates that it will commence the Phase I Program on or about June 1, 2003.

**TABLE 12-1**
**Guadalupe y Calvo Gold-Silver Project**
**Project Proposed Budget for Phase I**

| Item | Explanation | Cost (US$) |
|---|---|---|
| Drill Site Preparation | | 15,000 |
| Surface Agreement | | 5,000 |
| Drilling | 20 holes x 120m @ $75/m | 180,000 |
| Project Geologist | 45 days | 9,000 |
| Field Expenses | | 4,000 |
| Geologist | 45 days | 6,000 |
| Field Expenses | | 4,000 |
| Samplers | 45 days | 1,500 |
| Assays | 2500 | 30,000 |
| Landman, Survey, etc. | Surface Agreement, etc. | 5,000 |
| Bags, etc. | | 3,000 |
| Metallurgy | | 1,000 |
| **Total Phase I** | | **263,500** |

**TABLE 12-2**
**Guadalupe y Calvo Gold-Silver Project**
**Project Proposed Budget for Phase II**

| Item | Explanation | Cost (US$) |
|---|---|---|
| Drill Site Preparation | | 5,000 |
| Drilling | 25 holes x 120m @ $75/m | 225,000 |
| Project Geologist | 45 days | 9,000 |
| Field Expenses | | 4,000 |
| Geologist | 45 days | 6,000 |

| | | |
|---|---|---|
| Field Expenses | | 4,000 |
| Samplers | 45 days | 1,500 |
| Assays | 5000 | 30,000 |
| Landman, Survey, etc. | Surface Agreement, etc. | 2,000 |
| Bags, etc. | | 3,000 |
| Metallurgy | | 2,000 |
| **Total Phase II** | | **291,500** |
| **Total for project** | | **555,000** |

**Directors and Officers**

The table presented below provides the names of and related information concerning the board of directors and officers of Mexgold. Messrs. Langille, Liller and Hendrick are nominees of Mexgold for the board of directors of Seven Clans if the Reverse Take-Over is approved by the shareholders of Seven Clans. In addition, prior to the Special Meeting, Mexgold will propose an additional nominee who will be an independent director which nominee shall be subject to regulatory approval.

| Name & Municipality of Residence | Office Held | Year Became Director/Officer | Principal Occupation[1] | Number of Common Shares Beneficially Owned or Over Which Control is Exercised [2] |
|---|---|---|---|---|
| Bradley H. Langille[3] Halifax, Nova Scotia | President & Director | 2002 | Chief Executive Officer, Gammon Lake Resources Inc., a public junior natural resource company with common shares listed on the Toronto Stock Exchange | 300,000 |
| Gregory K. Liller Tuscon, Arizona | Vice-President Exploration & Director | 2003 | Vice-President Exploration, Gammon Lake Resources Inc., a public junior natural resource company with common shares listed on the Toronto Stock Exchange | 110,000 |
| Dale M. Hendrick, P.Eng.[2] Toronto, Ontario | Director | 2003 | Consulting Geologist | 20,000 |
| L. Leanne Dowe, C.A. Halifax, Nova Scotia | Chief Financial Officer | 2003 | Chief Financial Officer, Gammon Lake Resources Inc., a public junior natural resource company with common shares listed on the Toronto Stock Exchange | nil |

Notes:

(1) All of the above-noted directors and officers have held the above-noted principal occupations for the past 5 years with the exception of the following: Gregory K. Liller was an Exploration Manager with Mogal Mining NL (1997-1998) and an independent mining consultant (1999-2000); and, L. Leanne Dowe was Director of Finance of Arts Club Theatre Company (1998-2002).

(2) This information as to principal occupation and voting securities beneficially owned or over which direction or control is exercised has been furnished by the respective individuals. These directors hold management incentive options. See "Mexgold Resources Inc. – Executive Compensation" and "Mexgold Resources Inc. – Stock Options". In addition, Mr. Langille holds 150,000 common share purchase warrants. Each whole common share purchase warrant entitles the holder to acquire one common share for $0.10 until November 30, 2004.

(3) To be appointed to membership of the audit committee of Seven Clans upon completion of the Reverse Take-Over. (Mexgold does not have an executive committee of its board of directors and there are no other committees other than the audit committee.)

If the Reverse Take-Over is not approved, the nominees named above will not be appointed to the board of directors of Seven Clans, and the persons as disclosed under "Seven Clans Resources Ltd. - Officers and Directors" will continue as the management of Seven Clans.

**Bradley H. Langille**

Mr. Langille serves as the Chief Executive Officer of Gammon Lake Resources, a junior natural resources issuer with its common shares listed on the Toronto Stock Exchange under the trading symbol, "GAM". Since 1990, Mr. Langille has been employed as an airline pilot with Air Nova, a division of Air Canada Ltd. Mr. Langille studied geology at Saint Mary's University in Halifax. He has experience in mineral prospecting, exploration techniques, project management and negotiation of mineral acquisitions. Mr. Langille resides in Halifax, and devotes forty percent of his time to the operations of Mexgold. Other than Gammon Lake Resources Inc., Mr. Langille has not been a director, officer or promoter of a reporting issuer in the past five years.

**Gregory K. Liller**

Mr. Liller is the Vice-President Exploration of Gammon Lake Resources Inc., a junior natural resources issuer with its common shares listed on the Toronto Stock Exchange under the trading symbol, "GAM". Mr. Liller is a professional geologist with over 22 years experience in mineral exploration and mine development. He has a Bachelor of Science (Geology) degree from Western State College, Colorado (1977). Active in Mexico since 1993, Mr. Liller served as exploration manager for a number of Canadian and Australian mining companies, including Santa Cruz Gold Inc. and Mogul Mining N.L. His major accomplishments during this period include overseeing the Lluvia de Oro gold mine, Sonora, Mexico, from initial exploration drilling through mine construction and managing the Magistral gold project from initial drilling through completion of a positive feasibility study. Mr. Liller devotes forty percent of his time to the affairs and operations of Mexgold. Other than Gammon Lake Resources Inc., Mr. Liller has not been a director, officer or promoter of a reporting issuer in the past five years.

**Dale M. Hendrick**

Mr. Hendrick is a professional engineer educated in Geological Engineering at Ottawa University and Queen's University. In his 45 year career, Mr. Hendrick has gained extensive experience in precious metal and base metal mineral exploration and development. He commenced his geology career in 1955 and joined Kerr Addison Mines Inc. in 1964, where he was Chief Geologist, Exploration from 1973 to 1988. In 1989, Mr. Hendrick formed Dale M. Hendrick and Associates to provide technical and financial consulting services to resource companies. Mr. Hendrick has been a member of the Canadian Institute of Mining and Metallurgy ("CIM") since 1970, and was awarded a CIM Fellowship in 1999. Mr. Hendrick is a director of Gammon Lake Resources Inc., a junior natural resource issuer with its common shares listed on the Toronto Stock Exchange under the trading symbol, "GAM". In addition to Gammon Lake Resources Inc., in the past five years Mr. Hendrick has served in the following capacities for the following reporting issuers: Chairman, President and director of European American Resources Inc. (1996 – 2001); director of Antares Mining and Exploration Inc. (1998 – 1999); director of Unitronix Corp. 2002 – present); and director of Radisson Mining Resources Inc. (2002 – present).

**L. Leanne Dowe, C.A.**

Ms. Dowe is a Chartered Accountant and the Chief Financial Officer of Gammon Lake Resources Inc., a junior natural resources issuer with its common shares listed on the Toronto Stock Exchange under the trading symbol , "GAM". Ms. Dowe holds a Bachelor of Commerce degree from Saint Mary's University in Halifax, Nova Scotia. Ms. Dowe joined Gammon Lake Resources Inc. in 2003. In the prior five years, Ms. Dowe was Director of Finance of Arts Club Theatre Company in Vancouver, British Columbia, and she has extensive experience in budgeting, financial control, forecasting, management reporting and project management. Ms. Dowe devotes forty percent of his time to the affairs and operations of Mexgold. Other than Gammon Lake Resources Inc., Ms. Dowe has not been a director, officer or promoter of a reporting issuer in the past five years.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following is a discussion of the financial condition and results of operations of Mexgold for the initial one month period ended January 10, 2003. For a review of the assets of Mexgold, see "Mexgold Resources Inc. – Mineral Property". Audited financial statements of Mexgold for the initial one month period ended January 10, 2003, together with the report of the auditors thereon, are attached to this Information Circular as Schedule B. These are the most recent financial statements of Mexgold.

**Consolidated Balance Sheet Data (initial one month period ended January 10, 2003)** [1]

| | **January 10, 2003 ($)** |
|---|---|
| Working Capital | 466,208 |
| Current Assets | 484,241 |
| Mineral properties and related deferred costs | 386,261 |
| Current Liabilities | 18,033 |
| Shareholder's Equity | 852,469 |

Notes:

(1) Information for the indicated period was obtained from Mexgold's audited year-end financial statements for the indicated period.

*The following discussion and analysis of Mexgold's financial condition and results of operations should be read in conjunction with the audited consolidated financial statements of Mexgold for the initial one month period ended January 10, 2003, and the accompanying notes included as part of the financial statements.*

***Overview***

The following discussion and analysis provides a summary of selected audited consolidated financial information for the initial one month period ended January 10, 2003, and includes financial information relating to the Corporation.

Mexgold's exploration activities are at an early stage, and it has not yet been determined whether its properties contain recoverable mineralization. As a result, Mexgold has no current sources of revenue other than interest earned on cash and short-term and money-market instruments, all of which were derived from issuances of share capital.

Further details on the history of Mexgold, its mineral properties and the risk factors associated with respect to the Corporation is found under, "Mexgold Resources Inc." and "Risk Factors".

***Results of Operations***

During this period, the Corporation earned income of $nil. The Corporation incurred expenses of $7,531, of which $31 were due to general and administrative expenses and $7,500 were due to professional fees. Effective December 10, 2002, Mexgold acquired 100% of the outstanding common shares of Metales Interamericanos, S.A. de C.V. ("Metales") and paid related consulting services for an aggregate total cash payment of $200,000 and the issuance of 500,000 common shares of Mexgold valued at $30,000 ($0.06 per share). At the time of purchase, Metales has the following net assets:

| | |
|---|---|
| Working capital | $ 20,379 |
| Mineral properties and related deferred costs | 182,836 |
| Notes payable | (166,000) |
| | $ 37,575 |

The notes payable of Metales were subsequently paid by Mexgold out of cash on hand prior to January 10, 2003. The mineral property and related deferred costs consist of actual expenditures on the Guadulupe Project totaled $134,407 consisting of surface sampling, geochemical analysis and consulting services. The acquisition of Metales was non-arm's length as all of the shareholders of Metales became shareholders of Mexgold. The purpose of the acquisition was to have Metales wholly-owned by a Canadian corporation so that the Reverse Take-Over with Seven Clans could be completed.

***Liquidity and Capital Resources***

During the period, Mexgold raised gross proceeds of $830,000 in connection with the sale of 9,500,000 shares pursuant to private placements. Mexgold will require additional funds to complete the proposed exploration program for the Mexgold Property. The proposed Reverse Take-Over will provide these funds. See "New Seven Clans – Principal Purposes".

Due to the nature of the mining business, the acquisition, exploration and, if warranted, the development of mining properties requires significant expenditures prior to achieving commercial production. Mexgold may finance such expenditures through the sale of equity, joint venture arrangements with other mining companies or the sale of interests in its properties. The ability of Mexgold to continue exploration and development of its property interests will, accordingly, be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to Mexgold or that the terms of such financing will be favourable. Should Mexgold not be able to obtain such financing, it will not be able to continue exploration and development of its property interests. See "Risk Factors".

***Outlook***

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. Mexgold does not expect to receive significant income from any of the projects in the near term. Mexgold will require additional funds for working capital. In the event that unanticipated business opportunities or expenditures arise prior to such time, Mexgold may require additional financing. Mexgold will also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of Mexgold's properties and Mexgold requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long-term debt, arranging joint ventures with other companies or through a combination of the above.

There are no known deposits of commercial minerals on any of the mineral exploration properties of Mexgold and any activities of Mexgold thereon will constitute exploratory searches for minerals.

Other than as discussed herein, Mexgold is not aware of any trends, demands, commitments, events or uncertainties that may result in Mexgold's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in Mexgold's liquidity and capital resources will be substantially determined by the success or failure of Mexgold's exploration programs on its mineral properties and its ability to obtain equity financing.

**Related Party Transactions**

No director or senior officer, principal holder of securities or any associate or affiliate thereof of Mexgold has any interest, directly or indirectly, in material transactions with Mexgold for the periods reported herein.

### Share and Loan Capital

| Designation of Security | Amount authorized or to be authorized | Amount outstanding as of the date of the most recent balance sheet in the Information Circular (January 10, 2003) | Amount outstanding as of the Most Recent Month End (March 31, 2003) | Amount to be outstanding in Resulting Issuer upon completion of the Reverse Take-Over (including any concurrent financing)(1) |
|---|---|---|---|---|
| Common Shares | Unlimited | 10,000,000 | 10,000,000 | 18,240,561 |
| Warrants | 1,500,000 | 1,500,000 | 1,500,000 | 1,500,000 |
| Warrants | 4,000,000 | Nil | Nil | 4,000,000 |
| Warrants | 750,000 | Nil | Nil | 750,000 |

Notes:
(1) See "New Seven Clans – Fully Diluted Share Capital".

As at January 10, 2003, Mexgold had current liabilities of $18,033 and a deficit of $7,531.

### Description of Share Capital

The only share capital of Mexgold is its common shares. The common shares of Mexgold are without nominal or par value. Each common share ranks equally with all other common shares with respect to dissolution, liquidation or winding-up of Mexgold and payment of dividends. The holders of common shares are entitled to one vote for each share held of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of Mexgold out of funds legally available therefor and to receive pro rata the remaining property of Mexgold on dissolution. The holders of common shares have no pre-emptive or conversion rights. The rights attaching to the common shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

### Principal Holders of Voting Shares

There are no persons who are known to Mexgold, its directors and officers, to beneficially own, directly or indirectly, or to exercise control or direction over, more than 10% of the outstanding common shares of Mexgold except as disclosed below. As at the date of this Proxy Statement, all directors and officers of Mexgold as a group owned a total of 430,000 common shares of Mexgold representing 4.3% of the 10,000,000 issued and outstanding common shares of Mexgold.

PRINCIPAL SECURITY HOLDER TABLE

| Name and municipality of residence | Number of securities | Percentage of class prior to the Reverse Take-Over [Most Recent Month End](1) | Percentage of class after the Reverse Take-Over(2) |
|---|---|---|---|
| Gammon Lake Resources Inc.<br>Halifax, Nova Scotia | 5,000,000 | 50% | 27.4% |

(1) Based on a total of 10,000,000 issued and outstanding common shares of Mexgold.
(2) Based on a total of 18,240,561 issued and outstanding common shares of New Seven Clans.

### Securities Subject to Issuance

These are no securities of Mexgold subject to issuance pursuant to rights, options, warrants, convertible securities, purchase plans and other agreements except as follows:

(a) 1,500,000 common share purchase warrants, each whole common share purchase warrant entitles the holder to acquire one common share for $0.10 until November 30, 2004;

(b) 3,500,000 management incentive options, each whole option entitling the holder to acquire one common shares for $0.50 until January 15, 2003; and

(c) a pending private placement of 4,000,000 Units to be sold at $0.50 per Unit for gross proceeds of $2,000,000. Each Unit consists of one common share and one common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share for $0.75 until two years after closing of the Reverse Take-Over.

See "Particulars of Matters to be Acted Upon – (e) Acquisition of Mexgold Resources Inc.", "Mexgold Resources Inc. – Stock Options" and "New Seven Clans – Fully Diluted Share Capital".

**Prior Share Issuances**

The following table summarizes the prices at which securities have been within the last 12 months prior to the date of the Information Circular.

MEXGOLD SHARE CAPITAL TABLE

| | Number of Issued Securities | Price per Security | Total Consideration |
|---|---|---|---|
| (a) Prior sales of securities within the last 12 months | 500,000 common shares<br>3,000,000 common shares<br>6,500,000 common shares | $0.06 per share<br>$0.06 per share<br>$0.10 per share | $30,000(1)<br>$180,000(2)(3)<br>$650,000(2) |
| (b) Issued as of [the Most Recent Month End](3) | 10,000,000 | | $860,000 |

Notes:

(1) Issued in consideration for the purchase of all issued and outstanding shares of Metales Interamericanos S.A. de C.V., the wholly-owned subsidiary of Mexgold. See "New Seven Clans (the Resulting Issuer) – Subsidiaries and Corporate Structure". The details of this transaction are discussed in "Mexgold Resources Inc. – Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations".

(2) Issued for cash consideration.

(3) A total of 1,500,000 warrants were issued as part of this share issuance. Each whole warrant entitles the holder to acquire one common share for $0.10 until November 30, 2004. See "New Seven Clans – Fully Diluted Share Capital".

All of the common shares of Seven Clans to be issued in exchange for the previously issued shares of Mexgold pursuant to the Reverse Take-Over (see "Particulars of Matters to be Acted Upon") may be subject to hold periods in accordance with the seed share resale restriction matrix as outlined in Policy 5.4 of the TSX Venture Exchange. Certain shares held by management and insiders of Seven Clans pursuant to the Reverse Take-Over will be subject to the escrow policies of the TSX Venture Exchange. See "Mexgold Resources Inc. – Escrowed Securities" and "New Seven Clans – Escrowed Securities".

In addition to these issued and outstanding securities, there is a pending private placement of 4,000,000 Units to be sold at $0.50 per Unit for gross proceeds of $2,000,000. Each Unit consists of one common share and one common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share for $0.75 until two years after closing of the Reverse Take-Over. See "Particulars of Matters to be Acted Upon – (e) Acquisition of Mexgold Resources Inc." and "New Seven Clans – Fully Diluted Share Capital".

## Dividend Record

No dividends have been paid since incorporation by Mexgold.

## Executive Compensation

Mexgold, at the present time, has one executive officer and three directors. No compensation, cash or otherwise, was paid to the past or present executive officers for services rendered during Seven Clans's most recently completed financial year or the current financial year. There is not any plan outstanding pursuant to which the executive officers will receive cash or non-cash compensation in the current and subsequent years. The following is a summary of executive compensation for Mexgold's Executive Officer, its President (the "Named Executive Officer", for the past fiscal year:

**Summary Compensation Table**

| | | Annual Compensation | | | Long Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| Name and Title | Fiscal Year | Salar ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Options Granted (#) | Restricted Shares or Restricted Share Units ($) | LTIP Payouts ($) | All Other Compensation ($) |
| Bradley H. Langille<br>President | 2002 | Nil | Nil | Nil | Nil | Nil | Nil | Nil |

The directors and officers are reimbursed for their out-of-pocket expenses reasonably incurred in connection with their duties to Mexgold. Except as otherwise disclosed above, the directors receive no fees for acting as such.

During the initial one month period ended January 10, 2003, no remuneration was paid to the directors of Mexgold (in their capacity as directors only), and no remuneration was paid to the officers of Mexgold. Mexgold has no employees.

During the initial one month period ended January 10, 2003, no management incentive options were granted. The following table sets forth grants of options made to the Named Executive Officer subsequent to the initial one month period ended January 10, 2003. See "Mexgold Resources Inc. - Stock Options".

**Option Grants During and Subsequent to the One Month Period Ended January 10, 2003 and Stock Option Values as at March 31, 2003**

| Name | Options Granted (#) | Percentage of Total Options Granted in Fiscal Year (%) | Exercise Price ($/Share) | Expiry Date |
|---|---|---|---|---|
| Bradley H. Langille | 600,000 | 17.1% | $0.50 | January 15, 2008 |

The following table sets forth information regarding the exercise of options held by the Named Executive Officer during and subsequent to the initial one month period ended January 10, 2003 and the aggregate number of outstanding options held by the Named Executive Officer, all of which options were exercisable, and the value of such options, as at March 31, 2003.

**Aggregated Option Exercises During and Subsequent to the Initial One Month Period Ended January 10, 2003 and Stock Option Values as at March 31, 2003**

| Name | Securities Acquired on Exercise | Aggregate Value Realized | Unexercised Options as at July 31, 2002 Exercisable/Unexercisable | Value of Unexercised in-the-Money Options as at July 31, 2002 Exercisable/Unexercisable |
|---|---|---|---|---|
| Bradley H. Langille | Nil | Nil | 600,000/ Nil | $Nil/ Nil |

**Stock Options**

The following table sets forth details with respect to management incentive options to purchase common shares of Mexgold which are outstanding as at March 31, 2003:

| Holder | Date of Grant | Common Shares Under Option (#) | Exercise Price ($/share) | Expiry Date |
|---|---|---|---|---|
| Executive Officers as a group (2 in total) | January 15, 2003 | 610,000 | $0.50 | January 15, 2008 |
| Directors who are not also executive officers, as a group (2 in total) | January 15, 2003<br>February 28, 2003 | 15,000<br>15,000 | $0.50<br>$0.50 | January 15, 2008<br>January 15, 2008 |
| Employees (3 in total) | January 15, 2003 | 2,515,000 | $0.50 | January 15, 2008 |
| Consultants (2 in total) | January 15, 2003 | 360,000 | $0.50 | January 15, 2008 |

If the Reverse Take-Over is approved, management incentive options will be granted under the Stock Option Plan of Seven Clans on the same terms as the management incentive options which are currently outstanding in Mexgold, and the Mexgold management incentive options will be cancelled. See "Particulars of Matters to be Acted Upon – (f) Stock Option Plan".

**Escrowed Securities**

No securities of Mexgold are subject to a formal escrow agreement or such other arrangement. The TSX Venture Exchange will impose certain escrow conditions on the shares of Seven Clans issued pursuant to the Reverse Take-Over which are held by management and insiders, and may impose hold periods on shares held by others in accordance with the seed share resale restriction matrix as outlined in Policy 5.4 of the TSX Venture Exchange. See "Seven Clans Resources Ltd. - Escrowed Securities".

**Subsidiaries**

Mexgold does not have any subsidiaries other than its 100% interest in Metales Interamericanos, S.A. de C.V. See "New Seven Clans (the Resulting Issuer) – Subsidiaries and Corporate Structure".

**Indebtedness of Directors, Officers, Executive Officers and Other Management**

None of the directors, officers, executive officers or other management, promoters, or proposed nominee for election as a director of Mexgold or their associates or affiliates is or has ever been indebted to Mexgold.

**Legal Proceedings**

There are no legal proceedings by or against Mexgold of which any of the properties of Mexgold is the subject as of the date of this Proxy Statement, nor are any such proceedings known by Mexgold to be contemplated.

## Material Contracts

As at the date of this Information Circular, Mexgold has not entered into any material contracts other than the share exchange agreement providing for the acquisition of Mexgold by Seven Clans (see "Particulars of Matters to Be Acted Upon – (e) Acquisition of Mexgold").

Copies of all material contracts and documentation described herein may be inspected at the offices of Peterson & Company, Suite 4900, 40 King Street West, Toronto, Ontario, M5H 4A2, during normal business hours.

## Auditors, Transfer Agent and Registrar

The auditors of Mexgold are Grant Thornton LLP, Halifax, Nova Scotia, who have served as such since the incorporation of Mexgold.

The transfer agent and registrar for Mexgold is Mexgold. There is no transfer fee for transfers of common shares.

## Public Market

Mexgold is not a reporting issuer or the equivalent thereof in any jurisdiction. Trading of the common shares of Mexgold is not reported on any public market. See "New Seven Clans - Stock Listing".

## Interest of Insiders in Material Transactions

No director, senior officer, principal holder of securities, proposed nominee for election as a director or any associate or affiliate thereof of Mexgold has any interest directly or indirectly, in material transactions with the Mexgold or Seven Clans other than as follows:

a) During the initial one month period ended January 10, 2003, Mexgold paid a total of $nil to companies controlled by the directors of Mexgold for management fees, mineral property exploration expenditures, promotional fees and professional fees. See "Mexgold Resources Inc. – Management's Discusion and Analysis of Financial Condition and Results of Operations".

b) Directors and officers of Mexgold own a total of 430,000 common shares and a total of 150,000 common share purchase warrants which will be exchanged for common shares and common share purchase warrants pursuant to the terms of the Reverse Take-Over. See "Particulars of Matters to be Acted Upon – (e) Acquisition of Mexgold Resources Inc.".

c) Mexgold currently has 3,500,000 issued and outstanding management incentive options. If the Reverse Take-Over is approved, management incentive options will be granted under the Stock Option Plan of Seven Clans on the same terms as the management incentive options which are currently outstanding in Mexgold, and the Mexgold management incentive options will be cancelled. See "Particulars of Matters to be Acted Upon – (f) Stock Option Plan".

## NEW SEVEN CLANS
## (the Resulting Issuer)

### History

Mexgold Resources Inc. (herein referred to as "New Seven Clans") is the name under which Seven Clans will continue after completion of the Reverse Take-Over. See "Particulars of Matters to be Acted Upon - Special Meeting". New Seven Clans is, accordingly, the "Resulting Issuer" formed upon completion of the Reverse Take-Over. See "New Seven Clans – Subsidiaries and Corporate Structure".

### Stock Listing and Sponsorship

Seven Clans is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario, and its common shares are listed on the TSX Venture Exchange under the trading symbol, "SCR". The TSX Venture Exchange has not accepted notice of the Reverse Take-Over which is, in any event, subject to shareholder approval and the filing of customary documentation. New Seven Clans will also be a reporting issuer in the Provinces of British Columbia, Alberta and Ontario, and its common shares will be listed on the TSX Venture Exchange under a trading symbol to be announced if such approvals and conditions are satisfied.

Pursuant to the requirements of the TSX Venture Exchange, Seven Clans and Mexgold have retained the services of Union Securities Ltd., 900-609 Granville Street, Vancouver, B.C., V7Y 1H4 ("Union") as a sponsor. Union carries on business as an investment dealer and is arm's length to Mexgold and Seven Clans. Pursuant to an engagement letter dated February 28, 2003, Union is being paid a fee of $25,000 plus reasonable out of-pocket expenses except for the costs of Union's legal counsel which are being paid by Union. In addition, Mexgold has issued Union warrants to acquire 50,000 common shares. Each whole warrant entitles the holder to acquire one common share for $0.75 until October 15, 2004 (the "Sponsor Warrants"). See "New Seven Clans – Options and Other Rights to Purchase Securities".

### Subsidiaries and Corporate Structure

Seven Clans does not have any subsidiaries. See "Seven Clans Resources Ltd. – Subsidiaries".

Mexgold has the subsidiaries as noted under, "Mexgold Resources Inc. – Subsidiaries". The current corporate structure of Mexgold is as follows:


MEXGOLD RESOURCES INC.
100%
METALES INTERAMERICANOS, S.A.

Pursuant to the Reverse Take-Over, Mexgold will become a wholly-owned subsidiary of New Seven Clans upon completion of the Reverse Take-Over. The corporate structure of New Seven Clans upon completion of the Reverse Take-Over is as follows:


MEXGOLD RESOURCES INC. (NEW SEVEN CLANS)
100%
MEXGOLDRESOURCES INC.
100%
METALES INTERAMERICANOS, S.A.

**Directors and Officers**

The table presented below provides the names of the directors and officers of New Seven Clans upon completion of the Reverse Take-Over.

| Name | Office to be Held | Number of Common Shares of New Seven Clans to be Beneficially Owned or Over Which Control is to be Exercised |
|---|---|---|
| Bradley H. Langille | President & Director | 300,000 |
| Gregory K. Liller | Vice-President Exploration & Director | 110,000 |
| Dale M. Hendrick, P.Eng. | Director | 20,000 |
| L.Leanne Dowe, C.A. | Chief Financial Officer | nil |

Notes:

(1) This information as to voting securities to be beneficially owned or over which direction or control isto be exercised has been furnished by the respective individuals. These directors hold management incentive options. See "Mexgold Resources Inc. – Executive Compensation" and "Mexgold Resources Inc. – Stock Options". In addition, Mr. Langille holds 150,000 common share purchase warrants. Each whole common share purchase warrant entitles the holder to acquire one common share for $0.10 until November 30, 2004.

The background and related information regarding the above-noted individuals is disclosed under, "Mexgold Resources Inc. – Directors and Officers". Upon completion of the Reverse Take-Over, the directors and officers of New Seven Clans will hold a total of 430,000 common shares of New Seven Clans, which is identical to the number of common shares of Mexgold currently held by them. The 430,000 common shares of New Seven Clans represents 2.5% of the 18,240,561 non-diluted issued and outstanding common shares of New Seven Clans and 1.5% of the 28,040,561 fully diluted issued and outstanding common shares of New Seven Clans upon completion of the Reverse Take-Over. See "New Seven Clans – Fully Diluted Share Capital".

Each of the directors and officers of New Seven Clans is a director or officer of Gammon Lake Resources Inc. which will own 5,000,000 common shares of New Seven Clans and thereby be the largest and controlling shareholder of New Seven Clans upon completion of the Reverse Take-Over. See "Mexgold Resources Inc. – Directors and Officers" and "New Seven Clans – Principal Holders of Voting Shares". New Seven Clans will adopt

corporate governance practices to address any conflicts of interest which may arise. See "New Seven Clans – Corporate Philosophy and Corporate Governance Practices" and "Risk Factors – Conflicts of Interest".

**Financial Statements**

The audited financial statements of Seven Clans for the two years ended April 30, 2002 and 2001, the unaudited interim financial statements of Seven Clans for the nine months ended January 31, 2003 and 2002, the audited consolidated financial statements of Mexgold for the initial one month period ended January 10, 2003, and the pro forma consolidated balance sheet of Mexgold Resources Inc. as at January 10, 2003 are attached as Schedules A, B, and C, respectively, to this Information Circular.

The pro forma consolidated balance sheet of Mexgold Resources Inc. (herein referred to as, "New Seven Clans"), attached as Schedule C, has been prepared from audited financial statements of Mexgold for the initial one month period ended January 10, 2003 (Schedule B) and from the unaudited interim financial statements of Seven Clans as at January 31, 2003 (Schedule A). The pro forma consolidated balance sheet gives effect to the proposed Reverse Take-Over of Seven Clans and to certain other transactions by Seven Clans which are proposed or have occurred since January 31, 2003, as described below and in the notes to the pro forma consolidated balance sheet. The pro forma balance sheet and the notes thereto should be read in conjunction with financial statements of Seven Clans and Seven Clans, including the notes thereto, included at Schedule A and B respectively.

**Summary and Analysis of Financial Operations**

The following information set out in the table below is based on the audited and interim financial statements of Seven Clans for the periods ending April 30, 2002 and 2001 (audited) and January 31, 2003 and 2002 (unaudited), all of which are attached as Schedule B hereto.

| | **Nine Month Period Ending January 31, 2003** | **Year Ending April 30, 2002** | **Year Ending April 30, 2001(1)** |
|---|---|---|---|
| Revenues | Nil | nil | - |
| Gross Profit | Nil | nil | - |
| Exploration and Development Expenses | Nil | nil | - |
| General and Administrative Expenses | $9,042 | $26,581 | - |
| Net Income (Loss) | $(9,042) | $(26,581) | - |
| Working Capital | $171,320 | $180,362 | $(4,544) |
| **Properties** Mineral Properties and Related Deferred Costs | $104,032 | $104,032 | $104,032 |
| Other Assets | Nil | nil | nil |
| Long Term Liabilities | Nil | nil | nil |
| Shareholders' equity: | | | |
| Dollar amount | $275,352 | $284,394 | $66,001 |
| Number of securities | 8,481,121 | 8,481,121 | 8,481,121 |

Note: (1) The results are $nil as Seven Clans completed a reorganization during the 2001 period and there are no appropriate comparative financial statements.

The following information set out in the table below is based on the audited financial statements of Mexgold for the initial one month period ending January 10, 2003, attached as Schedule B hereto.

| | Initial One Month Period Ending January 10, 2003 |
|---|---|
| Revenues | Nil |
| Gross Profit | Nil |
| Exploration and Development Expenses | $203,425 |
| General and Administrative Expenses | $7,531 |
| Net Income (Loss) | $(7,531) |
| Working Capital | $466,208 |
| **Properties** Mineral Property and Related Deferred Costs | $386,261 |
| Other Assets | Nil |
| Long Term Liabilities | Nil |
| Shareholders' equity: | |
| Dollar amount | $852,469 |
| Number of securities | 10,000,000 |

There are 8,481,121 shares in the capital of Seven Clans issued and outstanding as of the effective date of this Information Circular, of which 3,600,000 are subject to an escrow agreement under TSX Venture Exchange that will be released from escrow as described under "Seven Clans Resources Ltd. – Escrowed Securities".

In addition, 14,000,000 shares of Seven Clans are to be issued pursuant to the Reverse Take-Over, of which 5,430,000 shares and 150,000 Series I Warrants will be required to be escrowed pursuant to a Tier 2 Value Escrow of the TSX Venture Exchange. This escrow will provide for releases from escrow as to 10% (543,000 shares and 15,000 Series I Warrants) upon closing of the Reverse Take-Over, and upon every six months thereafter as to 15% (814,5000 shares and 22,500 Series I Warrants), for a total escrow period of three years. See "New Seven Clans – Escrowed Securities".

The following presentation is based upon the transactions and assumptions described in the notes to the combined pro forma balance sheet attached to this Information Circular as Schedule C.

**Pro-Forma Consolidated Financial Information - Mexgold Resources Inc.**
(as at January 10, 2003)

| | |
|---|---|
| Current Assets | $2,660,310 |
| Total Assets | $3,150,603 |
| Current Liabilities | $32,782 |
| Total Liabilities | $32,782 |
| Shareholders' Equity | $3,117,821 |

**Available Funds**

The estimated minimum working capital (total current assets less total current liabilities) available to New Seven Clans, and the amounts and sources of other funds that will be available to New Seven Clans upon completion of the Reverse Take-Over is as follows:

a) As at January 31, 2003, Seven Clans had working capital of approximately $170,000. See the unaudited interim financial statements for the period ended January 31, 2003 attached as Schedule A to this Information Circular;

b) As at January 10, 2003, Mexgold had working capital of approximately $465,000. See the audited financial statements for the initial one month period ended January 10, 2003 attached as Schedule B to this Information Circular;

c) As at March 31, 2003, Seven Clans had estimated pro-forma working capital of $168,000. This estimated pro forma capital is based on monthly expenditures of $1,000, consisting of $nil in exploration expenditures and $1,000 in general and administrative expenses. A total of approximately two months have passed since January 31, 2003 at which time Seven Clans had working capital of $170,000 (i.e. working capital has depleted by $2,000 in the past 2 months resulting in pro forma working capital of $168,000); and

d) As at March 31, 2003, Mexgold had estimated pro-forma working capital of $465,000. This estimated pro forma capital is based on monthly expenditures of $1,000, consisting of $nil in exploration expenditures and $1,000 in general and administrative expenses. A total of approximately three months have passed since January 10, 2003, at which time Mexgold had working capital of $465,000 (i.e. working capital has depleted by $3,000 resulting in pro forma working capital of $462,000); and

(e) Upon completion of the Reverse Take-Over as at March 31, 2003 the estimated pro-forma working capital of New Seven Clans is $2,595,000. This amount of working capital consists of cash on hand, plus the completion of the financing as discussed in the pro forma balance sheet attached as Schedule C to this Information Circular. This pro forma working capital is based on working capital of approximately $2,600,000 as at January 31, 2003 as per the pro-forma balance sheet attached to this Information Circular as Schedule C, less ongoing monthly expenditures of $5,000 ($2,000 with respect to Seven Clans as noted above, and $3,000 with respect to Mexgold as noted above).

**Principal Purposes**

The following budgeted amounts are estimates of the principal purposes to which the estimated pro forma working capital of New Seven Clans will be applied.

| Principal Purpose | Budgeted Amount ($Cdn.) |
|---|---|
| Phases I & II Exploration Programs as recommended by independent qualified geological consultant (U.S. $555,000) See "Mexgold Resources Inc. – Mineral Property – 12.0 Recommendations". | $900,000 |
| Administrative Expenses (for the 12 month period subsequent to completion of the Reverse Take-Over) | $120,000 |
| Unallocated working capital (for the 12 month period subsequent to completion of the Reverse Take-Over) | 100,000 |
| Total | $1,140,000 |

New Seven Clans will spend the funds available to it on completion of the Reverse Take-Over to carry out its proposed exploration and development program set out in "Mexgold Resources Inc. – Mineral Property – 12.0 Recommendations". There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. The issuer will only redirect the funds to other properties and will only do so on the basis of a written recommendation from an independent professional geologist or engineer. Seven Clans working capital available to fund ongoing operations will be sufficient to meet its administration costs for 24 months. See "New Seven Clans – Available Funds".

**Administration**

Seven Clans estimates aggregate monthly administration costs of $10,000 and total administration costs of $120,000 that will be incurred in order for New Seven Clans to carry out its proposed exploration and development program over the next 12 months. There are no anticipated variations in the monthly amounts during this period.

The following is a breakdown of monthly and yearly administration costs , including any anticipated variations:

| | Monthly | Yearly |
|---|---|---|
| Accounting & Audit | $2,000 | $24,000 |
| Legal | 1,000 | 12,000 |
| Shareholder Mailings and regulatory fees | 2,000 | 24,000 |
| Transfer Agent | 1,000 | 12,000 |
| Office rent & communication costs | 3,000 | 36,000 |
| Contingency | 1,000 | 12,000 |
| | $10,000 | $120,000 |

The above-noted administration costs do not include the costs associated with the Reverse Take-Over which are estimated to total $50,000 for accounting, legal, sponsorship, printing, mailing and related out-of-pocket costs.

**Fully Diluted Share Capital**

The following table summarizes the fully diluted share capital resulting from the Reverse Take-Over.

FULLY DILUTED SHARE CAPITAL TABLE(1)

| | Number of Securities | Percentage of Total |
|---|---|---|
| (a) Issued by Listed Issuer as of the Most Recent Month End | 4,240,561 common shares (8,481,121 issued and outstanding common shares adjusted for 2:1 share consolidation (see "Particulars of Matters to be Acted Upon – (c) Share Consolidation") | 15.1% |
| (b) Securities reserved by Listed Issuer for future issue as of the Most Recent Month End (excluding securities to be issued pursuant to the Reverse Take-Over) | 750,000 common shares pursuant to 750,000 common share purchase warrants. Each whole common share purchase warrant entitles the holder to acquire one common share for $0.40 until November 20, 2003 (1,500,000 issued and outstanding common share purchase warrants adjusted for 2:1 share consolidation - see "Particulars of Matters to be Acted Upon – (c) Share Consolidation" and "Seven Clans Resources Ltd. – Securities Subject to Issuance" | 2.7% |
| (c) Securities to be issued in consideration for the asset, business or property to be acquired pursuant to the Reverse Take-Over | 14,000,000 common shares and 1,500,000 common share purchase warrants (see Particulars of Matters to be Acted Upon – (e) Acquisition of Mexgold Resources Inc." and "Mexgold Resources Inc. – Prior Share Issuances") | 49.9% |

| | | |
|---|---|---|
| (d) Securities to be issued pursuant to any concurrent or contemporaneous financing | (See Particulars of Matters to be Acted Upon – (e) Acquisition of Mexgold Resources Inc." and "Mexgold Resources Inc. – Prior Share Issuances" | n/a |
| (e) Securities to be reserved for issuance in connection with the Reverse Take-Over | A. A total of 6,250,000 common share purchase warrants as follows: (i) 750,000 common share purchase warrants as per (b) above; (ii) 1,500,000 common share purchase warrants as per (c) above; and (iii) 4,000,000 common share purchase warrants as per (d) above. (see Particulars of Matters to be Acted Upon – (e) Acquisition of Mexgold Resources Inc." and "Mexgold Resources Inc. – Prior Share Issuances") | 19.6% |
| | B. A total of 3,500,000 common shares will be reserved for issuance pursuant to the exercise of stock options granted under the Stock Option Plan of Seven Clans[(2)] | 12.5% |
| | C. A total of 50,000 common shares will be reserved for issuance pursuant to the exercise of a warrant granted to Union Securities Ltd. See "New Seven Clans – Stock Listing and Sponsorship". | 0.18% |
| Total | 28,040,561 | 100% |

Notes:

(2) On a non-diluted basis, there will be a total of 18,240,561 post-consolidation common shares of Mexgold issued and outstanding.

(3) It is proposed that 3,600,000 common shares be reserved pursuant to the Stock Option Plan of Seven Clans and that upon completion of the Reverse Take-Over, management incentive options for a total of 3,500,000 common shares will be granted on the same basis as the management incentive options which are currently outstanding in Mexgold, and the Mexgold management incentive options will be cancelled. See "Mexgold Resources Inc. – Stock Options", and "Particulars of Matters to be Acted Upon – (f) Stock Option Plan".

**Principal Holders of Voting Shares**

There are no persons who are known to Mexgold, its directors and officers, to beneficially own, directly or indirectly, or to exercise control or direction over, more than 10% of the outstanding common shares of Mexgold except as disclosed below. As at the date of this Proxy Statement, all directors and officers of Mexgold as a group owned a total of 430,000 common shares of Mexgold representing 4.3% of the issued and outstanding common shares of Mexgold.

PRINCIPAL SECURITY HOLDER TABLE

| Name and municipality of residence | Number of securities | Percentage of class prior to the Reverse Take-Over as at March 31, 2003][(1)] | Percentage of class after the Reverse Take-Over[(2)] |
|---|---|---|---|
| Gammon Lake Resources Inc.<br>Halifax, Nova Scotia | 5,000,000 | 50% | 27.4% |

(1) Based on a total of 10,000,000 issued and outstanding common shares of Mexgold.
(2) Based on a total of 18,240,561 issued and outstanding common shares of New Seven Clans.

**Public and Insider ownership**

The aggregate number of voting securities that will be held by the public and the aggregate number of voting securities that will be held by promoters and Insiders each as a percentage of the total issued and outstanding voting securities of New Seven Clans upon completion of the Reverse Take-Over is as follows:

| Holder | Number of Voting Securities | Percentage of the Total Issued and Outstanding Voting Securities[(1)] |
|---|---|---|
| Promoters & Insiders | 5,430,000 | 29.8% |
| Public Shareholders | 12,810,561 | 70.2% |
| Total | 18,240,561 | 100.0% |

(1) Based on 18,240,561 common shares of New Seven Clans issued and outstanding after giving effect to the Reverse Take-Over.

**Options and Other Rights to Purchase Securities**

The following table discloses information with respect to each option and other right to purchase securities that is held and each option that will be held upon completion of the Reverse Take-Over.

| | Options and other rights outstanding as of the date of this Information Circular | Options and other rights outstanding upon completion of the Reverse Take-Over |
|---|---|---|
| **Management Incentive Options Granted Pursuant to Stock Option Plan** | Nil[1] | 3,500,000[1] |
| **Common Share Purchase Warrants[2]** | 1,500,000 | 750,000 |
| **Common Share Purchase Warrants[2]** | nil | 5,550,000 |
| **Total** | 1,500,000 | 9,800,000 |

Notes:

(1) No management incentive options are currently outstanding under the stock option plan of Seven Clans. Mexgold currently has 3,500,000 management incentive options outstanding. Upon completion of the Reverse Take-Over, management incentive options will be offered to management of New Seven Clans on the same basis as management incentive options which are currently outstanding in Mexgold, and the Mexgold management incentive options will be cancelled. See "Seven Clans Resources Ltd. – Stock Options" and "Mexgold Resources Inc. – Stock Options".

(2) There are currently 1,500,000 common share purchase warrants issued and outstanding. See "Seven Clans Resources Ltd. – Share and Loan Capital". Pursuant to the terms of the Reverse Take-Over, an additional

5,550,000 common share purchase warrant will be issued and outstanding upon completion of the Reverse Take-Over. See "Particulars of Matters to be Acted Upon – (e) Acquisition of Mexgold Resources Inc.". Further information regarding these common share purchase warrants is provided below. As a result of the 2:1 share consolidation proposed pursuant to the Reverse Take-Over (see "Particulars of Matters to be Acted Upon – (c) Share Consolidation"), the 1,500,000 common share purchase warrants currently outstanding will be adjusted with the result that an equivalent of 750,000 common share purchase warrants will be issued and outstanding upon completion of the Reverse Take-Over. The information provided below provides details of all common share purchase warrants upon completion of the Reverse Take-Over.

| **Description of Grant** | **750,000 common share purchase warrants** | **5,550,000 common share purchase warrants** |
|---|---|---|
| **Name of holder and reason for grant** | Harry J. Hodge, an insider of Seven Clans, holds all of these common share purchase warrants. See "Seven Clans Resources Ltd. – Principal Holders of Voting Shares". These warrants were issued pursuant to a private placement completed during the twelve months ended April 30, 2002. See the audited financial statements of Seven Clans for the twelve months ended April 30, 2002, attached as Schedule A hereto | These common share purchase warrants are held by or will be issued to arm's length subscribers pursuant to a financing to be completed concurrent with completion of the Reverse Take-Over (see "Particulars of Matters to be Acted Upon – (e) Acquisition of Mexgold Resources Inc.") and the sponsor of the Reverse Take-Over (see "New Seven Clans – Stock Listing and Sponsorship"). |
| **Purchase Price and Expiry Date** | Each whole common share purchase warrant will entitle the holder to acquire one common share for $0.40 until November 20, 2003 | The common share purchase warrants consist of 1,500,000 Series 1 Warrants 4,000,000 Series 2 Warrants and 50,000 Sponsor Warrants. Each whole Series 1 Warrant entitles the holder to acquire one common share for $0.10 until November 30, 2004. Each whole common share purchase warrant will entitle the holder to acquire one common share for $0.50 during the two year period after closing of the Reverse Take-over. Each whole Sponsor Warrant entitles the holder to acquire one common share for $0.75 until October 15, 2004. |
| **Market Value as at March 31, 2003 (see "Seven Clans Resources Ltd. – Public Market" and "Mexgold Resources Inc. – Public Market")** | $Nil | $Nil |

There are no assurances that the options, warrants or other rights described above will be exercised in whole or in part.

**Escrowed Securities and Resale Restricitons**

The following table summarizes the details of the terms of currently escrowed securities of Seven Clans and escrow restrictions in connection with securities to be issued pursuant to the Reverse Take-Over.

| **Holder** | **Escrow Details of Currently Issued and Outstanding Securities (%[1])** | **Escrow Details of Securities to be Issued in Connection with the Reverse Take-Over(%[2])** | **Totals** |
|---|---|---|---|
| Dennis H. Peterson | 1,800,000 (50.0%) | n/a | |
| Harry J. Hodge | 1,800,000 (50.0%) | n/a | 1,800,000 (9.7%)[2][3][4] |
| Gammmon Lake Resources Inc | n/a | 5,000,000 (27.4%) | |
| Bradley H. Langille | n/a | 300,000 (1.6%) | |
| Gregory K. Liller | n/a | 110,000 (0.6%) | |
| Dale M. Hendrick | n/a | 20,000 (0.1%) | 5,430,000 (29.7%)[2][5] |
| Total | 3,600,000 (42.4%) | 5,430,000 (29.7%) | 7,230,000 (39.4%) |

(1) Based on 8,481,121 common shares issued and outstanding as at the date hereof.

(2) Based on 18,240,561 common shares of New Seven Clans issued and outstanding after giving effect to the Reverse Take-Over.

(3) The shares are subject to an escrow agreement dated November 20, 2001, pursuant to which Equity Transfer Services Inc. is the escrow agent. The shares under this escrow agreement are automatically released on the following dates:

| **Release Dates** | **Total Number of Escrowed Securities to be Released** | **Total Number of Escrowed Securities to be Released after Providing for 2:1 share consolidation to be effective upon completion of Reverse Take-Over. See "Particulars of Matters to be Acted Upon – (d) Share Consolidation".** |
|---|---|---|
| May 20, 2003 | 550,000 | 225,000 |
| November 20, 2003 | 550,000 | 225,000 |
| May 20, 2004 | 650,000 | 325,000 |
| November 20, 2004 | 650,000 | 325,000 |
| May 20, 2005 | 200,000 | 100,000 |
| November 20, 2005 | 200,000 | 100,000 |
| May 20, 2006 | 200,000 | 100,000 |
| November 20, 2006 | 200,000 | 100,000 |
| May 20, 2007 | 200,000 | 100,000 |
| November 20, 2007 | 200,000 | 100,000 |
| **TOTAL** | **3,600,000** | **1,800,000** |

The shares may be transferred within escrow subject to regulatory approval. These shares may not be released from escrow any sooner than the times provided for herein, except upon death where all shares in escrow shall be released, or upon graduation to Tier 1 of the TSX Venture Exchange whereupon the applicable move advanced release dates will apply.

(4) These shares have been adjusted for the consolidation of the issued and outstanding common shares of Seven Clans on a basis of one (1) common share for every two (2.0) common shares presently issued and outstanding. See "Particulars of Matters to be Acted Upon – (c) Share Consolidation".

(5) The shares will be subject to an escrow agreement to be dated on the date of closing of the Reverse Take-Over, pursuant to which Equity Transfer Services Inc. is the escrow agent. A total of 150,000 Series I Warrants will also be required to be escrowed. The shares and Series I Warrants under this escrow agreement are automatically released as to 10% (543,000 shares and 15,000 Series I Warrants) upon closing of the Reverse Take-Over, and upon every six months thereafter as to 15% (814,5000 shares and 22,500 Series I Warrants), for a total escrow period of three years.

The shares and Series I Warrants may be transferred within escrow subject to regulatory approval. These shares and Series I Warrants may not be released from escrow any sooner than the times provided for herein, except upon death where all shares in escrow shall be released, or upon graduation to Tier 1 of the TSX Venture Exchange whereupon the applicable move advanced release dates will apply.

In addition, shares of New Seven Clans which are issued pursuant to the Reverse Take-Over which are held by persons other than management and insiders of New Seven Clans may be subject to hold periods in accordance with the seed share resale restriction Matrix as outlined in Policy 5.4 of the TSX Venture Exchange. A total of 5,000,000 shares and 1,350,000 Series I Warrants are subject to these resale restrictions. The shares and Series I Warrants which are subject to these resale restrictions are automatically released as to 25% (1,250,000 shares and 337,500 Series I Warrants) upon closing of the Reverse Take-Over, and upon every three months thereafter as to 25% (1,250,000 shares and 337,500 Series I Warrants), for a total resale restriction period of one year.

**Foreign Listed Issuer**

Certain of the directors and officers of the New Seven Clans and certain of the experts named herein reside outside of Canada, namely the following: [Quitlovac], a resident of Mexico and a proposed director of New Seven Clans, and Clarence J. Wendt, a resident of the United States and author of the PAH Report. Substantially all of the assets of Mexgold are located outside of Canada. Although New Seven Clans will appoint the proposed President of New Seven Clans, Bradley H. Langille, c/o Gammon Lake Resources Inc., 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, Nova Scotia, B3B 1T5, as its agent for service of process in Canada, it may not be possible for investors to effect service of process within Canada upon the directors, officers and experts referred to above. It may also not be possible to enforce judgments against New Seven Clans, certain of its directors and officers and certain of the experts named herein which are obtained in Canadian courts predicated upon Canadian laws, including the civil liability provisions of applicable securities laws in Canada.

**Relationship Between Seven Clans/New Seven Clans and Professional Persons**

For the purposes of this subsection, "professional person" means, any person whose profession gives authority to a statement made by the person in the person's professional capacity and includes a barrister and solicitor (attorney), a public accountant, an appraiser, valuator, auditor, engineer or geologist. Dennis Peterson is legal counsel to Seven Clans and is thereby a "professional person". Dennis Peterson is also a director of Seven Clans (see "Seven Clans Resources Ltd. – Directors and Officers") and a principal holder of voting securities (see "Seven Clans Resources Ltd. - Principal Holders of Voting Securities").

This section discloses the nature and extend of any beneficial interest, direct or indirect, in any securities or property, of Seven Clans, Mexgold or New Seven Clans (including subsidiaries and proposed subsidiaries) or of an associate or affiliate of either of them, held by a "professional person" or any associate of the professional person. The only professional person as defined herein for the purposes of this disclosure with respect to the Reverse Take-Over is Dennis H. Peterson. Dennis H. Peterson will not be a director of New Seven Clans upon completion of the Reverse Take-Over. See "Mexgold Resources Inc. – Directors and Officers".

Other than as noted above, no professional person or any associate of the professional person, is or is expected to be elected, appointed or employed as a director, senior officer or employee of Seven Clans, Mexgold or New Seven Clans (including subsidiaries and proposed subsidiaries), or of an associate or affiliate of Seven Clans, Mexgold or New Seven Clans (including subsidiaries and proposed subsidiaries), or is a promoter of Seven Clans, Mexgold or New Seven Clans (including subsidiaries and proposed subsidiaries), or of an associate or affilate of Seven Clans, Mexgold or New Seven Clans (including subsidiaries and proposed subsidiaries).

**Auditors, Transfer Agent and Registrar**

The auditors of New Seven Clans will be McGovern Hurley Cunningham LLP, Toronto, Ontario, who currently serve as the auditors of Seven Clans.

The transfer agent and registrar for New Seven Clans will be Computershare Trust Company of Canada. The transfer fee for transfers of common shares is $3.00 per certificate.

**Corporate Philosophy and Corporate Governance Practices**

Seven Clans has adopted corporate governance practices which serve as guidelines for how the corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, how the board of directors shall assume responsibility for the following matters:

-adoption of a strategic planning process;

-the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage risks;

-succession planning, including appointing, training and monitoring senior management;

-a communications policy for the corporation; and

-the integrity of the corporation's internal control and management information systems.

The mandate of the board of directors is to maximize shareholder value. To achieve this objective, the board of directors of Seven Clans will be structured to provide for oversight by at least one unrelated director. Any unrelated directors will not be related to the controlling shareholders. Seven Clans will not have any committees separate from the entire board other than the audit committee. As new directors are required from time to time, the board will apply criteria of knowledge and experience in mineral exploration and financing, as well as reputation within mining and financial communities which can attract goodwill and prospective sources of financing. To ensure responsiveness to shareholders concerns, all management will be available to respond to shareholder inquiries and other concerns. As Seven Clans is a junior company, it is viewed that the most efficient and direct form of feedback can occur by direct communication between executive officers and shareholders. No decisions will be taken out of the ordinary course of business without prior approval by the board of directors. To ensure efficiency in fulfilling its functions, the board of directors will meet regularly and receive periodic reports. In general, with respect to the expectations of the board of directors for management, the board of directors will expect management to exercise sound judgment in completing exploration programs which maximize the exploration potential of the company's properties and minimize the depletion of the company's cash balances.

The foregoing discussion of corporate philosophy and corporate governance practice for Seven Clans will be implemented for New Seven Clans if the Reverse Take-Over become effective.

## RISK FACTORS

**Investment in developmental stage ventures such as Mexgold is highly speculative and subject to numerous and substantial risks.** The risk factors set forth herein apply at present to Mexgold and following completion of the Reverse Take-Over, will continue to apply to Mexgold. Therefore, a shareholder should carefully consider the risk factors indicated below. **There are no known bodies of commercial ore on any of the above referenced mineral exploration properties and activities of Seven Clans will constitute an exploratory search for ore.**

### General

1. There is no assurance that the Reverse Take-Over will be completed. The Reverse Take-Over are subject to shareholder and regulatory approval. There is no guarantee that the required approvals will be obtained.

2. Mexgold is a development stage company with no earnings. There can be no assurance that the operations of Mexgold will become profitable in the future. Mexgold may require additional financing to carry out its business plan and if financing is unavailable for any reason, Mexgold may become unable to retain its mineral interests and carry out its business plan.

3. Mexgold is highly dependent on the skills and expertise of its management. Any loss of this management support will have a negative impact on the prospects, business and affairs of Mexgold. In addition, the directors and officers of Mexgold are involved in other resource exploration enterprises which may reduce the amount of time spent on behalf of Mexgold and create certain conflicts of interest.

### Risks Inherent to Mexgold Proposed Mining Activities

4. Mexgold is engaged in the business of acquiring and exploring mineral properties in the hope of locating an economic deposit or deposits of minerals. The property interests of Mexgold are in the exploration stage only and are without a known body of commercial mineralization. Accordingly, there is little likelihood that Mexgold will realize any profits in the short to medium term. Any profitability in the future from the business of Mexgold will be dependent upon locating an economic deposit of minerals, which itself is subject to numerous risk factors.

5. Any exploration operations carried on by Mexgold will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In addition, the profitability of any mining prospect is directed by the market for minerals which is influenced by many factors including changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing corporations, the political environment and changes in international investment patterns.

6. Mexgold may become subject to liability for cave-ins and other hazards of mineral exploration against which it cannot insure or against which it may elect not to insure because of high premium costs or for other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of Mexgold.

7. Factors beyond the control of Mexgold may effect the economic viability of any products discovered including market fluctuations, government regulations on such matters as prices, taxes, royalties, land tenure, importing and exporting of minerals, export restrictions, exchange controls, dividends and environmental protection.

8. The ability of Mexgold to continue exploration and development of resource properties will be dependent upon its ability to raise significant additional financing hereafter. Should Mexgold not be able to obtain such financing, its properties may be lost entirely.

*Title*

Certain of the mining properties or claims in which Mexgold has an interest may not have been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. Such claims have not been converted to lease and tenure, and are, accordingly, subject to regular compliance with assessment work requirement. Other parties may dispute Mexgold's title to its mining properties. Mexgold has conducted its own due diligence with respect to title of the properties, however this should not be construed as a guarantee of title. Mexgold's properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

<u>Competition</u>

The competition in the mineral exploration and development business could adversely affect Mexgold's ability to acquire suitable properties for mineral exploration in the future. Mexgold competes with other exploration and mining companies, many of which have greater financial resources than Mexgold, for the acquisition of minerals claims, leases and other mineral interests.

**Environmental Regulation**

All phases of Mexgold's operations are subject to environmental regulation in the various jurisdictions in which it operates. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Mexgold's operations.

**Volatility of Mineral Prices**

Mexgold's revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base metals. The prices of these commodities have fluctuated widely, particularly in recent years, and therefore the economic viability of any of Mexgold's exploration projects cannot be accurately predicted. There is no assurance that even if commercial quantities of mineralized material are discovered, a profitable market may exist for the sale of product from that mineralized material.

**Dilution**

There are a number of outstanding securities and agreements pursuant to which common shares of Mexgold may be issued in the future which will result in dilution to Mexgold's shareholders.

**Conflicts of Interest**

Certain of the directors, officers, promoters and other members of management of Mexgold serve as directors, officers, promoters and members of management of other companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of Mexgold and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of Mexgold are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Mexgold will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed in accordance with the provisions of applicable corporate legislation and directors or officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

## APPROVAL

The contents and the sending of this Information Circular have been approved by the board of directors of Seven Clans and Seven Clans.

## CERTIFICATES

The foregoing constitutes full true and plain disclosure of all material facts relating to the securities of Seven Clans Resources Ltd. assuming completion of the Reverse Take-Over. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is given.

**DATED** at Toronto, Ontario, this 31st day of March, 2003.

SEVEN CLANS RESOURCES LTD.

**By:** "Eduard H. Ludwig"
President & Director

**By:** "Dennis H. Peterson"
Director

The foregoing, as it relates to Mexgold Resources Inc. constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the securityholders. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is given.

**DATED** at Toronto, Ontario, this 31st day of March, 2003.

MEXGOLD RESOURCES INC.

**By:** "Bradley H. Langille"
President & Director

**By:** "Gregory K. Liller"
Vice-President, Exploration & Director

MAPS


| | |
|---|---|
| **Figure 1** | **Land Map** |
| **Figure 2** | **Project Location Map** |
| **Figure 3** | **Sierra Madre Occidental Gold Province Map** |
| **Figure 4** | **District Geology Map** |
| **Figure 5** | **Long Section of Workings with Argall Channel Samplings Looking Northwest** |
| **Figure 6** | **Map of Underground Workings Projected to Surface** |
| **Figure 7** | **Map of Minera Glamis Trench and Channel Sampling Data** |
| **Figure 8** | **Map Minera Glamis Surface Drilling Data** |
| **Figure 9** | **Map of Minera Glamis Underground Drilling Data** |



106° 58'W
26° 06'N
Guadalupe Tres Fraccion Uno
Rosario
Guadalupe
Guadalupe Tres Fraccion Dos
Ampl. Guadalupe
Guadalupe Tres




PROFESSIONAL
PROVINCE OF
#125039
BRITISH COLUMBIA
GEOSCIENTIST




North


**PINCOCK ALLEN & HOLT**
274 Union Blvd., Suite 200
Lakewood, CO 80228

Guadalupe y Calvo Project

Chihuahua, Mexico

Land Map

Figure 1 | Date: October, 2002.

0 0.5 1 km


Figure 2
Cuidad Juarez
UNITED STATES
GULF
OF
MEXICO
CHIHUAHUA
MEXICO
PACIFIC
OCEAN
114°
108°
102°
105°
31°
29°
27°
Nacozari
SONORA
CHIHUAHUA
Los Plomosos
Ciudad Chihuahua
La Junta
Santa Eulalia
Pinos Altos
Moris
Cusihuiriachic
Rio Mayo
COAHUILA
Hidalgo
de
Parral
GUADALUPE Y
CALVO
Sta. Barbara
Choix
SINALOA
Los Mochis
Tameapa
GULF OF
CALIFORNIA
North
PINCOCK ALLEN & HOLT
274 Union Blvd., Suite 200
Lakewood, CO 80228
Guadalupe y Calvo Project
Chihuahua, Mexico
Project Location Map
Figure 2
Date: October, 2002.
0
100
200 km


Figure 3
Dolores
1.25 mm
Hermosillo
Mulatos
2.5 mm
Chihuahua
Sonora
Ocampo
1 mm
Chihuahua
Lluvia
De Oro
1 mm
Sea of
Cortez
Guadalupe
y Calvo
2 mm
Guanacevi
1 mm
Sinaloa
Magistral
1.3 mm
La Cienega
3 mm
Durango
Baja
California
Sur
Culiacan
Metates
18 mm
La Paz
Durango
Tayoltita
9 mm
Pacific
Ocean
Mazatlan
Explanation
Province Boundary
District/ Mine
Town
9 mm Million Ounces of Au in Reserve or Produced
State Boundary
North
PINCOCK ALLEN & HOLT
274 Union Blvd., Suite 200
Lakewood, CO 80228
Guadalupe y Calvo Project
Sierra Madre Occidental
Gold Province Map
Figure 3
Date: October, 2002.
0
100
200 km
PROFESSIONAL
PROVINCE OF
BRITISH COLUMBIA
GEOSCIENTIST


ToTR-Ig
KsTpa(?)A-TA
To(?)qMz
Arroyo del Agua
C LA BUFA
EL ROSARIO
PROP SILI
El Rosario
La Hacienda
GUADALUPE Y CALVO
ToPc
SANTO NIÑO
C LA CABRA
C EL CARACOL
EL PINITO
DISTRITO MINERO
GUADALUPE Y CALVO
ToA
Fortunita
C
PROFESSIONAL
PROVINCE OF
C.J. WENDT
#125039
BRITISH COLUMBIA
GEOSCIENTIST
Explanation
ToTR-Ig Rhyolites /ignimbrite
ToA Andesite
Rhyolite
KsTpa(?) A-TA Upper Andesite
Monzonite granite
Dip
Dip /stratification
Mine
Fault
Limit of Alteration
North
PINCOCK ALLEN & HOLT
274 Union Blvd., Suite 200
Lakewood, CO 80228
Guadalupe y Calvo Project
Chihuahua, Mexico
0 10 25 km

District Geology Map

Figure 4 Date: October, 2002.



Figure 5
NNW
SSE
Pertenencia
Zorilla
San Francisco
San Francisco Shaft
Guadalupe Level
Level 7
Bustamante Shaft
PINCOCK ALLEN & HOLT
274 Union Blvd., Suite 200
Lakewood, CO 80228
Guadalupe y Calvo Project
Long Section of Workings
with Argall Channel Samplings
Looking Northwest
Figure 5
Date: October, 2002
0
25
50 km
Explanation
Crosscut
Level workings
Shaft
Stoped area




PROFESSIONAL
PROVINCE
OF
C.J. WENDT
BRITISH
COLUMBIA

Figure 6



Pertenencia
Zorilla
San Francisco
El Rosario Shear
El Sol Shear
Nankin Shear
Concordia Shear
Post mineral cover
Pertenencia Shaft
San Estaban Shaft
Bustamonte Shaft
San Francisco Shaft
San Pedro Shaft
1300 N
1200 N
1100 N
1000 N
900 N
800 N
North
Explanation
Open cut
Underground Workings
Shaft
Shear zone
Raise (head)
Raise (extending through level)
PROFESSIONAL
PROVINCE OF
C.J. WENDT
#125039
BRITISH COLUMBIA
GEOSCIENTIST


**PINCOCK ALLEN & HOLT**
274 Union Blvd., Suite 200
Lakewood, CO 80228

Guadalupe y Calvo Project

Chihuahua, Mexico

Map of Underground Workings Projected to Surface

Figure 6 | Date: October, 2002.

0 25 50 m


Figure7
Pertenencia
Zorilla
San Francisco
Pertenencia Shaft
1.8m-0.3 Au-40 Ag
1.4m-0.9 Au-75 Ag
5.0m-0.3 Au-52 Ag
5.0m-1.4 Au-44 Ag
1.6m-0.4 Au-57 Ag
1.6m-0.6 Au-120 Ag
16.0m-0.5 Au-79 Ag
El Rosario Shear
San Estaban Shaft
El Sol Shear
17.0m-1.7 Au-119 Ag
5.0m-0.8 Au-60 Ag
4.5m-1.4 Au-54 Ag
4.8m-1.7 Au-62 Ag
7.0m-0.7 Au-25 Ag
3.5m-0.9 Au-86 Ag
Bustamonte Shaft
Nankin Shear
Concordia Shear
San Francisco Shaft
14.0m-3.0 Au-191 Ag
23.2m-2.6 Au-124 Ag
42.9m-1.0 Au-79 Ag
San Pedro Shaft
Post mineral cover
PINCOCK ALLEN & HOLT
274 Union Blvd. Suite 200
Lakewood, CO 80228
Guadalupe y Calvo Project
Chihuahua, Mexico
Map of Minera Glamis
Trench and Channel Sampling Data
Figure 7
Date: October, 2002
0 25 50 m
Explanation
Open cut
Underground Workings
Shaft
Shear zone
Raise (head)
Raise (extending through level)
Trench or Channel sample
meters
g/t Au
g/t Ag
North

PROFESSIONAL
C. J. ... NDT
#125039
BRITISH COLUMBIA
GEOSCIENTIST

Figure 8


Pertenencia
Zorilla
San Francisco
El Rosario Shear
El Sol Shear
Nankin Shear
Concordia Shear
Post mineral cover
Pertenencia Shaft
San Bitaban Shaft
San Francisco Shaft
San Pedro Shaft
Bustamante Shaft
North
Explanation
Open cut
Underground Workings
Shaft
Shear zone
Raise (head)
Raise (extending through level)
*44A Minera Glamis Surface Jacking Drill Hole
PINCOCK ALLEN & HOLT
274 Union Blvd., Suite 200
Lakewood, CO 80228
Guadalupe y Calvo Project
Chihuahua, Mexico
Map of Minera Glamis Surface Drilling Data
Figure 8
Date: October, 2002.
0 25 50 m


PROFESSIONAL
PROVINCE OF
BRITISH COLUMBIA
GEOSCIENTIST

Figure 9


Pertenencia
Zorilla
San Francisco
Pertenencia Shaft
San Estaban Shaft
Bustamonte Shaft
San Francisco Shaft
San Pedro Shaft
El Rosario Shear
El Sol Shear
Nankin Shear
Concordia Shear
Post mineral cover
North
Explanation
Open cut
Underground Workings
Shaft
Shear zone
Raise (head)
Raise (extending through level)
•84 Minera Glamis Underground Jackleg Drill Hole
0 25 50 m

**PINCOCK ALLEN & HOLT**
274 Union Blvd., Suite 200
Lakewood, CO 80228

Guadalupe y Calvo Project

Chihuahua, Mexico

Map of Minera Glamis Underground Drilling Data

Figure 9 | Date: October, 2002.

PROFESSIONAL GEOSCIENTIST
PROVINCE OF BRITISH COLUMBIA
C.J. WENDT
#1?5039

SCHEDULE A

AUDITED FINANCIAL STATEMENTS
OF SEVEN CLANS RESOURCES LTD.
FOR THE YEARS ENDED
APRIL 30, 2002 AND 2001
AND
INTERIM FINANCIAL STATEMENTS
OF SEVEN CLANS RESOURCES LTD.
FOR THE NINE MONTHS ENDED
JANUARY 31, 2003 AND 2002

# SEVEN CLANS RESOURCES LTD.

## CONSOLIDATED FINANCIAL STATEMENTS

## APRIL 30, 2002

**SEVEN CLANS RESOURCES LTD.**

**CONSOLIDATED FINANCIAL STATEMENTS**

**APRIL 30, 2002**

| **INDEX** | **PAGE** |
|---|---|
| Auditors' Report | 1 |
| Consolidated Balance Sheets | 2 |
| Consolidated Statements of Operations and Deficit | 3 |
| Consolidated Statements of Cash Flows | 4 |
| Notes to the Consolidated Financial Statements | 5 - 11 |

McGovern, Hurley, Cunningham, LLP
Chartered Accountants



## AUDITORS' REPORT

To the Shareholders of
**SEVEN CLANS RESOURCES LTD.**

We have audited the consolidated balance sheets of Seven Clans Resources Ltd. as at April 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the year ended April 30, 2002 and the six-month period ended April 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2002 and the results of its operations and cash flows for the year ended April 30, 2002 and the six-month period ended April 30, 2001 in accordance with Canadian generally accepted accounting principles.

**McGOVERN, HURLEY, CUNNINGHAM, LLP**

*Signed "McGovern, Hurley, Cunningham, LLP"*

**Chartered Accountants**

TORONTO, Canada
August 1, 2002

2005 Sheppard Avenue East, Suite 503, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

SEVEN CLANS RESOURCES LTD.


**CONSOLIDATED BALANCE SHEETS**
AS AT APRIL 30

| | 2002 $ | 2001 $ (Note 9) |
|---|---|---|
| **ASSETS** | | |
| **CURRENT** | | |
| Cash | 182,883 | 517 |
| Sundry recoverable | 4,856 | 7,294 |
| | 187,739 | 7,811 |
| **INTEREST IN MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES** (Note 3) | 104,032 | 104,032 |
| **INCORPORATION COSTS** | - | 513 |
| | 291,771 | 112,356 |
| **LIABILITIES** | | |
| **CURRENT** | | |
| Accounts payable and accrued liabilities | 7,377 | 12,355 |
| **FUTURE INCOME TAX LIABILITY** (Note 8) | - | 34,000 |
| | 7,377 | 46,355 |
| **SHAREHOLDERS' EQUITY** | | |
| **CAPITAL STOCK** (Note 6) | 524,942 | 66,001 |
| **(DEFICIT)** | (240,548) | - |
| | 284,394 | 66,001 |
| | 291,771 | 112,356 |

APPROVED ON BEHALF OF THE BOARD:

Sgd. "Eduard H. Ludwig", Director

Sgd. "Dennis H. Peterson", Director

**CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT**
FOR THE YEAR ENDED APRIL 30

| | 2002<br>$ | 2001<br>$<br>(Note 9) |
|---|---|---|
| **EXPENSES** | | |
| Professional fees | 18,044 | - |
| Transfer agent | 7,498 | - |
| Office and general | 1,810 | - |
| Interest (revenue) | (771) | - |
| **NET LOSS FOR THE YEAR** | 26,581 | - |
| **BUSINESS COMBINATION COST** (Note 5) | 213,967 | - |
| **DEFICIT**, end of year | 240,548 | - |
| **LOSS PER SHARE** – Basic (Note 7) | 0.01 | 0.00 |
| **WEIGHTED AVERAGE NUMBER OF SHARES** (Note 7) | 3,815,426 | 2,265,871 |

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

FOR THE YEAR ENDED APRIL 30

| | 2002<br>$ | 2001<br>$<br>(Note 9) |
|---|---|---|
| **CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES** | | |
| Net (loss) for the year | (26,581) | - |
| Add items not requiring cash: | | |
| Write off of incorporation costs | 513 | - |
| Changes in non-cash working capital balances: | | |
| Decrease (increase) in sundry recoverable | 3,717 | (7,294) |
| (Decrease) increase in accounts payable and accrued liabilities | (1,527) | 12,355 |
| Cash flows (used in) from operating activities | (23,878) | 5,061 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Advances to Skymore Resources Inc. | (23,794) | - |
| Issuance of common shares for cash | 150,000 | 100,001 |
| Advances from shareholder | 80,000 | - |
| Cash flows from financing activities | 206,206 | 100,001 |
| **CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES** | | |
| Interest in mineral properties and deferred exploration expenditures | - | (104,032) |
| Incorporation costs | - | (513) |
| Cash acquired in reverse takeover | 38 | - |
| Cash flows from (used in) investing activities | 38 | (104,545) |
| Increase in cash | 182,366 | 517 |
| Cash, beginning of year | 517 | - |
| Cash, end of year | 182,883 | 517 |

**SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:**

| | | |
|---|---|---|
| Issuance of common shares for debt settlement | 274,941 | - |

## 1. ORGANIZATION AND NATURE OF OPERATIONS

Seven Clans Resources Inc. (the "Company") was incorporated as a private company on October 27, 2000, under the Business Corporations Act (Ontario). Pursuant to a joint management information circular dated August 31, 2001, the Company combined with Skymore Resources Inc. ("Skymore") on January 29, 2002 (see Note 5). The two companies amalgamated on April 30, 2002 under the name Seven Clans Resources Ltd. The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain ore reserves which are economically recoverable. The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the mineral claims, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Interest in Mineral properties and Deferred Exploration Expenditures**

Mineral properties are carried at cost until they are brought into production, at which time they are depleted on a unit-of–production method based on proven and probable reserves. If a property is subsequently determined not to be economic, the property and related deferred costs are written down to net realizable value.

Exploration expenses relating to mineral properties in which the Company has an interest are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis. Other general exploration expenses are charged to operations as incurred. The cost of mineral properties abandoned or sold and their related deferred exploration costs are charged to operations in the current year.

The Company reviews its mineral properties on an annual basis to determine if events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The recoverability of costs incurred on the mineral properties is dependent upon numerous factors including exploration results, environmental risks, commodity risks, political risks, and the Company's ability to attain profitable production. In reviewing its mineral properties, the Company estimates the potential future cash flows expected to result from each asset and its eventual disposition. If the sum of the undiscounted, expected future cash flow is less than the carrying value of the asset, an impairment loss is recognized. It is reasonably possible, based on existing knowledge, that changes in future conditions in the near-term could require a change in the determination of the need for and amount of any writedown.

Costs include the cash consideration and the fair market value of the shares issued for the acquisition of mineral properties. The carrying value is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

**Environmental Expenditures**

The Company has properties that must comply with environmental regulations and laws. Expenditures for current operations are expensed or capitalized, as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Continued...

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Land Reclamation Costs

During the course of acquiring and exploring potential mining properties, the Company must comply with government regulated environmental evaluation, updating and reclamation requirements. The costs of complying with these requirements are capitalized as incurred, as deferred costs until such time as the properties are put into commercial production, at which time the costs incurred will be charged to operations on a unit-of-production basis over the estimated mine life. Upon abandonment or sale of a property, all deferred costs relating to the property will be expensed in the year of such abandonment or sale. The cost and extent of future site cleanup, reclamation or remediation cannot be determined at this time and no amount has been recorded in these financial statements.

### Flow-Through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related exploration costs have been charged to interest in mineral properties and deferred exploration expenditures.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are made, temporary taxable differences created by the renunciation reduce capital stock and create a future tax liability.

### Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense during the report period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

### Stock-based Compensation Plan

The Company has a stock-based compensation plan, which is described in Note 6(c). No compensation expense is recognized when stock or stock options are issued. Any consideration paid by the holder of the option on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from the option holder, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

### Loss Per Share

The Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") for the calculation of earnings per share. Basic per share amounts are calculated using the weighted number of shares outstanding for the period. Under this new standard, the treasury method is used to determine the dilutive effect of stock options and other dilutive instruments. The new recommendations have no effect on the current period or prior period's calculations as any exercise of options would have been anti-dilutive.

### Income Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantially enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Continued...

## 3. INTEREST IN MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

Pursuant to an agreement dated October 27, 2000 (the "Option Agreement"), the Company acquired from Goldeye Explorations Limited ("Goldeye") an option to earn a 50% interest in Goldeye's 100% owned Sunshine Lake Property, consisting of 17 mineral claims located near Dryden, Ontario, upon making aggregate exploration expenditures on the property of $100,000. In accordance with the Option Agreement, all exploration expenditures on the property will be made by Goldeye as agent for, and on behalf of, the Company using funds advanced by the Company. A total of $104,032 has been expended by Goldeye on the Company's behalf on exploration expenditures on the property as follows:

| | |
|---|---|
| Claim staking | $22,000 |
| Linecutting | 20,000 |
| Geophysical | 50,000 |
| Geochemical | 12,032 |
| | $104,032 |

Upon completing the $100,000 expenditures pursuant to the option agreement, Goldeye will be required to expend $100,000 prior to further contributions by the Company. Thereafter Goldeye and the Company shall contribute equally to a joint venture and be diluted by 1.0% for every $25,000 in exploration expenditures not contributed to the joint venture. If a party is diluted to 10%, the joint venture is terminated and the 10% interest is converted to a 1.0% net smelter return royalty and the remaining party owns 100% of the property.

If the Company elects to terminate the Option Agreement during the option period, or otherwise fails to complete the prescribed expenditures, no interest in the property will have been earned. If the Company completes all prescribed expenditures but determines not to proceed to a joint venture with Goldeye, it may give notice to Goldeye of its intention to not exercise the option and, upon receipt of such notice, (i) Goldeye shall forthwith deliver to the Company that number of fully paid and non-assessable common shares of Goldeye (the "Goldeye Shares") which are duly and validly issued in the name of the Company equal to the lesser of 200,000 and the number equal to 200,000 divided by the Market Price, and (ii) the Option Agreement shall be terminated and no longer of any force or effect. "Market Price" shall mean the weighted average trading price of the Goldeye Shares on the Canadian Venture Exchange (the "CDNX") (or, if the Goldeye Shares are not listed on the CDNX, then on such stock exchange on which the Goldeye Shares are listed as may be selected for that purpose by the directors or, if the Goldeye Shares are not listed on any stock exchange, then on an over-the-counter market for each of the business days on which there was a closing price falling not more than twenty (20) business days immediately prior to the date in question. In the event that the Goldeye Shares trade on the CDNX for fewer than ten (10) of such twenty (20) business day period, the Market Price shall be based upon the simple average of the following prices established for each of such twenty (20) business days:

(a) the average of the bid and ask prices for each day on which there was no trading; and
(b) the weighted average trading price of the shares for each day that there was trading.

On June 15, 2001, the Company provided written notice to Goldeye that it has determined to proceed with a joint venture pursuant to the terms of the Option Agreement which notice was accepted and confirmed by Goldeye effective June 15, 2001.

Continued...

## 4. RELATED PARTY TRANSACTIONS

(a) On October 27, 2000, 750,000 common shares were issued for nominal consideration to the director in connection with the initial founding of the Company.

(b) During the year, a shareholder/ director of the Company advanced a total of $80,000 which sum was interest-free and payable on demand. The amount was settled by the issuance of 800,000 post-consolidation shares. Third party accounts payable in the aggregate amount of $31,273 were assigned to the same shareholder/director of the Company who received 312,730 post-consolidation shares in settlement of the assigned accounts payable.

(c) 1,602,520 post-consolidation shares were issued to two former directors of the Company in settlement of $160,252.

## 5. BUSINESS ACQUISITION

During the year, the Company combined with Skymore Resources Inc. ("Skymore") to form a single economic entity through a share exchange. The holders of Skymore shares received 1 post-consolidation share for every 3 shares held by them. The current holders of the Company shares received 1.75 post-consolidation shares for each share held by them and certain of these shareholders received 1,500,000 warrants. Each whole warrant entitles the holder to acquire one post-consolidation share of the Company for $0.20 in the two-year period from the effective date of the business combination. In conjunction with the share exchange, a shareholder of Skymore transferred 1,542,613 shares to a director/shareholder of the Company. Creditors, who are also shareholders of each company, received 2,715,250 post-consolidation shares of the Company in settlement of their outstanding debt.

Since the shareholders of the Company as a group owned approximately 57% of the outstanding shares of the combined entity after the private placement and various share exchanges, the Company is identified as the acquirer and the purchase method of accounting applied. Since the acquisition is considered a reverse takeover ("RTO") of Skymore by the Company, the financial statements are a continuation of the financial statements of the legal subsidiary (the "Company") while the capital structure is that of the legal parent ("Skymore").

Based on the audited January 29, 2002 balance sheet of Skymore, the net assets at estimated fair value that were combined with the Company are as follows:

| | |
|---|---|
| Working capital (deficiency) | $ (53,715) |
| Long-term debt | (160,252) |
| | $ (213,967) |

The fair market value of Skymore's liabilities exceeds its assets by $213,967, which effectively represents the cost of obtaining a CDNX listing. This deficiency associated with the RTO is charged to deficit as a capital transaction concurrently with the completion of the business combination.

Continued...

## 6. CAPITAL STOCK

The capital stock is as follows:

**Legal Parent**

a) **Authorized:**
Unlimited number of common shares

b) **Issued:**
8,481,121 common shares

Transactions during the year are as follows:

| | Common Shares # | Amount $ |
|---|---|---|
| Balance of capital stock of legal parent (Skymore), April 30, 2001 | 6,797,613 | 534,761 |
| Share consolidation - 3 for 1 | (4,531,742) | - |
| RTO combination adjustment to adjust the capital stock amount to that of Seven Clans, prior to RTO | - | (318,760) |
| | 2,265,871 | 216,001 |
| Elimination of tax effect of flow-through shares as a result of amalgamation with Skymore | - | 34,000 |
| Shares issued to Skymore and Company creditors | 2,715,250 | 274,941 |
| Additional shares upon the business acquisition which is accounted for as an RTO (Note 5): | | |
| Shares issued to Seven Clans Resources Inc. shareholders | 3,500,000 | - |
| Balance, April 30, 2002 | 8,481,121 | 524,942 |

**Legal Subsidiary**

Prior to the business combination, Seven Clans Resources Inc. had issued the following common shares:

| Common shares | Issued # | Amount $ |
|---|---|---|
| Shares issued at incorporation on October 27, 2000 | 750,000 | 1 |
| Shares issued for cash | 850,000 | 170,000 |
| Flow-through shares issued for cash | 400,000 | 80,000 |
| Tax effect of renouncing 2000 expenditures | - | (34,000) |
| Balance outstanding at January 29, 2002 | 2,000,000 | 216,001 |

c) **Stock options**

The Company has created a management stock option plan (the "Plan") under which the Company can issue 1.4 million common shares. The options are non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements. Each grant of options under the Plan is subject to a vesting schedule whereby the number of shares which may be acquired upon exercise of options is limited to one third in each of the first, second and third years from the date of grant. As at April 30, 2002, there were no options issued and outstanding.

Continued...

**6. CAPITAL STOCK** (Continued)

**d) Share purchase warrants**

As at April 30, 2002, the Company has issued and outstanding 1,500,000 warrants (Note 5). Each warrant entitles the holder to purchase one common share of the Company for $0.20 per share until November 20, 2003. A summary of the outstanding warrants is as follows:

| | Number of Warrants # | Exercise Price $ |
|---|---|---|
| Warrants issued during the year, being balance, April 30, 2002 | 1,500,000 | 0.20 |

## 7. LOSS PER SHARE

The existence of warrants affects the calculation of loss per share on a fully diluted basis. As the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share has not been presented.

The weighted average number of shares for the year ended April 30, 2001 has been restated to reflect the 3 to 1 share consolidation that occurred during the year ended April 30, 2002.

## 8. FUTURE INCOME TAX LIABILITY

The Company utilizes the asset and liability method of accounting for incomes taxes.

(a) **Provision for Income Taxes**
Major items causing the Company's income tax rate to differ from the federal statutory rate of 40.0% (2001 – 42.0%) were as follows:

| | 2002 $ | 2001 $ |
|---|---|---|
| (Loss) before taxes: | (26,581) | - |
| Expected income tax recovery based on statutory rate | (10,632) | - |
| Increase (decrease) resulting from: | | |
| Non-deductible expenses: | | |
| Write off of incorporation costs | 205 | - |
| Current year valuation allowance | 10,427 | - |
| | - | - |

Continued...

## 8. FUTURE INCOME TAX LIABILITY (Continued)

(b) **Future Tax Balances**

The tax effects of temporary differences that give rise to future income tax assets and liabilities at April 30, 2002 are as follows:

| | 2002 $ | 2001 $ |
|---|---|---|
| Future income tax assets (liabilities): | | |
| Interest in mineral properties and deferred exploration expenditures | 181,000 | (34,000) |
| Non-capital loss carry forwards | 63,900 | - |
| Incorporation costs | 400 | - |
| Valuation allowance | (245,300) | - |
| Future income tax (liability) | - | (34,000) |

As at April 30, 2002, the Company had available for deduction against future taxable income, non-capital losses of approximately $160,000 which, if unutilized, begin to expire in 2005. The Company has approximately $142,800, $112,600, and $277,200 of Canadian development expenses, Canadian exploration expenditures, and foreign exploration and development expenses respectively, as at April 30, 2002 which, under certain circumstances, may be utilized to reduce taxable income of future years. The potential income tax benefit of these losses has not been recognized in the accounts.

## 9. COMPARATIVE FIGURES

The comparative figures are of Seven Clans Resources Inc. for the period from the date of incorporation (October 27, 2000) to April 30, 2001.

## 10. FINANCIAL INSTRUMENTS

*Fair Value*

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying amounts for cash, sundry recoverable, and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments.

# SEVEN CLANS RESOURCES LTD.

## CONSOLIDATED FINANCIAL STATEMENTS

## JANUARY 31, 2003

UNAUDITED

SEVEN CLANS RESOURCES LTD.
**BALANCE SHEET**
AS AT

| | January 31, 2003 $ | April 30, 2002 $ |
|---|---|---|
| **ASSETS** | | |
| **CURRENT** | | |
| Cash | 172,052 | 182,883 |
| Sundry receivable | 4,017 | 4,856 |
| | 176,069 | 187,739 |
| **INTEREST IN MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES** | 104,032 | 104,032 |
| | 280,101 | 291,771 |
| **LIABILITIES** | | |
| **CURRENT** | | |
| Accounts payable and accrued liabilities | 4,749 | 7,377 |
| **SHAREHOLDERS' EQUITY** | | |
| **CAPITAL STOCK** (Note 4) | 524,942 | 524,942 |
| **(DEFICIT)** | (249,590) | (240,548) |
| | 275,352 | 284,394 |
| | 280,101 | 291,771 |

APPROVED ON BEHALF OF THE BOARD:

Sgd. "Eduard H. Ludwig" , Director

Sgd. "Dennis H. Peterson" , Director

UNAUDITED

SEVEN CLANS RESOURCES LTD.
**STATEMENT OF OPERATIONS AND DEFICIT**
FOR THE PERIODS ENDED JANUARY 31

| | Three Months Ended | | Nine Months Ended | |
|---|---|---|---|---|
| | January 31, 2003 $ | January 31, 2002 $ | January 31, 2003 $ | January 31, 2002 $ |
| **EXPENSES** | | | | |
| Professional fees | 2,047 | 3,000 | 4,047 | 8,500 |
| Transfer agent and filing fees | 1,765 | 1,200 | 7,113 | 1,200 |
| Shareholders information | 1,074 | - | 1,074 | - |
| Office and general | 226 | - | 255 | - |
| General exploration (recovered) | - | - | (472) | - |
| Interest (revenue) | (1,556) | - | (2,975) | - |
| **NET LOSS FOR THE PERIOD** | 3,556 | 4,200 | 9,042 | 9,700 |
| **DEFICIT**, beginning of period | 246,034 | 5,500 | 240,548 | - |
| **BUSINESS COMBINATION COST** (Note 3) | - | 213,967 | - | 213,967 |
| **DEFICIT**, end of period | 249,590 | 223,667 | 249,590 | 223,667 |
| **LOSS PER SHARE** – Basic (Note 5) | 0.00 | 0.00 | 0.00 | 0.00 |
| **WEIGHTED AVERAGE NUMBER OF SHARES** (Note 5) | 8,481,121 | 2,000,000 | 8,481,121 | 1,516,304 |

UNAUDITED

SEVEN CLANS RESOURCES LTD.
**STATEMENT OF CASH FLOWS**
FOR THE PERIODS ENDED JANUARY 31

| | Three Months Ended | | Nine Months Ended | |
|---|---|---|---|---|
| | January 31, 2003 $ | January 31, 2002 $ | January 31, 2003 $ | January 31, 2002 $ |
| **CASH FLOWS (USED IN) OPERATING ACTIVITIES** | | | | |
| Net (loss) for the period | (3,556) | (4,200) | (9,042) | (9,700) |
| Changes in non-cash working capital balances: | | | | |
| Decrease (increase) in sundry recoverable | (310) | 4,304 | 839 | 3,919 |
| Decrease in due from Skymore Resources Inc. | - | 20,059 | - | - |
| Increase (decrease) in accounts payable and accrued liabilities | 1,922 | (20,343) | (2,628) | (32,698) |
| Cash flows (used in) operating activities | (1,944) | (180) | (10,831) | (38,479) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | |
| Advances from shareholder | - | - | - | 80,000 |
| Issuance of capital stock for cash | - | - | - | 150,000 |
| Cash flows from financing activities | - | - | - | 230,000 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | |
| Cash acquired in reverse takeover | - | 38 | - | 38 |
| (Decrease) increase in cash | (1,944) | (142) | (10,831) | 191,559 |
| Cash, beginning of period | 173,996 | 192,218 | 182,883 | 517 |
| Cash, end of period | 172,052 | 192,076 | 172,052 | 192,076 |

UNAUDITED

## 1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS

The accompanying unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the periods ended January 31, 2003 are not necessarily indicative of the results that may be expected for the full year ended April 30, 2003. For further information, see the Company's consolidated financial statements including the notes thereto for the year ended April 30, 2002.

Seven Clans Resources Inc. (the "Company") was incorporated as a private company on October 27, 2000, under the Business Corporations Act (Ontario). Pursuant to a joint management information circular dated August 31, 2001, the Company combined with Skymore Resources Inc. ("Skymore") on January 29, 2002 (see Note 3). The two companies amalgamated on April 30, 2002 under the name Seven Clans Resources Ltd. The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain ore reserves which are economically recoverable. The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the mineral claims, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

## 2. ACCOUNTING CHANGES

***Stock-based compensation***

Effective May 1, 2002, the Company adopted the new recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. This Section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after January 1, 2002.

The Company, as permitted by Section 3870, has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock. The Company's stock-based compensation plan is described in Note 4(c).

## 3. BUSINESS ACQUISITION

During the year ended April 30, 2002, the Company combined with Skymore Resources Inc. ("Skymore") to form a single economic entity through a share exchange. The holders of Skymore shares received 1 post-consolidation share for every 3 shares held by them. The current holders of the Company shares received 1.75 post-consolidation shares for each share held by them and certain of these shareholders received 1,500,000 warrants. Each whole warrant entitles the holder to acquire one post-consolidation share of the Company for $0.20 in the two-year period from the effective date of the business combination. In conjunction with the share exchange, a shareholder of Skymore transferred 1,542,613 shares to a director/shareholder of the Company. Creditors, who are also shareholders of each company, received 2,715,250 post-consolidation shares of the Company in settlement of their outstanding debt.

Since the shareholders of the Company as a group owned approximately 57% of the outstanding shares of the combined entity after the private placement and various share exchanges, the Company was identified as the acquirer and the purchase method of accounting applied. Since the acquisition is considered a reverse takeover ("RTO") of Skymore by the Company, the financial statements are a continuation of the financial statements of the legal subsidiary (the "Company") while the capital structure is that of the legal parent ("Skymore").

Continued...

3. **BUSINESS ACQUISITION** (Continued)

Based on the audited January 29, 2002 balance sheet of Skymore, the net assets at estimated fair value that were combined with the Company are as follows:

| | |
|---|---|
| Working capital (deficiency) | $ (53,715) |
| Long-term debt | (160,252) |
| | $ (213,967) |

The fair market value of Skymore's liabilities exceeds its assets by $213,967, which effectively represents the cost of obtaining a CDNX listing. This deficiency associated with the RTO is charged to deficit as a capital transaction concurrently with the completion of the business combination.

4. **CAPITAL STOCK**

The capital stock is as follows:

**Legal Parent**

a) **Authorized:**
Unlimited number of common shares

b) **Issued:**
8,481,121 common shares

Transactions during the year are as follows:

| | Common Shares # | Amount $ |
|---|---|---|
| Balance of capital stock of legal parent (Skymore), April 30, 2001 | 6,797,613 | 534,761 |
| Share consolidation - 3 for 1 | (4,531,742) | - |
| RTO combination adjustment to adjust the capital stock amount to that of Seven Clans, prior to RTO | - | (318,760) |
| | 2,265,871 | 216,001 |
| Elimination of tax effect of flow-through shares as a result of amalgamation with Skymore | - | 34,000 |
| Shares issued to Skymore and Company creditors | 2,715,250 | 274,941 |
| Additional shares upon the business acquisition which is accounted for as an RTO (Note 3): | | |
| Shares issued to Seven Clans Resources Inc. shareholders | 3,500,000 | - |
| Balance, April 30, 2002 and January 31, 2003 | 8,481,121 | 524,942 |

**Legal Subsidiary**

Prior to the business combination, Seven Clans Resources Inc. had issued the following common shares:

| Common shares | Issued # | Amount $ |
|---|---|---|
| Shares issued at incorporation on October 27, 2000 | 750,000 | 1 |
| Shares issued for cash | 850,000 | 170,000 |
| Flow-through shares issued for cash | 400,000 | 80,000 |
| Tax effect of renouncing 2000 expenditures | - | (34,000) |
| Balance outstanding at January 29, 2002 | 2,000,000 | 216,001 |

Continued...

**4. CAPITAL STOCK** (Continued)

**c) Stock options**

The Company has created a management stock option plan (the "Plan") under which the Company can issue 1.4 million common shares. The options are non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements. Each grant of options under the Plan is subject to a vesting schedule whereby the number of shares which may be acquired upon exercise of options is limited to one third in each of the first, second and third years from the date of grant. As at January 31, 2003, there were no options issued and outstanding.

**d) Share purchase warrants**

As at January 31, 2003, the Company has issued and outstanding 1,500,000 warrants (Note 3). Each warrant entitles the holder to purchase one common share of the Company for $0.20 per share until November 20, 2003. A summary of the outstanding warrants is as follows:

| | Number of Warrants<br>\# | Exercise Price<br>$ |
|---|---|---|
| Warrants issued during the year ended April 30, 2002, being balance, April 30, 2002 and January 31, 2003 | 1,500,000 | 0.20 |

**5. LOSS PER SHARE**

The existence of warrants affects the calculation of loss per share on a fully diluted basis. As the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share has not been presented.

The weighted average number of shares for the period ended January 31, 2002 has been restated to reflect the 3 to 1 share consolidation that occurred during the year ended April 30, 2002.

**6. FUTURE INCOME TAX LIABILITY**

The Company utilizes the asset and liability method of accounting for income taxes.

(a) **Provision for Income Taxes**

Major items causing the Company's income tax rate to differ from the federal statutory rate of 40.0% (April 30, 2002 – 40.0%) were as follows:

| | January 31, 2003<br>$ | April 30, 2002<br>$ |
|---|---|---|
| (Loss) before taxes: | (9,042) | (26,581) |
| Expected income tax recovery based on statutory rate | (3,617) | (10,632) |
| Increase (decrease) resulting from: | | |
| Non-deductible expenses: | | |
| Write off of incorporation costs | - | 205 |
| Current year valuation allowance | 3,617 | 10,427 |
| | - | - |

Continued...

## 6. FUTURE INCOME TAX LIABILITY (Continued)

(b) **Future Tax Balances**

The tax effects of temporary differences that give rise to future income tax assets at January 31, 2003 are as follows:

| | January 31, 2003 $ | April 30, 2002 $ |
|---|---|---|
| Future income tax assets: | | |
| Interest in mineral properties and deferred exploration expenditures | 171,400 | 181,000 |
| Non-capital loss carry forwards | 67,500 | 63,900 |
| Incorporation costs | 400 | 400 |
| Valuation allowance | (239,300) | (245,300) |
| | - | - |

As at January 31, 2003, the Company had available for deduction against future taxable income, non-capital losses of approximately $168,800 which, if unutilized, begin to expire in 2005. The Company has approximately $142,800, $112,600, and $277,200 of Canadian development expenses, Canadian exploration expenditures, and foreign exploration and development expenses respectively, as at January 31, 2003 which, under certain circumstances, may be utilized to reduce taxable income of future years. The potential income tax benefit of these losses has not been recognized in the accounts.

## 7. BUSINESS COMBINATION

The Company has entered into a letter of intent dated January 15, 2003 to acquire all of the issued and outstanding shares and warrants of Mexgold Resources Inc. ("Mexgold Resources"), subject to shareholder approval and approval by the TSX Venture Exchange (the "TSXV"). Mexgold Resources is a private junior natural resource issuer which holds a 100% interest in a single gold and base metal mineral exploration property, known as the "Guadulupe Gold-Silver Project", located in Mexico. Mexgold Resources is incorporated in Ontario and is arms' length to Seven Clans and its management. Pursuant to the Policies of the TSXV, this acquisition is characterized as a "reverse take-over" or "RTO". As such, the RTO must meet the conditions of a new listing on the Exchange for working capital, historical property expenditures and related matters, and it must be approved by the shareholders of Seven Clans and the TSXV before it may be completed. In addition to shareholder and regulatory approval for the acquisition of Mexgold, shareholder approval will be sought for a change of the name of Seven Clans to Mexgold Resources Inc., and certain other matters. The effect of the RTO is to reorganize Seven Clans so that the shareholders of Mexgold become shareholders of Seven Clans and the exploration of Mexgold's property interests is carried out through a public company. Pursuant to the RTO, the shareholders of Mexgold will control Seven Clans. Concurrent with the closing of the RTO transaction, a private placement will be completed to fund exploration and working capital, and the nominees of Mexgold will become the management of the reorganized public company formerly known as Seven Clans. Details of these steps will be disclosed in an information circular to be mailed to shareholders and filed with regulators.

SCHEDULE B

AUDITED FINANCIAL STATEMENTS
OF MEXGOLD RESOURCES INC. FOR
THE INITIAL ONE MONTH PERIOD ENDED
JANUARY 10, 2003

# Mexgold Resources Inc.

# Consolidated Financial Statements

January 10, 2003

Grant Thornton

# Contents


| | Page |
|---|---|
| Auditors' Report | 1 |
| Consolidated Statement of Loss and Deficit | 2 |
| Consolidated Balance Sheet | 3 |
| Consolidated Statement of Cash Flows | 4 |
| Notes to the Consolidated Financial Statements | 5-10 |

# Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants

## Auditors' Report

To the Shareholders of
**Mexgold Resources Inc.**

We have audited the consolidated balance sheet of **Mexgold Resources Inc.** as at January 10, 2003 and the consolidated statements of loss and deficit and cash flows for the initial one month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these statements present fairly, in all material respects, the financial position of the Company as at January 10, 2003, and the results of its operations and the changes in its financial position for the initial one month period then ended in accordance with Canadian generally accepted accounting principles

Grant Thornton LLP

Halifax, Nova Scotia, Canada
January 15, 2003

Grant Thornton LLP
Chartered Accountants

P O. Box 426
Suite 1100
2000 Barrington Street
Halifax, Nova Scotia
B3J 2P8
T (902) 421-1734
F (902) 420-1068
E Halifax@GrantThornton.ca
W www.GrantThornton.ca

# Mexgold Resources Inc.
## Consolidated Statement of Loss and Deficit
Initial One Month Period Ended January 10, 2003

| | | |
|---|---|---|
| Expenses | | |
| General and administrative | $ | 31 |
| Professional fees | | 7,500 |
| Net loss | $ | 7,531 |

| | | |
|---|---|---|
| Deficit, beginning of period | $ | - |
| Net loss | | 7,531 |
| Deficit, end of period | $ | 7,531 |

See accompanying notes to the consolidated financial statements.

## Mexgold Resources Inc.
## Consolidated Balance Sheet
January 10, 2003

| | |
|---|---|
| **Assets** | |
| Current | |
| Cash and cash equivalents | $ 464,591 |
| Receivables | |
| Commodity taxes | 19,200 |
| Other | 450 |
| | 484,241 |
| Mineral properties and related deferred costs (Note 3) | 386,261 |
| | $ 870,502 |
| **Liabilities** | |
| Current | |
| Payables and accruals | $ 18,033 |
| **Shareholders' Equity** | |
| Capital stock (Note 4) | 860,000 |
| Deficit | (7,531) |
| | 852,469 |
| | $ 870,502 |

Nature of operations and going concern assumption (Note 1)
Subsequent event (Note 9)

On behalf of the Board

(Sgd.) "Bradley H. Langille" Director

See accompanying notes to the consolidated financial statements.

## Mexgold Resources Inc.
## Consolidated Statements of Cash Flows
Initial One Month Period ended January 10, 2003

| | |
|---|---|
| Increase (decrease) in cash and cash equivalents | |
| **Operating** | |
| Net loss | $ (7,531) |
| Change in non-cash operating working capital | |
| Payables and accruals | 17,000 |
| | 9,469 |
| **Financing** | |
| Net proceeds from issuance of capital stock | 830,000 |
| **Investing** | |
| Acquisitions, net of acquired cash (Note 8) | (5,453) |
| Repayment of advances from a related company | (166,000) |
| Expenditures on mineral properties and related deferred costs - net | (203,425) |
| | (374,878) |
| Net increase cash and cash equivalents | 464,591 |
| Cash and cash equivalents | |
| Beginning of period | Nil |
| End of period | $ 464,591 |

See accompanying notes to the consolidated financial statements.

### 1. Nature of operations and going concern assumption

Mexgold Resources Inc. (the "Company") is a private company, engaged in the acquisition, exploration and development of resource properties in Mexico. The Company was incorporated pursuant to the laws of Ontario on November 25, 2002.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the securing and maintaining of title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development thereof and upon future profitable production there from or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

The Company will have to raise additional funds to complete the exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reporting revenues and expenses, and the balance sheet classifications used.

### 2. Summary of significant accounting policies

**Consolidation accounting**
These consolidated financial statements include the accounts of the Company plus its wholly owned subsidiary Metales Interamericanos, S.A. de C.V.

**Use of estimates**
The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results could differ from those reported.

**Cash and cash equivalents**
Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary investments.

## 2. Summary of significant accounting policies (continued)

### Mineral properties and related deferred costs

Acquisitions, exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the cost of the property and related deferred costs are written off. The units-of-production amortization is calculated based on proven and probable reserves following commencement of production. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.

### Stock based compensation plans

The Company currently does not have a stock option plan.

### Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in the period in which they occur.

### Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

### Future site restoration and abandonment costs

Estimated costs of future site restoration and abandonments, net of recoveries, will be provided for over the life of future proved reserves on a unit-of-production basis. An annual provision will be recorded as depletion and depreciation. As the Company has no proved reserves at its fiscal year end, no provision has been provided in the consolidated financial statements.

## 3. Mineral properties and related deferred costs

For the initial period ended January 10, 2003

| | Balance November 25 2002 | Expenditures and acquisitions during the period | Balance January 10, 2003 |
|---|---|---|---|
| **Mexico** | | | |
| Guadalupe y Calvo Project | $ Nil | $ 386,261 | **$ 386,261** |

### 4. Capital stock

**Authorized:**
Unlimited number of common shares

**Issued and outstanding:**

| | Number of shares | Ascribed value |
|---|---|---|
| Balance – November 25, 2002 (date of incorporation) | - | $ - |
| Issued during the initial period ended January 10, 2003: | | |
| Pursuant to acquisition of subsidiary company, Metales Interamericanos, S.A. de C.V. | 500,000 | 30,000 (1) |
| For cash pursuant to private placements | 9,500,000 | 830,000 |
| Balance – January 10, 2003 | 10,000,000 | $ 860,000 |

(1) Pursuant to acquisition of the 100% interest in Metales Interamericanos, S.A. de C.V., as consideration the Company issued 500,000 shares at a fixed price of $0.06 per share based on management's estimate as to the value of the Company's shares issued at the date the agreement was negotiated and cash of $7,575 (see Note 8).

**Share purchase warrants**
A summary of the 1,500,000 outstanding warrants to purchase common shares as at January 10, 2003 is as follows:

| Number of Common Shares Under Warrant | Expiration Date | Exercise Price |
|---|---|---|
| 1,500,000 | November 30, 2004 | $ 0.10 |

### 5. Supplemental cash flow information

Cash and cash equivalents consist of:

| | |
|---|---|
| Cash on hand and balances with banks | $ 464,591 |

Interest and income taxes paid:

| | |
|---|---|
| Interest paid | $ Nil |
| Income taxes paid | $ Nil |

### 6. Income taxes

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of loss for the initial period ended January 10, 2003.

| | |
|---|---|
| Net loss | **$ 7,531** |
| Income tax rate | **44%** |
| Expected income tax recovery | **3,300** |
| Valuation allowance | **3,300** |
| Provision for income taxes | $ - |

At January 10, 2003, the Company and its subsidiary had Canadian and Mexican non-capital losses of approximately $352,500 which are due to expire as follows, unless applied against future taxable income of the Company. The benefits of these losses have not been recognized in these consolidated financial statements.

| | **Canada** | **Mexico** | **Total** |
|---|---|---|---|
| January 10, 2009 | $ 7,500 | $ - | $ 7,500 |
| January 10, 2012 | - | 345,000 | 345,000 |
| | $ 7,500 | $ 345,000 | $ 352,500 |

### 7. Financial instruments

At January 10, 2003, the Company's financial instruments consisted of cash and cash equivalents, receivables and payables. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company's receivables and payables are denominated in Mexican Pesos and are translated at the period end based on the Company's accounting policy as set out in Note 2 to the consolidated financial statements.

The Company estimates that the fair value of its cash and cash equivalents, receivables and payables approximate their carrying values.

### 8. Business acquisition

Effective December 10, 2002, Mexgold Resources Inc. acquired 100% of the outstanding common of shares of Metales Interamericanos, S.A. de C.V. As consideration the Company issued 500,000 shares at a fixed price of $0.06 per share based on management's estimate as to the value of the Company's shares issued at the date the agreement was negotiated and cash of $7,575. The acquisition has been accounted for using the purchase method and the result of the acquired company's operations are included in these consolidated financial statements from the date of acquisition. The net assets acquired and consideration given are as follows:

| | |
|---|---|
| Net assets acquired | |
| Working capital | $ 20,739 |
| Mineral properties and related deferred costs | 182,836 |
| Notes payable | (166,000) |
| | $ 37,575 |
| Consideration given | |
| Total purchase price | $ 37,575 |
| Less: Cash acquired | (2,122) |
| Less: Shares * | (30,000) |
| Net cash paid for acquisition | $ 5,453 |

* Mexgold Resources Inc. issued 500,000 common shares, valued with an assigned value of $0.06 each.

### 9. Subsequent event

On January 15, 2003 the Company granted an aggregate of 3,500,000 stock options to officers and directors. The options expire on January 15, 2008 and have an exercise price of $0.50 per share.

# Mexgold Resources Inc.

# Pro Forma Consolidated Balance Sheet

**(Unaudited)**
**January 31, 2003**

# Contents


| | Page |
|---|---|
| Compilation Report | 1 |
| Pro Forma Consolidated Balance Sheet | 2 |
| Notes to the Pro Forma Consolidated Balance Sheet | 3-5 |

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants

## Compilation Report

**To the Directors of**
**Seven Clans Resources Ltd., and**
**Mexgold Resources Inc.**

We have reviewed, as a compilation only, the accompanying unaudited pro forma consolidated balance sheet of Mexgold Resources Inc. as at January 31, 2003 which has been prepared for inclusion in the joint management information circular dated March 31, 2003. In our opinion, the unaudited pro forma consolidated balance sheet has been properly compiled to give effect to the proposed transaction and the assumptions described in the notes.

Grant Thornton LLP

Halifax, Nova Scotia
March 31, 2003

Grant Thornton LLP
Chartered Accountants

P.O. Box 426
Suite 1100, Cogswell Tower
2000 Barrington Street
Halifax, Nova Scotia
B3J 2P8
T (902) 421-1734
F (902) 420-1068
E Halifax@GrantThornton.ca
W www.GrantThornton.ca

# Mexgold Resources Inc.
# Pro Forma Consolidated Balance Sheet

(Unaudited)
January 31, 2003

| | Mexgold Resources January 10, 2003 (Audited) | Seven Clans Resources January 31, 2003 (Unaudited) | Adjustments (Note 3) | | Pro Forma Consolidated |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Current | | | | | |
| Cash and cash equivalents | $ 464,591 | $ 172,052 | $ 2,000,000 | (b) | $ 2,636,643 |
| Receivables | | | | | |
| Commodity taxes | 19,200 | - | | | 19,200 |
| Other | 450 | 4,017 | | | 4,467 |
| | 484,241 | 176,069 | | | 2,660,310 |
| Mineral properties and related deferred costs | 386,261 | 104,032 | | | 490,293 |
| | $ 870,502 | $ 280,101 | | | $ 3,150,603 |
| **Liabilities** | | | | | |
| Current | | | | | |
| Payables and accruals | $ 18,033 | $ 4,749 | $ 10,000 | (a) | $ 32,782 |
| **Shareholder's Equity** | | | | | |
| Capital stock | 860,000 | 524,942 | 2,000,000 | (b) | 3,135,352 |
| | | | (524,942) | (c) | |
| | | | 275,352 | (c) | |
| Deficit | (7,531) | (249,590) | (10,000) | (a) | (17,531) |
| | 852,469 | 275,352 | 249,590 | (c) | 3,117,821 |
| | $ 870,502 | $ 280,101 | | | $ 3,150,603 |

On behalf of the Board

(Sgd.) "Bradley H. Langille" Director

See accompanying notes to the pro forma consolidated balance sheet.

# Mexgold Resources Inc.
# Notes to the Pro Forma Consolidated Balance Sheet

(Unaudited)
January 31, 2003

### 1. Basis of presentation

The accompanying unaudited pro forma balance sheet of Mexgold Resources Inc. ("Mexgold") has been prepared by management in accordance with accounting principles generally accepted in Canada. It has been prepared from information derived from the audited consolidated financial statements of Mexgold Resources Inc. as at January 10, 2003 and the unaudited interim consolidated financial statements of Seven Clans Resources Ltd. ("Seven Clans") as at January 31, 2003, together with other information available to the corporations. In the opinion of management of Mexgold and Seven Clans, this unaudited pro forma balance sheet includes all adjustments necessary for fair presentation of the proposed issuance of common shares described below

The unaudited pro forma consolidated balance sheet should be read in conjunction with the audited consolidated financial statements of Mexgold as at January 10, 2003, the audited consolidated financial statements of Seven Clans as at April 30, 2002, the unaudited interim consolidated financial statements of Seven Clans as at January 31, 2003 and the related information circular dated March 31, 2003 (the "Circular"). This unaudited pro forma consolidated balance sheet is not necessarily indicative of the financial position which would have resulted if the combination had actually occurred on January 31, 2003.

### 2. Pro forma assumptions

The unaudited pro forma consolidated balance sheet gives effect to the following assumptions as if they had occurred on January 31, 2003:

(a) The business acquisition as described in Note 4 receives shareholder and regulatory approval.

(b) Estimated cash cost of the share exchange is $10,000.

(c) Mexgold issues 4,000,000 Units at $0.50 per Unit. Each Unit will consist of one common share and one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share for $0.75 for two years for gross proceeds of $2,000,000. The 4,000,000 common shares and 4,000,000 common share purchase warrants of Mexgold will be exchanged for 4,000,000 shares and 4,000,000 common share purchase warrants of Seven Clans.

(d) The shareholders of Mexgold as a group will own more that 50% of the combined equity as described in Note 4.

## 3. Pro forma adjustments

The unaudited pro forma consolidated balance sheet includes the following pro forma adjustments reflecting transactions as disclosed in the Circular:

(a) To record the estimated costs of reorganization.

(b) To record the issuance of 4,000,000 common shares and 4,000,000 common share purchase warrants of Mexgold through a private placement offering.

(c) To record the issuance of 14,000,000 post-consolidation shares and record the reverse-take-over ("RTO") acquisition of Seven Clans.

## 4. Business acquisition

Subject to shareholder and regulatory approval, Seven Clans proposes to acquire all of the issued and outstanding shares of Mexgold. The holders of Seven Clans will receive one post-consolidation common share or common share purchase warrant for every two common shares or common share purchase warrant held by them. The holders of Mexgold common shares will receive one Seven Clans common share for each Mexgold common share held by them. Each common share purchase warrant of Mexgold will be exchanged for one common share purchase warrant of Seven Clans on identical terms. Following the acquisition, Seven Clans will change its name to "Mexgold Resources Inc.", whereby Mexgold will become a wholly owned subsidiary of Seven Clans.

Since the shareholders of Mexgold as a group will own approximately 77% of the outstanding shares of Seven Clans after the private placement and various share exchanges, Mexgold will be identified as the acquirer and the purchase method of accounting applied.

Based on the January 31, 2003 unaudited interim consolidated balance sheet of Seven Clans, the net assets at estimated fair market value that will be combined with Mexgold are as follows:

| | | |
|---|---|---|
| **Net assets acquired** | | |
| Working capital | $ | 171,320 |
| Mineral properties and related deferred costs | | 104,032 |
| | $ | 275,352 |
| **Consideration** | | |
| 14,000,000 common shares | $ | 275,352 |

# Mexgold Resources Inc.
# Notes to the Pro Forma Consolidated Balance Sheet
(Unaudited)
January 31, 2003

5. **Capital stock**

Legal parent

**Authorized**
Unlimited number of common shares

| | Number Of Shares | Ascribed Value |
|---|---|---|
| **Issued and outstanding** | | |
| Balance of legal parent (Seven Clans) – January 31, 2003 | 8,481,121 | $ 524,942 |
| Share consolidation – 2 for 1 | (4,240,560) | - |
| RTO combination adjustment to adjust the capital stock amount to that of Mexgold, prior to RTO | | 2,335,058 |
| | 4,240,561 | 2,860,000 |
| Shares issued upon the business acquitions which is accounted for as an RTO (Note 4): | | |
| Shares issued to Mexgold Resources Inc. shareholders | 14,000,000 | 275,352 |
| Balance, January 31, 2003 | 18,240,561 | $ 3,135,352 |

Legal subsidiary

Prior to the business combination, Mexgold Resources Inc. had issued the following common shares:

| | Number Of Shares | Ascribed Value |
|---|---|---|
| Shares issues upon incorporation on November 25, 2002 | 1 | $ 1 |
| For cash pursuant to private placements | 13,499,999 | 2,829,999 |
| Pursuant to subsidiary acquisition | 500,000 | 30,000 |
| | 14,000,000 | $ 2,860,000 |

**SEVEN CLANS RESOURCES LTD.**
**32 Roxborough Street East**
**Toronto, Ontario**
**M4W 1V6**
**Tel: 416-777-6772**
**Fax: 416-777-6828**

03 OCT 22 AM 7:21

March 31, 2003

Dear Shareholder:

**Re: Exchange of shares of Seven Clans Resources Ltd. for shares of Mexgold Resources Inc.**

At the Special Meeting of Seven Clans Resources Ltd. ("Seven Clans"), to be held on May 23, 2003, the shareholders of Seven Clans are being requested to vote upon a resolution authorizing the acquisition of Mexgold Resources Inc. and certain other matters, including a name change to Mexgold Resources Inc. ("Mexgold") and a 2:1 share consolidation. This transaction is subject to regulatory approval and we will provide you with a new trading symbol at the time such approval is obtained.

Holders of shares of Seven Clans are requested to surrender their certificates to Computershare Trust Company of Canada in exchange for new certificates representing shares of Mexgold.

| **Predecessor Company Name** | **Rate of Exchange to Seven Clans** |
|---|---|
| Seven Clans Resources Ltd. | 2 Seven Clans for 1 Mexgold |

Enclosed please find a Letter of Transmittal with instructions on how to exchange your old share certificates into new shares of Mexgold Resources Inc. Carefully complete the Letter of Transmittal and return it with your certificate to Computershare Trust Company of Canada office listed on the Letter of Transmittal.

I thank you for supporting the reorganization and look forward to your continued participation in the future of Mexgold Resources Inc.

Sincerely,

President
Eduard H. Ludwig

**MEXGOLD RESOURCES INC.**
**(formerly Seven Clans Resources Ltd.)**

## LETTER OF TRANSMITTAL

**TO: Computershare Trust Company of Canada**

The undersigned hereby represents and warrants that the undersigned is the owner of the number of common shares of Seven Clans Resources Ltd. ("Common Shares"), which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s) free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

| Certificate Number | Number of Shares | Registered in the Name of |
|---|---|---|
| | | |
| | | |
| | | |

The above-listed share certificates are hereby surrendered in exchange for certificates representing common shares of Mexgold Resources Inc. on the basis of one (1) share of Mexgold Resources Inc. for (2) two shares of Seven Clans Resources Ltd. Where the exchange results in a fractional share, the number of common shares will be rounded to the nearest whole common share.

The undersigned authorized and directs Computershare Trust Company of Canada to issue the certificates for Mexgold Resources Inc. to which the undersigned is entitled as indicated below and to mail such certificate to the address below or, if no instructions are given, in the name and to the address if any, of the undersigned as the name appears on the share register maintained by Seven Clans Resources Ltd.

Name (Please Print) ______________________________

Address ______________________________

______________________________
City Province Postal Code

Telephone (Office) (_____) ______________ (Home) (_______) ______________ Social Insurance Number ______________

Dated: ______________ ______________________________
Signature of Shareholder

## INSTRUCTIONS

### 1. Use of Letter of Transmittal

(a) Each shareholder holding share certificate(s) of Seven Clans Resources Ltd. must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Computershare Trust Company of Canada (the "Trust Company") at the office listed below.

(b) The method of delivery to Computershare Trust Company of Canada is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(c) Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney other than the one contained in the Letter of Transmittal.

(d) Share certificate(s) not registered in the name of the person by whom (or on whose behalf the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by a bank, a trust company or a firm having membership in a recognized stock exchange, or in some other manner satisfactory to the Trust Company.

(e) Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

(f) Mexgold Resources Inc. reserves the right if it so elects in its absolute discretion to instruct the Trust Company to waive any defect or irregularity contained in any Letter of Transmittal received by it.

### 2. Lost Share Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Computershare Trust Company of Canada together with a letter stating the loss. Computershare Trust Company of Canada will contact you to advise of the replacement requirements.

### 3. Miscellaneous

(a) Additional copies of the Letter of Transmittal may be obtained from Computershare Trust Company of Canada at the office listed below.

(b) Any questions should be directed to Computershare Trust Company of Canada by telephone at 1-888-267-6555, and by e-mail at caregistryinfo@computershare.com.

### 4. Office of Computershare Trust Company of Canada

**By Mail, Hand or Courier:**

Suite 600
530 – $8^{th}$ Avenue S.W.
Calgary, Alberta
T2P 3S8

Attention: Corporate Actions

**THIS PROXY IS SOLICITED BY MANAGEMENT OF SEVEN CLANS RESOURCES LTD. (THE "COMPANY") FOR THE SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON FRIDAY, THE 23rd DAY OF MAY, 2003**

The undersigned shareholder of the Company hereby appoints **Eduard H. Ludwig,** President of the Company, or **Dennis H. Peterson**, director of the Company, or in the place of the foregoing, ____________ ______________________________(PLEASE PRINT THE NAME), as proxy holder for and on behalf of the shareholder with the power of substitution to attend, act and vote for and on behalf of the shareholder in respect of all matters that may properly come before the Meeting and at every adjournment thereof,

The undersigned specifies that all of the voting shares owned by the undersigned and represented by this form of proxy shall be:

(a) VOTED FOR ( ) VOTED AGAINST ( ) the consolidation of the common shares of Seven Clans on the basis of one (1) new common share for every two (2.0) common shares presently issued and outstanding;

(b) VOTED FOR ( ) VOTED AGAINST ( ) the change of name of Seven Clans to "Mexgold Resources Inc.", or such other name as the directors may determine is acceptable to securities and corporate regulators;

(c) VOTED FOR ( ) VOTED AGAINST ( ) the issuance of 14,000,000 post-consolidation common shares of Seven Clans and common share purchase warrants to acquire 5,500,000 post-consolidation common shares of Seven Clans to the shareholders of Mexgold Resources Inc. in exchange for all the issued and outstanding shares and warrants of Mexgold Resources Inc. on the terms as disclosed in the attached management information circular; and

(d) VOTED FOR ( ) VOTED AGAINST an increase in the number of shares available for granting under the Seven Clans stock option plan on the terms as disclosed in the attached information circular.

and the undersigned hereby revokes any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment or adjournments thereof or if any other matters properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority to vote on such amendments or variations on such other matters according to the best judgment of the person voting the proxy at the Meeting or any adjournment or adjournments thereof.

DATED this __________ day of _______________, 2003

______________________________________
Signature of Shareholder

______________________________________
Name of Shareholder (Please Print)

PLEASE SEE NOTES ON REVERSE

## NOTES

1. *If the shareholder wishes to attend the Meeting to vote on the resolution in person,* please register your attendance with the Company's scrutineers at the Meeting.

2. *If the shareholder has its securities held by its financial institution and wishes to attend the Meeting to vote on the resolutions in person,* please cross off the management appointee name or names, insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3. *If the shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholders can appoint another person,* who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder's name in the space provide, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder.

4. *If the shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the management appointees named*, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee, in its sole discretion, sees fit.

6. If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy by sending a new Proxy with the revised instructions (see item 2 above).

7. The proxy will not be valid unless it is dated and signed by the shareholder or by his attorney duly authorized by him in writing, or, in the case of a corporation, is executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or officers of or any attorney of a corporate shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the Proxy.

8. The Proxy will not be used at the Meeting or any adjournment thereof unless the same is deposited at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, at least 48 hours (excluding Saturday, Sunday and holidays) before the holding of the Meeting, or with the Chairman of the Meeting at any time prior to the vote on which it is to be exercised.

# MEXGOLD RESOURCES INC.

## NOTICE OF ANNUAL MEETING

## OF

## SHAREHOLDERS

## AND

## MANAGEMENT INFORMATION CIRCULAR

**September 15, 2003**

# MEXGOLD RESOURCES INC.

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

**NOTICE IS HEREBY GIVEN** that an annual meeting of the shareholders of Mexgold Resources Inc. (the "Corporation") will be held at 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, Nova Scotia, B3B 1T5, on Wednesday, October 15, 2003, at the hour of 11 o'clock in the morning (Halifax time) for the following purposes:

1. To receive and consider the audited consolidated financial statements of the Corporation for the twelve months ended April 30, 2003, together with a report of the auditors thereon;

2. To elect directors;

3. To appoint auditors and to authorize the directors to fix their remuneration; and

4. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular and the audited consolidated financial statements of the Corporation for the twelve months ended April 30, 2003.

Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

**DATED** at Toronto, Ontario this 15th day of September, 2003.

**BY ORDER OF THE BOARD**
**(Signed): "Bradley H. Langille"**
**BRADLEY H. LANGILLE – PRESIDENT**

**MEXGOLD RESOURCES INC.**

**MANAGEMENT INFORMATION CIRCULAR**

**Solicitation of Proxies**

**THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF SEVEN CLANS RESOURCES LTD. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING.** It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

**Appointment and Revocation of Proxies**

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the meeting, or delivered to the chairman on the day of the meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the meeting, or adjournment thereof, or in any other manner permitted by law.

**Voting of Proxies**

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the meeting. At the time of printing this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

**Voting Securities and Principal Holders Thereof**

The authorized capital of the Corporation consists of an unlimited number of common shares (the "Common Shares"). As at the date of this Circular, the Corporation had 18,740,561 Common Shares issued and outstanding.

The Corporation shall make a list of all persons who are registered holders of Common Shares on September 15, 2003 (the "Record Date") and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes

that he owns the shares and demands, not later than ten days before the meeting, that his name be included in the list. In such case, the transferee is entitled to vote his shares at the meeting.

The following table shows, as of the date of this Circular, each person who is known to the Corporation, or its directors and officers, to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting.

| Name of Shareholder | Securities Owned, Controlled or Directed | Percentage of Class of Outstanding Voting Securities of the Corporation (1) |
|---|---|---|
| Gammon Lake Resources Inc. | 5,000,000 Common Shares | 26.7% |

Notes:
(1) Based on 18,740,561 Common Shares issued and outstanding as at the date hereof.

## Executive Compensation

### Compensation of Executives

During the twelve months ended April 30, 2003, there was no cash compensation paid by the Corporation to any of the executive officers ($nil – 2002; $nil - 2001). The following table, presented in accordance with the Regulation under the *Securities Act* (Ontario), sets forth all compensation paid to the officers of the Corporation named below (the "Named Executive Officers") during the twelve months ended April 30, 2003, 2002, and 2001. No other executive officers received salary and bonuses in excess of $100,000 in any such periods.

**Summary Compensation Table**

| Name and Principal Position | Year | ANNUAL COMPENSATION | | | LONG TERM COMPENSATION | | | All Other Compensation ($) (2) |
|---|---|---|---|---|---|---|---|---|
| | | Salary ($) | Bonus ($) | Other ($) | Options (#) (1) | Restricted Shares/Units (#) | LTIP Payouts ($) | |
| Eduard H. Ludwig<br>President and Chief Executive Officer | 2003<br>2002 | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil |
| James W. Gemmell<br>President and Chief Executive Officer | 2001 | Nil | Nil | Nil | Nil | Nil | Nil | Nil |

Notes:
(1) Options to purchase Common Shares granted pursuant to the Corporation's Stock Option Plan. See "Executive Compensation - Stock Option Plan".
(2) The aggregate value of all other compensation paid to the Named Executive Officers did not exceed $50,000 or 10% of the total of such officers' respective salary and bonus in any year.

The following table sets forth grants of options made to the Named Executive Officers under the Corporation's Stock Option Plan during the twelve months ended April 30, 2003. See "Executive Compensation - Stock Option Plan".

### Option Grants During the Twelve Months Ended April 30, 2002

| Name | Options Granted (#) | Percentage of Total Options Granted in Fiscal Year (%) | Exercise Price ($/Share) | Market Value of Securities Underlying Options on Date of Grant ($/Share) | Expiry Date |
|---|---|---|---|---|---|
| Eduard H. Ludwig | Nil | N/A | N/A | N/A | N/A |

The following table sets forth information regarding the exercise of options held by the Named Executive Officers during the twelve months ended April 30, 2003 and the aggregate number of outstanding options held by the Named Executive Officers, whether they were exercisable, and the value of such options, in each case as at April 30, 2003.

### Aggregated Option Exercises During the Twelve Months Ended April 30, 2003 and Stock Option Values as at April 30, 2003

| Name | Securities Acquired on Exercise | Aggregate Value Realized | Unexercised Options as at April 30, 2003 Exercisable/Unexercisable | Value of Unexercised in-the-Money Options as at April 30, 2003 Exercisable/Unexercisable |
|---|---|---|---|---|
| Eduard H. Ludwig | Nil | Nil | Nil / Nil | Nil / Nil |

## Compensation of Directors

Directors who are not officers of the Corporation are not currently paid any fees for their services as directors, however, such directors are entitled to receive compensation from the Corporation to the extent that they provide services to the Corporation. Any such compensation is based on rates that would be charged by such directors for similar services to arm's length parties. During the twelve months ended April 30, 2003, no such services were rendered and accordingly, no compensation was paid.

Directors are also entitled to participate in the Corporation's Stock Option Plan and, at the time of joining the board of directors, directors are granted options to purchase Common Shares. During the twelve months ended April 30, 2003, no options to purchase Common Shares were granted to directors. See "Executive Compensation - Stock Option Plan".

## Stock Option Plan

The Corporation maintains a stock option plan (the "Stock Option Plan") for directors, officers, employees and consultants of the Corporation and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Common Shares of the Corporation by the persons who are primarily responsible for the management and profitable growth of the Corporation's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Corporation. A consultant is defined as an individual that is engaged by the Corporation, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Corporation's business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

The Stock Option Plan is administered by the board of directors of the Corporation, who have the authority to determine, among other things, subject to the terms of the plan and the requirements of regulatory authorities having jurisdiction, the terms, limitations, restrictions and conditions respecting the grant of options thereunder.

The Stock Option Plan provides that the maximum number of Common Shares that may be reserved for all purposes under the plan shall be 3,600,000 Common Shares and that the maximum number of Common Shares that may be reserved for issuance to any one insider under the plan and any other share compensation arrangement may not exceed 5% of the issued and outstanding Common Shares at the time of grant (on a non-diluted basis). The plan also provides that the maximum number of Common Shares that may be reserved for issuance to insiders under the plan and any other share compensation arrangement shall not exceed 10% of the Common Shares outstanding at the time of grant (on a non-diluted basis) and the maximum number of Common Shares that may be issued to insiders under the plan or any other share compensation arrangement within a one-year period shall not exceed 10% of the Common Shares outstanding at the time of grant (on a non-diluted) basis.

The board of directors of the Corporation has the authority under the Stock Option Plan to establish the option price at the time each option is granted, which price shall not be less than market price of the Common Shares at the time of grant. Options granted under the Stock Option Plan are exercisable over a period not exceeding five (5) years from the date of grant, subject to earlier termination if the optionee ceases to be an eligible person by reason of termination of employment, retirement, disability or death. The options granted under the plan are not transferable or assignable other than by will or the laws of descent and distribution.

The Stock Option Plan allows the Corporation to make loans or provide guarantees for loans by financial institutions to assist eligible persons under the plan to purchase the Corporation's Common Shares upon the exercise of options granted thereunder. Any loan by the Corporation shall be full recourse to the eligible person to which such loan is made, and shall be secured by the Common Shares purchased with the proceeds of the loan and shall be at rates of interest, if any, and on such other terms as may be determined by the Corporation.

As at the date hereof, there are a total of 3,525,000 options to purchase Common Shares which are outstanding under the Stock Option Plan as indicated below.

| Holder | Date of Grant | Common Shares Under Option (#) | Exercise Price ($/share) | Expiry Date |
|---|---|---|---|---|
| Executive Officers as a group (3 in total) | January 15, 2003 | 720,000 | $0.50 | January 15, 2008 |
| Directors who are not also executive officers, as a group (2 in total) | January 15, 2003<br>February 28, 2003 | 15,000<br>15,000 | $0.50<br>$0.50 | January 15, 2008<br>January 15, 2008 |
| Employees (3 in total) | January 15, 2003 | 2,575,000 | $0.50 | January 15, 2008 |
| Consultants (1 in total) | January 15, 2003 | 200,000 | $0.50 | January 15, 2008 |

*These options were granted in a predecessor of the Corporation. These options became options of the Corporation when it completed a reverse take-over transaction to continue as Mexgold Resources Inc.

**Other Compensation Matters**

There were no long-term incentive awards made to the executive officers of the Corporation during the twelve months ended April 30, 2003. There are no pension plan benefits in place for the Named Executive Officers and none of the Named Executive Officers, senior officers or directors of the Corporation are indebted to the Corporation. In addition, there are no plans in place with respect to the Named Executive Officers for termination of employment or change in responsibilities.

**Compensation Committee**

The Corporation's executive compensation program is administered by the Compensation Committee of the board of directors. The members of the Compensation Committee are Messrs. Bradley H. Langille, Dale M. Hendrick and Ian A. Shaw.

**Compensation Policy**

The executive compensation policy of the Corporation is determined with a view to securing the best possible talent to run the Corporation. Executives expect to reap additional income from the appreciation in value of the Common Shares they hold in the Corporation, including stock options.

Salaries are commensurate with those in the industry with additional options awarded to senior executive officers in lieu of higher salaries. Bonuses may be paid in the future for significant and specific achievements having a strategic impact on the fortunes of the Corporation. Salaries and bonuses are determined on a judgmental basis after review by the board of directors of the contribution of each individual, including the executive officers of the Corporation. Although they may be members of the board of directors, the executive officers do not individually make any decisions with respect to their respective salary or bonus.

In certain cases, bonuses of certain individuals, other than the executive officers, may be tied to specific criteria put in place at the time of engagement.

The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position with and contribution to the Corporation.

The foregoing report is submitted by the board of directors.

**Election of Directors**

The Corporation's articles provide for a minimum of three and a maximum of ten directors, to be elected annually. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the Corporation's by-laws. At the meeting, shareholders will be asked to elect four (4) directors (the "Nominees"). All of the Nominees were directors elected at the special meeting of shareholders of the Corporation held on May 23, 2003.

The following table provides the names of the Nominees and information concerning them. The persons named in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each elected director will hold office until his successor is elected at the next annual meeting of the Corporation, or any adjournment thereof, or until his successor is duly elected or appointed.

| **Name and Municipality of Residence** | **Director Since** | **Office Held** | **Principal Occupation** (1) | **Number of Shares Beneficially Owned Directly or Indirectly** (2) |
|---|---|---|---|---|
| Bradley H. Langille (1) (3) (4)<br>Halifax, Nova Scotia | 2002 | President and Director | Chief Executive Officer, Gammon Lake Resources Inc., a public junior natural resource company with common shares listed on the Toronto Stock Exchange and the American Stock Exchange. | 300,000 |
| Gregory K. Liller (1) (3) (4)<br>Tuscon, Arizona | 2002 | Vice-President Exploration and Director | Vice-President Exploration, Gammon Lake Resources Inc., a public junior natural resource company with common shares listed on the Toronto Stock Exchange and the American Stock Exchange. | 110,000 |
| Dale M. Hendrick, P. Eng.<br>Toronto, Ontario | 2003 | Director | Consulting Geologist | 20,000 |
| Ian A. Shaw, C.A. (1) (3) (4)<br>Toronto, Ontario | 2002 | Director | Business Consultant | 20,000 |

Notes:

(1) All of the directors have held their occupations for the past five years.

(2) The information as to shares beneficially owned or over which the above-named officers and directors exercise control or direction has been furnished by the respective officers and directors individually. Directors also hold options under the Corporation's Stock Option Plan. See "Executive Compensation - Compensation of Directors".

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

**IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.**

## Appointment of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of McGovern, Hurley, Cunningham, LLP, Chartered Accountants, as auditors of the Corporation for the ensuing fiscal year, and to authorize the directors to fix their remuneration. McGovern, Hurley, Cunningham, LLP have been the auditors for the past two fiscal years. John E. Goodwin, F.C.A., Chartered Accountant, was the auditor of the Corporation for the three fiscal years prior to that time.

## Audit Committee

The Corporation is required to have an audit committee. The following directors are members of the audit committee:

Bradley H. Langille
Dale M. Hendrick
Ian A. Shaw

## Corporate Governance

The board of directors has adopted corporate governance practices that comply with the guidelines of the Toronto Stock Exchange (the "TSE"), to the extent applicable. These guidelines suggest that the board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of this overall stewardship responsibility, the board of directors shall assume responsibility for the following matters:

- adoption of a strategic planning process;
- identification of the principal risks of the business and ensuring the implementation of appropriate systems to manage these risks;
- succession planning, including appointing, training and monitoring senior management;
- adoption of a communications policy; and
- ensuring the integrity of internal control and management information systems.

The TSE Guidelines recommend that a majority of the board of directors be composed of a majority of unrelated directors so as to fairly reflect the investment of minority shareholders in the Corporation. The controlling shareholder of the Corporation is Gammon Lake Resources Inc. See "Voting Securities and Principal Holders Thereof." Of the four nominee directors of the Corporation, three are directors and/or officers of Gammon Lake Resources Inc., namely Bradley H. Langille, Gregory K. Liller and Dale M. Hendrick. See "Election of Directors". The Corporation believes that this board composition is appropriate at the current stage of the Corporation's growth which requires a reasonable level of guidance and support from its controlling shareholder.

To further comply with the TSE's guidelines, the board of directors has created a number of committees, including a corporate governance committee, an audit committee, and an executive compensation committee. A majority of the directors on these committees are outside directors who are independent of management.

The corporate governance committee is responsible for developing the Corporation's approach to corporate governance issues and is responsible for the Corporation's application of the governance guidelines published by the regulatory authorities. It will also seek to facilitate the functioning of the board of directors of the Corporation independently of management of the Corporation and to maintain an effective relationship between the board of directors and management of the Corporation. Individual directors are entitled to engage an outside advisor at the expense of the Corporation in the appropriate circumstances, subject to the approval of the corporate governance committee.

The audit committee is responsible for reviewing in detail the Corporation's financial statements and financial reporting and ensuring that management implements and maintains an effective system of internal control.

The executive compensation committee is responsible for establishing executive salaries, benefits and stock option grants. In addition, the executive compensation committee is responsible for proposing to the board of directors new nominees to the board and for assessing directors on an ongoing basis as well as the board as a whole, the committees of the board and the contribution of individual directors. The executive compensation committee is also responsible for providing an orientation and education program for new recruits to the board.

In addition to the particular functions of the various committees of the board of directors, the board of directors as a group, in conjunction with the Chief Executive Officer, are responsible to develop position descriptions for the board and for the Chief Executive Officer, involving the definition of the limits to management's responsibilities. The board of directors shall at all times be responsible for ensuring that the size of the board and its committees is such that they facilitate effective decision-making.

## Conflicts of Interest

Some of the directors and officers of the Corporation also serve as directors and officers of other companies involved in the resource exploration sector. Consequently, there exists a possibility for any such director or officer to be placed in a position of conflict. Each such director or officer is subject to fiduciary duties and obligations to act honestly and in good faith with a view to the best interests of the Corporation.

Similar duties and obligations will apply to such other companies. Thus any future transaction between the Corporation and such other companies will be for bona fide business purposes and approved by a majority of disinterested directors of the Corporation.

## Indebtedness of Officers and Directors to the Corporation

No officer or director of the Corporation was indebted to the Corporation at any time during the twelve months ended April 30, 2003.

## Interest of Insiders in Material Transactions

Except as otherwise disclosed herein, no insider of the Corporation has any interest in material transactions involving the Corporation.

---

The contents and sending of this Circular have been approved by the directors of the Corporation.

**DATED** as of the 15th day of September, 2003.

**(Signed): "Bradley H. Langille"**

**BRADLEY H. LANGILLE – PRESIDENT**

# MEXGOLD RESOURCES INC.

## PROXY

03 OCT 22 7:21

## ANNUAL MEETING OF SHAREHOLDERS

**October 15, 2003**

**THIS PROXY IS SOLICITED BY THE MANAGEMENT OF MEXGOLD RESOURCES INC.**

The undersigned shareholder of Mexgold Resources Inc. (the "Corporation") hereby nominates, constitutes and appoints Bradley H. Langille, President, or failing him, A. Leanne Dowe, Chief Financial Officer, or instead of any of them, ____________________________, as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on the 15th day of October, 2003, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated on the reverse side hereof.

**THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO BELOW.**

**THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.**

**A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.**

**TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE TRANSFER AGENT AT THE ADDRESS INDICATED ON THE ENCLOSED ENVELOPE NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF HOLDING THE MEETING OR ADJOURNMENT THEREOF, OR DELIVERED TO THE CHAIRMAN ON THE DAY OF THE MEETING OR ADJOURNMENT THEREOF.**

The nominees are directed to vote the shares represented by this proxy as follows:

1. To Vote For ____ or to Withhold From Voting _____ in respect of the election of directors proposed by management.

2. To Vote For _____ or to Withhold From Voting _____ in respect of the appointment of McGovern, Hurley, Cunningham, LLP, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration.

3. At the nominee's discretion upon any amendments or variations to matters specified in the notice of the annual meeting or upon any other matters as may properly come before the meeting or any adjournments thereof.

**THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED AT THE MEETING. UNLESS A SPECIFIC INSTRUCTION IS INDICATED, THE SAID SHARES WILL BE VOTED FOR CONFIRMATION AND/OR APPROVAL OF THE MATTERS SPECIFIED IN ITEMS 1 AND 2, BOTH OF WHICH ARE SET FORTH IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR, RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED.**

This proxy revokes and supersedes all proxies of earlier date.

DATED this ________day of________________ , 2003.

PRINT NAME: ________________________________

SIGNATURE:__________________________________

NOTES:

1. This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

2. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.

3. If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of management of the Corporation.

4. Each shareholder who is unable to attend the meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.

03 OCT 22 7:21

# MEXGOLD RESOURCES INC.


**(TSXV: MGR)**
**Cambridge 2, Suite 306**
202 Brownlow Avenue
**Dartmouth, Nova Scotia**
**B3B 1T5**
**www.mexgold.com**

Tel: 902-468-0614
Fax: 902-468-0631


The attached financial statements are the unaudited first quarter financial statements of Seven Clans Resources Ltd. for the three months ended July 31, 2003. Since the end of the first quarter of Seven Clans Resources Ltd., Seven Clans Resources Ltd. has acquired Mexgold Resources Inc. to continue as Mexgold Resources Inc., as previously announced. As a result, Seven Clans Resources Ltd. is now known as Mexgold Resources Inc. and is substantially capitalized with a new mineral exploration property in Mexico and new management. Financial statements for subsequent periods will be financial statements of Mexgold Resources Inc. pursuant to customary reporting for transactions of this sort. The next set of financial statements will be the unaudited second quarter financial statements of Mexgold Resources Inc. for the six months ended October 31, 2003. These statements and all other future statements will be presented on a combined basis showing the results of the acquisition.

September 15, 2003

| BCSC<br>**British Columbia Securities Commission** | **QUARTERLY AND YEAR END REPORT**<br>BC FORM 51-901F<br>(Previously Form 61) |
|---|---|



## INSTRUCTIONS

This report is to be filed by Exchange Issuers within 60 days of he end of their first, second and third fiscal quarters and within 140 days of their year end. "Exchange Issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada.

## ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YYYY / MM / DD |
|---|---|---|
| Seven Clans Resources Ltd. | July 31, 2003 | 2003/09/15 |

| ISSUER ADDRESS |
|---|
| 32 Roxborough Street East |

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX # | ISSUER TELEPHONE # |
|---|---|---|---|---|
| Toronto | Ontario | M4W 1V6 | 416-352-5693 | 416-777-6772 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT'S TELEPHONE # |
|---|---|---|
| Dennis H. Peterson | Director | 416-777-6772 |

| CONTACT'S E-MAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| dhp@petelaw.com | Not applicable |

## CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approv ed by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YYYY / MM / DD |
|---|---|---|
| (Signed): "Eduard H. Ludwig" | Eduard H. Ludwig | 2003/09/15 |
| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YYYY / MM / DD |
| (Signed): "Dennis H. Peterson" | Dennis H. Peterson | 2003/09/15 |

SCHEDULE "A"

# SEVEN CLANS RESOURCES LTD.

## FINANCIAL STATEMENTS

## JULY 31, 2003

SEVEN CLANS RESOURCES LTD.
**BALANCE SHEET**
AS AT

| | July 31, 2003 $ | April 30, 2003 $ |
|---|---|---|
| **ASSETS** | | |
| **CURRENT** | | |
| Cash | 135,593 | 159,294 |
| Sundry recoverable | 5,768 | 4,807 |
| Deposits | 16,000 | 5,000 |
| | 157,361 | 169,101 |
| **LIABILITIES** | | |
| **CURRENT** | | |
| Accounts payable and accrued liabilities | 11,855 | 14,606 |
| **SHAREHOLDERS' EQUITY** | | |
| **CAPITAL STOCK** (Note 4) | 524,942 | 524,942 |
| **(DEFICIT)** | (379,436) | (370,447) |
| | 145,506 | 154,495 |
| | 157,361 | 169,101 |

APPROVED ON BEHALF OF THE BOARD:

Sgd. "Eduard H. Ludwig", Director

Sgd. "Dennis H. Peterson", Director

UNAUDITED

SEVEN CLANS RESOURCES LTD.
**STATEMENT OF OPERATIONS AND DEFICIT**
FOR THE THREE MONTHS ENDED JULY 31

| | 2003<br>$ | 2002<br>$ |
|---|---|---|
| **EXPENSES** | | |
| Transfer agent | 4,603 | 893 |
| Filing fees | 3,129 | |
| Professional fees | 1,500 | 1,000 |
| Office and general | 700 | 29 |
| Interest (revenue) | (943) | (592) |
| **NET LOSS FOR THE YEAR** | 8,989 | 1,330 |
| **DEFICIT**, beginning of period | 370,447 | 240,548 |
| **DEFICIT**, end of period | 379,436 | 241,878 |
| **LOSS PER SHARE** – Basic (Note 5) | 0.00 | 0.00 |
| **WEIGHTED AVERAGE NUMBER OF SHARES** (Note 5) | 8,481,121 | 8,481,121 |

**STATEMENT OF CASH FLOWS**
FOR THE THREE MONTHS ENDED JULY 31

| | 2003<br>$ | 2002<br>$ |
|---|---|---|
| **CASH FLOWS (USED IN) OPERATING ACTIVITIES** | | |
| Net (loss) for the period | (8,989) | (1,330) |
| Changes in non-cash working capital balances: | | |
| (Increase) in sundry recoverable | (961) | (62) |
| (Increase) in prepaid expenses | (11,000) | |
| Increase (decrease) in accounts payable and accrued liabilities | (2,751) | 753 |
| Cash flows (used in) operating activities | (23,701) | (639) |
| (Decrease) increase in cash | (23,701) | (639) |
| Cash, beginning of period | 159,294 | 182,883 |
| Cash, end of period | 135,593 | 182,244 |

UNAUDITED

## 1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the periods ended July 31, 2003 are not necessarily indicative of the results that may be expected for the full year ended April 30, 2004. For further information, see the Company's consolidated financial statements including the notes thereto for the year ended April 30, 2003.

Seven Clans Resources Inc. (the "Company") was incorporated as a private company on October 27, 2000, under the Business Corporations Act (Ontario). Pursuant to a joint management information circular dated August 31, 2001, the Company combined with Skymore Resources Inc. ("Skymore") on January 29, 2002 (see Note 3). The two companies amalgamated on April 30, 2002 under the name Seven Clans Resources Ltd. The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain ore reserves which are economically recoverable. The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the mineral claims, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

## 2. ACCOUNTING CHANGES

***Stock-based compensation***

Effective May 1, 2002, the Company adopted the new recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. This Section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after January 1, 2002.

The Company, as permitted by Section 3870, has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock. . The Company's stock-based compensation plan is described in Notes 4(c).

## 3. BUSINESS ACQUISITION

During the year ended April 30, 2002, the Company combined with Skymore Resources Inc. ("Skymore") to form a single economic entity through a share exchange. The holders of Skymore shares received 1 post-consolidation share for every 3 shares held by them. The current holders of the Company shares received 1.75 post-consolidation shares for each share held by them and certain of these shareholders received 1,500,000 warrants. Each whole warrant entitles the holder to acquire one post-consolidation share of the Company for $0.20 in the two-year period from the effective date of the business combination. In conjunction with the share exchange, a shareholder of Skymore transferred 1,542,613 shares to a director/shareholder of the Company. Creditors, who are also shareholders of each company, received 2,715,250 post-consolidation shares of the Company in settlement of their outstanding debt.

Since the shareholders of the Company as a group owned approximately 57% of the outstanding shares of the combined entity after the private placement and various share exchanges, the Company was identified as the acquirer and the purchase method of accounting applied. Since the acquisition is considered a reverse takeover ("RTO") of Skymore by the Company, the financial statements are a continuation of the financial statements of the legal subsidiary (the "Company") while the capital structure is that of the legal parent ("Skymore").

Continued...

## 3. BUSINESS ACQUISITION (Continued)

Based on the audited January 29, 2002 balance sheet of Skymore, the net assets at estimated fair value that were combined with the Company are as follows:

| | |
|---|---|
| Working capital (deficiency) | $ (53,715) |
| Long-term debt | (160,252) |
| | $ (213,967) |

The fair market value of Skymore's liabilities exceeds its assets by $213,967, which effectively represents the cost of obtaining a CDNX listing. This deficiency associated with the RTO is charged to deficit as a capital transaction concurrently with the completion of the business combination.

## 4. CAPITAL STOCK

The capital stock is as follows:

### Legal Parent

a) **Authorized:**
Unlimited number of common shares

b) **Issued:**
8,481,121 common shares

Transactions during the year are as follows:

| | Common Shares # | Amount $ |
|---|---|---|
| Balance of capital stock of legal parent (Skymore), April 30, 2001 | 6,797,613 | 534,761 |
| Share consolidation - 3 for 1 | (4,531,742) | - |
| RTO combination adjustment to adjust the capital stock amount to that of Seven Clans, prior to RTO | - | (318,760) |
| | 2,265,871 | 216,001 |
| Elimination of tax effect of flow-through shares as a result of amalgamation with Skymore | - | 34,000 |
| Shares issued to Skymore and Company creditors | 2,715,250 | 274,941 |
| Additional shares upon the business acquisition which is accounted for as an RTO (Note 3): | | |
| Shares issued to Seven Clans Resources Inc. shareholders | 3,500,000 | - |
| Balance, April 30, 2003 and July 31, 2003 | 8,481,121 | 524,942 |

### Legal Subsidiary

Prior to the business combination, Seven Clans Resources Inc. had issued the following common shares:

| Common shares | Issued # | Amount $ |
|---|---|---|
| Shares issued at incorporation on October 27, 2000 | 750,000 | 1 |
| Shares issued for cash | 850,000 | 170,000 |
| Flow-through shares issued for cash | 400,000 | 80,000 |
| Tax effect of renouncing 2000 expenditures | - | (34,000) |
| Balance outstanding at January 29, 2002 | 2,000,000 | 216,001 |

Continued...

## 4. CAPITAL STOCK (Continued)

### c) Stock options

The Company has created a management stock option plan (the "Plan") under which the Company can issue 1.4 million common shares. The options are non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements. Each grant of options under the Plan is subject to a vesting schedule whereby the number of shares which may be acquired upon exercise of options is limited to one third in each of the first, second and third years from the date of grant. As at July 31, 2003, there were no options issued and outstanding.

### d) Share purchase warrants

As at July 31, 2003, the Company has issued and outstanding 1,500,000 warrants (Note 3). Each warrant entitles the holder to purchase one common share of the Company for $0.20 per share until November 20, 2003. A summary of the outstanding warrants is as follows:

| | Number of Warrants # | Exercise Price $ |
|---|---|---|
| Warrants issued during the year ended April 30, 2002, being balance, April 30, 2003 and July 31, 2003 | 1,500,000 | 0.20 |

## 5. LOSS PER SHARE

The existence of warrants affects the calculation of loss per share on a fully diluted basis. As the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share has not been presented.

The weighted average number of shares for the period ended July 31, 2001 has been restated to reflect the 3 to 1 share consolidation that occurred during the year ended April 30, 2002.

## 6. FUTURE INCOME TAX LIABILITY

The Company utilizes the asset and liability method of accounting for incomes taxes.

### (a) Provision for Income Taxes

Major items causing the Company's income tax rate to differ from the federal statutory rate of 39.0% (April 30, 2003 – 39.0%) were as follows:

| | July 31, 2003 $ | April 30, 2003 $ |
|---|---|---|
| (Loss) before taxes: | (8,989) | (129,899) |
| Expected income tax recovery based on statutory rate | (3,506) | (50,660) |
| Increase (decrease) resulting from: | | |
| Non-deductible expenses: | | |
| Write off of incorporation costs | - | - |
| Write down of mineral properties and deferred Exploration expenditures | | 40,572 |
| Current year valuation allowance | 3,506 | 10,088 |
| | - | - |

Continued...

## 6. FUTURE INCOME TAX LIABILITY (Continued)

(b) **Future Tax Balances**

The tax effects of temporary differences that give rise to future income tax assets at July 31, 2003 are as follows:

| | 2003<br>$ | 2002<br>$ |
|---|---|---|
| Future income tax assets: | | |
| Interest in mineral properties and deferred exploration expenditures | 207,700 | 181,000 |
| Non-capital loss carry forwards | 69,100 | 63,900 |
| Incorporation costs | 400 | 400 |
| Valuation allowance | (277,200) | (245,300) |
| | - | - |

As at July 31, 2003, the Company had available for deduction against future taxable income, non-capital losses of approximately $177,200 which, if unutilized, begin to expire in 2005. The Company has approximately $142,800, $112,600, and $277,200 of Canadian development expenses, Canadian exploration expenditures, and foreign exploration and development expenses respectively, as at July 31, 2003 which, under certain circumstances, may be utilized to reduce taxable income of future years. The potential income tax benefit of these losses has not been recognized in the accounts.

## 7. SUBSEQUENT EVENTS

(i) The Company has entered into a letter of intent dated January 15, 2003 to acquire all of the issued and outstanding shares and warrants of Mexgold Resources Inc. ("Mexgold Resources"), subject to shareholder approval and approval by the TSX Venture Exchange (the "TSXV"). Mexgold Resources is a private junior natural resource issuer which holds a 100% interest in a single gold and base metal mineral exploration property, known as the "Guadalupe Gold-Silver Project", located in Mexico. Mexgold Resources is incorporated in Ontario and is arms' length to the Company and its management. Pursuant to the policies of the TSXV, this acquisition is characterized as a "reverse take-over" or "RTO". As such, the RTO must meet the conditions of a new listing on the Exchange for working capital, historical property expenditures and related matters, and it must be approved by the shareholders of the Company and the TSXV before it may be completed. In addition to shareholder and regulatory approval for the acquisition of Mexgold Resources, shareholder approval will be sought for a change of the name of the Company to Mexgold Resources Inc. and certain other matters. The effect of the RTO is to reorganize the Company so that the shareholders of Mexgold Resources become shareholders of the Company and the exploration of Mexgold Resources' property interests is carried out through a public company. Pursuant to the RTO, the shareholders of Mexgold Resources will control the Company. Concurrent with the closing of the RTO transaction, a private placement will be completed to fund exploration and working capital, and the nominees of Mexgold Resources will become the management of the reorganized public company formerly known as Seven Clans Resources Ltd. Details of these steps were disclosed in an information circular which was mailed to shareholders and filed with regulators.

(ii) On April 25, 2003, the Company announced that the acquisition of Mexgold Resources Inc. had received conditional approval of the TSX Venture Exchange. Shareholders of the Company approved the transaction on May 23, 2003.

Continued...

## 8. FUTURE INCOME TAX LIABILITY

The Company utilizes the asset and liability method of accounting for incomes taxes.

**(a) Provision for Income Taxes**

Major items causing the Company's income tax rate to differ from the federal statutory rate of 39% (2002 – 40%) were as follows:

| | 2003<br>$ | 2002<br>$ |
|---|---|---|
| (Loss) before taxes: | (129,899) | (26,581) |
| Expected income tax recovery based on statutory rate | (50,660) | (10,632) |
| Increase resulting from: | | |
| Non-deductible expenses: | | |
| Write off of incorporation costs | - | 205 |
| Write down of mineral properties and deferred exploration expenditures | 40,572 | - |
| Current year valuation allowance | 10,088 | 10,427 |
| | - | - |

**(b) Future Tax Balances**

The tax effects of temporary differences that give rise to future income tax assets and liabilities at April 30, 2003 were as follows:

| | 2003<br>$ | 2002<br>$ |
|---|---|---|
| Future income tax assets (liabilities): | | |
| Interest in mineral properties and deferred exploration expenditures | 207,700 | 181,000 |
| Non-capital loss carry forwards | 65,600 | 63,900 |
| Incorporation costs | 400 | 400 |
| Valuation allowance | (273,700) | (245,300) |
| Future income tax asset (liability) | - | - |

As at April 30, 2003, the Company had available for deduction against future taxable income, non-capital losses of approximately $168,300 which, if unutilized, begin to expire in 2004. The Company has approximately $162,800, $92,700, and $277,200 of Canadian development expenses, Canadian exploration expenditures, and foreign exploration and development expenses respectively, as at April 30, 2003 which, under certain circumstances, may be utilized to reduce taxable income of future years. The potential income tax benefit of these losses has not been recognized in the accounts.

## 9. FINANCIAL INSTRUMENTS

**Fair Value**

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Continued...

The carrying amounts for cash and short-term investments, sundry recoverable, and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments.

## 10. SUBSEQUENT EVENTS

(i) The Company has entered into a letter of intent dated January 15, 2003 to acquire all of the issued and outstanding shares and warrants of Mexgold Resources Inc. ("Mexgold Resources"), subject to shareholder approval and approval by the TSX Venture Exchange (the "TSXV"). Mexgold Resources is a private junior natural resource issuer which holds a 100% interest in a single gold and base metal mineral exploration property, known as the "Guadalupe Gold-Silver Project", located in Mexico. Mexgold Resources is incorporated in Ontario and is arms' length to the Company and its management. Pursuant to the policies of the TSXV, this acquisition is characterized as a "reverse take-over" or "RTO". As such, the RTO must meet the conditions of a new listing on the Exchange for working capital, historical property expenditures and related matters, and it must be approved by the shareholders of the Company and the TSXV before it may be completed. In addition to shareholder and regulatory approval for the acquisition of Mexgold Resources, shareholder approval will be sought for a change of the name of the Company to Mexgold Resources Inc. and certain other matters. The effect of the RTO is to reorganize the Company so that the shareholders of Mexgold Resources become shareholders of the Company and the exploration of Mexgold Resources' property interests is carried out through a public company. Pursuant to the RTO, the shareholders of Mexgold Resources will control the Company. Concurrent with the closing of the RTO transaction, a private placement will be completed to fund exploration and working capital, and the nominees of Mexgold Resources will become the management of the reorganized public company formerly known as Seven Clans Resources Ltd. Details of these steps were disclosed in an information circular which was mailed to shareholders and filed with regulators.

(ii) On April 25, 2003, the Company announced that the acquisition of Mexgold Resources Inc. had received conditional approval of the TSX Venture Exchange. Shareholders of the Company approved the transaction on May 23, 2003.

**SCHEDULE "B"**

**SEVEN CLANS RESOURCES LTD.**

**SUPPLEMENTARY INFORMATION**

**FOR THE THREE MONTHS ENDED JULY 31, 2003**

**1. ANALYSIS OF EXPENSES AND DEFERRED COSTS**

During the three months ended July 31, 2003, the expenses incurred by the Corporation related to various transfer agent and professional fees, as well as office and general expenses. These expenses were offset by interest revenue in the amount of $943. Details of these ex penses are as follows:

BREAKDOWN OF EXPENSES

| | | $ |
|---|---|---|
| Transfer agent | | 4,603 |
| Filing fees | | 3,129 |
| Professional fees | | 1,500 |
| Office and general | | 700 |
| Interest (revenue) | | (943) |
| | Total | 8,989 |

There were no mineral property expenditures or writedowns during the period. The Corporation has not been active on its properties and has no plans for further exploration on its properties in light of its pending business combination with Mexgold Resources Inc. See Schedule C – "Management Discussion and Analysis for the Three Months Ended July 31, 2003".

**2. RELATED PARTY TRANSACTIONS**

There were no related party transactions during the three months ended July 31, 2003.

**3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD**

(a) There were no common shares issued during the three months ended July 31, 2003.

(b) There were no options granted during the three months ended July 31, 2003.

**4. SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD**

(a) The authorized share capital of the Corporation consists of an unlimited number of common shares. The common shares are without nominal or par value. Each common share ranks equally with all other common shares with respect to dissolution, liquidation or winding-up of the Corporation and payment of dividends. The holders of common shares are entitled to one vote for each share held of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Corporation out of funds legally available therefor and to receive pro rata the remaining property of the Corporation on dissolution. The holders of common shares have no pre-emptive or conversion rights. The rights attaching to the common shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

(b) A total of 8,481,121 common shares ($524,942) w ere issued and outstanding as at July 31, 2003.

(c) As at July 31, 2003, there were no options outstanding and a total of 1,500,000 common share purchase warrants outstanding. Each whole common share purchase warrant entitles the holder to acquire one common share for $0.20 per share until Nov ember 20, 2003.

(d) As at July 31, 2003, there were no common shares of the Corporation subject to escrow or pooling agreements other than a total of 4,820,503 common shares which are subject to the escrow policies of the Canadian Venture Exchange.

5. The directors and officers of the Corporation as at July 31, 2003 are as follows:

| Name | Position |
|---|---|
| Eduard H. Ludwig | President and Director |
| Dennis H. Peterson | Director |
| Ian A. Shaw | Director |

**SCHEDULE "C"**

**SEVEN CLANS RESOURCES LTD.**

**MANAGEMENT DISCUSSION AND ANALYSIS**
**FOR THE THREE MONTHS ENDED JULY 31, 2003**

## DESCRIPTION OF BUSINESS

The Corporation, formerly known as "Skymore Resources Inc.", completed a reorganization pursuant to which it consolidated its common shares on a three to one basis, acquired all of the issued and outstanding common shares of Seven Clans Resources Inc., a private junior natural resource issuer, in exchange for 3,500,000 post-consolidation common shares and common share purchase warrants to acquire 1,500,000 post consolidation common shares of the Corporation, and changed the name of the Corporation to its current form of name. In addition, as part of the reorganization, certain shares of former management of the Corporation were acquired by new management and a total of 2,715,250 post-consolidation common shares of the Corporation were issued in settlement of substantially all of the outstanding debt of the Corporation and Seven Clans Resources Inc. Both the reorganization and the debt settlement were undertaken by management to enhance the shareholder value of the Corporation by facilitating future financings and the undertaking of new ventures.

The Corporation has two resource properties, a primary property located in Ontario and a secondary property located in British Columbia. The Corporation currently has no revenues from mineral producing operations. These properties are early stage exploration properties. Activities of the Corporation include acquiring mineral properties and conducting exploration programs. The Corporation has not been active on its properties and has no plans for further exploration on its properties in light of its pending business combination with Mexgold Resources Inc. See Schedule C – "Management Discussion and Analysis for the Three Months Ended July 31, 2003".

The Sunshine Lake Property is located near Dryden in northwestern Ontario and covers a total area of approximately 3,184 hectares. The Corporation acquired its 50% interest in the Sunshine Lake property through an aggregate expenditure of $100,000 in 2000 and 2001. A joint venture has been formed for the further exploration of the property. A $200,000 budget has been proposed in which Goldeye Explorations Limited ("Goldeye"), the other 50% interest property owner, provides the first $100,000 of expenditures after which Goldeye and the Corporation contribute equally. Geologically the property is situated along the paleo-surface of an ancient volcano. This geological environment is considered to be highly favourable for the formation of base metal-rich volcanogenic massive sulphide deposits. Proximity to the Manitou Straits Fault and the presence of untested splay faults imparts an opportunity to discover gold mineralization on the claims. In addition, large "gabbroic" intrusions south of Sunshine Lake may host platinum group element ("PGE") mineralization. Previous work on the property includes geological mapping, geophysical surveying and limited geochemical soil and rock sampling on the Sunshine grid. Results of this work include the discovery of two gold mineralization targets, three base metal targets and two PGE targets. Geophysical surveys including electromagnetic, magnetic and induced polarization surveys delineated four geophysical targets interpreted to be potential sites for base metal massive sulphide mineralization. The Uphill grid has received a preliminary geological appraisal in the search for the bedrock source of massive sulphide boulders. The balance of the property (approximately 164 claim units, 2,624 ha) has not been explored in detail and contains additional base metal and PGE mineralization potential. The Corporation has written off all deferred exploration expenditures relating to the Sunshine Lake Property. The Corporation has not been active on its properties and has no plans for further exploration on its properties in light of its pending business combination with Mexgold Resources Inc. See Schedule C – "Management Discussion and Analysis for the Three Months Ended July 31, 2003".

The Blackcock Property is located in the Kootenay District of the Nelson Mining Division in the Province of British Columbia. Skymore currently has one resource property located in the Kootenay District of the Nelson Mining Division, British Columbia. The property consists of two claims known as the "Blackcock Claim" and the "Ynot Fraction Claim" (the "Claims"). The Claims are subject to a royalty equal to 4% of the gross value of all minerals, ores, metals, concentrates or materials recovered, produced or derived from the Claims. The Claims are located 9.7 kilometers northeast of Ymir, British Columbia on Wildhorse Creek. Although limited work has been done on the Claims since they were located in 1896, most of the recorded production of 2,881 tons occurred in 1936 and 1941. Grades were: gold 0.36 oz/ton, silver 1.08oz/ton, lead 1.65%, zinc 1.41%. In 1988 a previous property owner completed a program of cross cutting on the 1,000 meter level in the old workings. Nine holes were completed at a reported expenditure of $1,044,747, and small high grade vein systems were uncovered. The area is underlain by granodiorite of the middle to late Jurassic Nelson Intrusions. Argillite of the Lower Jurassic Ymir Group occurs as a roof pendent within the Nelson Batholith and is cross cut by the O'Hara adit. A small drill program was carried out in 1994 at an approximate cost of $44,200 consisting of 7 short drill holes totaling 1,813 ft. While the drilling indicated a small low grade zone it effectively closed the downward extension of the Blackcock zone to the O'Hara level. The

potential for additional vein systems has not been tested on the property. As a result of the limited potential of the British Columbia property and weakness in the junior resource capital markets, no source of funding has been found for exploration on this property. Management is currently assessing whether to attempt to finance further work on the British Columbia property, or joint venture or sell the property. For these reasons, the carrying value of the historical exploration expenditures on this property in the amount of $257,594 were written-off to $nil prior to the recent reorganization of the Corporation.

**DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION**

*Analysis of Expenses and Deferred Costs*

During the three months ended July 31, 2003, the Corporation incurred a net loss of $8,989, compared to a net loss of $1,330 during the three months ended July 31, 2002. The net loss for the period includes a recovery of interest revenue in the amount of $943 (2002 - $592). Before these items, the loss for the three months ended July 31, 2003 was $9,932 (2002 - $1,922). The net loss during the period before writedowns and interest revenue was mainly attributable to various professional and transfer agent fees, and office and general expenses, and is substantially higher than the prior period. These categories of costs have been increased in support of the pending business combination with Mexgold Resources Inc. as described under, "Subsequent Ev ents".

The Corporation has written off all deferred exploration expenditures relating to it mineral exploration properties in prior periods since the Corporation has no plans for further exploration on its properties in light of its pending business combination with Mexgold Resources Inc. See "Subsequent Events".

*Related Party Transactions*

There were no related party transactions during the three months ended July 31, 2003.

*Net Losses*

The Corporation has incurred net losses in current and prior periods, due mainly to mineral property write-downs and various general and administrative expenses. The Corporation anticipates losses will continue during the next several years as is typical in the junior resource exploration industry. Losses were substantially higher for the three months ended July 31, 2003 as expenditures were made in support of the pending business combination with Mexgold Resources Inc. as described under, "Subsequent Ev ents".

*Risks and Uncertainties*

The mineral exploration business is risky and most exploration projects will not become mines. The Corporation may offer other mining companies the opportunity to acquire interests in any of its mineral assets in return for funding by such companies of all or part of the exploration and development of such assets. For the funding of any property acquisitions or exploration conducted by the Corporation, the Corporation depends on the issue of shares from treasury to investors. Such financing will depend, in turn, on various factors, such as a positive mineral exploration climate, positive stock market conditions, a company's track record and the experience of management. If such financing is unable for any reason, the Corporation may become unable to retain its mineral interests and carry out its business plan.

The Corporation's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In addition, the profitability of any prospect is directed by the market for minerals, which is influenced by many factors including changing production costs, supply and demand, inflation, and the political env ironment.

The Corporation's success is dependent on the knowledge and expertise of its management and employees and their ability to identify and advance attractive exploration projects and targets. The competition for highly qualified personnel is strong and there is no guarantee that the Corporation will be able to retain or attract such personnel.

*Investor Relations*

Members of management of the Corporation all participate in a limited investor relations program. The Corporation has no arrangements for external promotional activities and costs allocated to investor relations are comprised mainly of promotional expenses incurred by members of management.

**SUBSEQUENT EVENTS**

There are no significant events or transactions that occurred subsequent to July 31, 2003.

The Corporation has entered into a letter of intent dated January 15, 2003 to acquire all of the issued and outstanding shares and warrants of Mexgold Resources Inc. ("Mexgold Resources"), subject to shareholder approval and approval by the TSX Venture Exchange (the "TSXV"). Mexgold Resources is a private junior natural resource issuer which holds a 100% interest in a single gold and base metal mineral exploration property, known as the "Guadulupe Gold-Silver Project", located in Mexico. Mexgold Resources is incorporated in Ontario and is arms' length to the Corporation and its management. Pursuant to the Policies of the TSXV, this acquisition is characterized as a "reverse take-over" or "RTO". As such, the RTO must meet the conditions of a new listing on the Exchange for working capital, historical property expenditures and related matters, and it must be approved by the shareholders of the Corporation and the TSXV before it may be completed. In addition to shareholder and regulatory approval for the acquisition of Mexgold, shareholder approval will be sought for a change of the name of the Corporation to Mexgold Resources Inc., and certain other matters. The effect of the RTO is to reorganize the Corporation so that the shareholders of Mexgold become shareholders of the Corporation and the exploration of Mexgold's property interests is carried out through a public company. Pursuant to the RTO, the shareholders of Mexgold will control the Corporation. Concurrent with the closing of the RTO transaction, a private placement will be completed to fund exploration and working capital, and the nominees of Mexgold will become the management of the reorganized public company formerly known as Seven Clans. Details of these steps were disclosed in an information circular dated March 31, 2003 and were approved by shareholders on May 23, 2003. The transaction has received conditional approval of the TSXV and is expected to close on or before September 30, 2003.

**FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES**

The Corporation currently has no plans to raise further funds as it has sufficient funds on hand for its corporate purposes at the present time. The Corporation has no requirements to incur exploration expenditures on its Sunshine Lake Property, as the next $100,000 of expenditures is the responsibility of its joint venture partner, Goldeye. The Corporation owns the Blackcock Claims and therefore has no funding obligations other than the yearly payment of a nominal amount of mining taxes. In any event, the Corporation has no plans for further exploration on its properties in light of its pending business combination with Mexgold Resources Inc. See "Subsequent Events". The Corporation expects to close it business combination with Mexgold Resources Inc. as described under, "Subsequent Events", and pursue exploration on the Guadulupe Gold-Silver Project, whereupon a substantial financing will be completed as part of that business combination.

**LIQUIDITY AND SOLVENCY**

Working capital was $145,506 as at July 31, 2003. The Corporation had a deficit in the amount of $379,436 as at July 31, 2003, compared to a deficit in the amount of $370,447 as at July 31, 2002. The Corporation's future financial success will be dependent upon its ability to raise additional capital from the issue of treasury shares, the discovery and development of a body of commercial ore, or the undertaking of a new business. This may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Corporation does not expect to receive significant income from its existing assets in the foreseeable future. Historically, the Corporation's capital needs have mainly been met by equity financing. The Corporation expects to close it business combination with Mexgold Resources Inc. as described under, "Subsequent Events", and pursue exploration on the Guadulupe Gold-Silver Project, whereupon a substantial financing will be completed as part of that business combination.

**MEXGOLD RESOURCES INC.**
**(formerly Seven Clans Resources Ltd.)**
**MATERIAL CHANGE REPORT UNDER SECTION 75(2)**
**OF THE ONTATIO SECURITIES ACT, SECTION 118(1)**
**OF THE ALBERTA SECURITIES ACT AND SECTION 67(1)**
**OF THE BRITISH COLUMBIA SECURITES ACT**



1. Reporting Issuer

Principal Address:

202 Brownlow Avenue
Suite 306, Cambridge 2
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

September 16, 2003

3. Publication of Material Change

The press release attached as Schedule "A" was released over the CCN Matthews news wire service on September 16, 2003.

4. Filing of Material Change

Mesgold Resources Inc. is a reporting issuer in Alberta, British Columbia and Ontario. The common shares of Mexgold Resources Inc. are listed for trading on the TSX Venture Exchange under the trading symbol, "MGR".

This material change report has been filed with the Ontario Securities Commission, Alberta Securities Commission and the British Columbia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 75(4) of the Ontario Securities Act, Section 118(3) of the Alberta Securities Act and Section 67(2) of the British Columbia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Mexgold Resources Inc. may be contacted for additional information:

Bradley H. Langille
President
Mexgold Resources Inc.
202 Brownlow Avenue
Suite 306, Cambridge 2
Dartmouth, Nova Scotia
B3B 1T5
tel: 902-468-0614
fax: 902-468-0631

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 16th day of September, 2003.

Sgd. " Bradley H. Langille"

______________________________
President – Mexgold Resources Inc.

Skymore/RTO.Mexico/MCR.Sept.16.03

**MEXGOLD RESOURCES INC.**
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.mexgold.com
TSXV: MGR

Press Release 01-2003 September 16, 2003

# MEXGOLD RESOURCES INC. TO BEGIN TRADING ON SEPTEMBER 18, 2003

### Mexgold Announces Completion of Acquisition and Reorganization

Mexgold Resources Inc. (TSXV: MGR) (formerly Seven Clans Resources Ltd.) is pleased to announce that it has completed the acquisition of Mexgold Resources Inc. and related reorganization steps as disclosed in its information circular dated March 31, 2003. The common shares of Mexgold are scheduled to be listed for trading on the TSX Venture Exchange on September 18, 2003 under the trading symbol, "MGR".

As a result of the reorganization, which was approved by shareholders on May 23, 2003, new management have been appointed, the existing shares were consolidated on a 2:1 basis, the name of the Corporation was changed to Mexgold Resources Inc. from Seven Clans Resources Ltd., a resource exploration property was acquired and certain other related matters were adopted.

The President of Mexgold is Bradley H. Langille and the directors are Bradley H. Langille, Gregory K. Liller, Dale M. Hendrick and Ian A. Shaw.

"Today is a great day for us. It is the first step toward establishing a strong, powerful and pioneering junior resource Exploration Company", commented Bradley H. Langille, President of Mexgold. Mr. Langille added, "We are excited about an aggressive exploration program at the Guadalupe gold/silver project and the interpretation this will have on share value as Mexgold enters the public market."

Mexgold has 18,740,561 shares issued and outstanding of which 29.1% are owned by insiders and are subject to escrow conditions imposed by the TSXV. The largest shareholder of Mexgold is Gammon Lake Resources Inc. (TSE: GAM: AMEX: GRS), which owns 5,000,000 common shares representing 26.7% of the issued and outstanding shares. Mexgold has working capital of approximately $3,000,000, which includes the proceeds of a $2.25 million financing completed prior to the reorganization to satisfy a condition of the TSXV to complete a financing of $2.0 million.

Mexgold Resources owns a 100% interest in a single gold and silver mineral exploration property in the Republic of Mexico, known as the "Guadalupe Gold-Silver Project". The Guadalupe Gold-Silver Project is located in Sierra Madre Occidental physiographic province (See Figure 1), approximately 300 kilometres southwest of the city of Chihuahua and 200 kilometres west of the city of Hidalgo de Parral. The project is comprised of five mining titles totalling approximately 439.24 hectares.

**'Continued on Page 2'**


Guadalupe
y Calvo

Figure 1: The Guadalupe y Calvo project is located in Sierra Madre Occidental physiographic Province

A report by Pincock Allen & Holt ("PAH"), a firm of independent Qualified Persons as defined by National Instrument 43-101 adopted by Canadian Securities Administrators, describes the regional and local geology, geophysics and geochemistry and results of previous limited exploration and **concludes that the Guadalupe Gold-Silver Project contains a mineral resource that is worthy of exploration. The tonnage and grade of this inferred resource estimate is 11,800,000-tonnes containing 1,077,000-ounces of gold and 45,600,000-ounces of silver or 1,780,000-ounces of gold equivalent at a 65:1 silver to gold ratio. Average grade from historic work is 2.84-g/t gold and 120-g/t silver**. This estimate does not address other mineralized structures and potential for significant strike extensions that are known to be present within the Guadulupe Gold-Silver Project boundaries. Successful exploration results in any of these areas could significantly enhance overall project potential.

**PAH has recommended a 40-drill hole exploration program along with field mapping and geochemical sampling for a total cost of USD $555,000. The first stage of exploration will consist of two phases drilling program. For the first stage of exploration at Guadalupe y Calvo diamond core drilling methods will be employed with the over all program budgeted at 4800-meters. This phase one will consist of 20 holes designed to test both the near surface and deep high grade targets. After the results of these holes have been analyzed an additional 20 holes will be drilled. Environmental and surface use permitting is nearing completion and drilling will commence upon receipt (expected in October).**

Mr. Clancy J. Wendt of Pincock Allen & Holt is the "qualified person" for the purposes of the above technical information pursuant to National Instrument 43-101.

**'Continued on Page 3'**

Mexgold Resources Inc. is a Nova Scotia based mineral exploration Company with a 100% interest in the Guadalupe Gold-Silver Project located in Mexico. The Company's website is www.mexgold.com. Shares of the Company trade on the TSX Venture Exchange under the symbol MGR. For additional information please contact Mr. Bradley Langille, President, at (902) 468-0614.

**CAUTIONARY STATEMENT**

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Mexgold, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Mexgold's expectations are exploration risks detailed herein and from time to time in the filings made by Mexgold with securities regulators.

**MEXGOLD RESOURCES INC.**
**(formerly Seven Clans Resources Ltd.)**
**MATERIAL CHANGE REPORT UNDER SECTION 75(2)**
**OF THE ONTATIO SECURITIES ACT, SECTION 118(1)**
**OF THE ALBERTA SECURITIES ACT AND SECTION 67(1)**
**OF THE BRITISH COLUMBIA SECURITES ACT**



1. Reporting Issuer

Principal Address:

202 Brownlow Avenue
Suite 306, Cambridge 2
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

September 24, 2003

3. Publication of Material Change

The press release attached as Schedule "A" was released over the CCN Matthews news wire service on September 24, 2003.

4. Filing of Material Change

Mesgold Resources Inc. is a reporting issuer in Alberta, British Columbia and Ontario. The common shares of Mexgold Resources Inc. are listed for trading on the TSX Venture Exchange under the trading symbol, "MGR".

This material change report has been filed with the Ontario Securities Commission, Alberta Securities Commission and the British Columbia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 75(4) of the Ontario Securities Act, Section 118(3) of the Alberta Securities Act and Section 67(2) of the British Columbia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Mexgold Resources Inc. may be contacted for additional information:

Bradley H. Langille
President
Mexgold Resources Inc.
202 Brownlow Avenue
Suite 306, Cambridge 2
Dartmouth, Nova Scotia
B3B 1T5
tel: 902-468-0614
fax: 902-468-0631

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 24th day of September, 2003.

Sgd. " Bradley H. Langille"

President – Mexgold Resources Inc.

Skymore/RTO.Mexico/MCR.Sept.24.03

News release via Canada NewsWire, Halifax 902-422-1411

Attention Business Editors:
Mexgold announces 10,000-metre drill program to expand and upgrade 1.78-mil. oz. inferred gold-equiv. resource at Guadalupe y Calvo Gold/Silver project.

TSXV: MGR

DARTMOUTH, NS, Sept. 24 /CNW/ - Mexgold Resources Inc. (TSX-V: MGR) will start a first-phase 10,000-metre drill program before Oct. 1 at its 100%-owned Guadalupe y Calvo Gold/Silver project in Chihuahua State, Mexico (see Figure 1).

Focus of the 40-hole program will be to upgrade the Project's currently defined 1.78-million ounce gold-equivalent resource, and to expand the known high-grade resource by drilling up to 200-metres below the previous 200-250-metre depth limits of known high-grade gold/silver deposits. The program will also test additional high-grade structures at the Property that have had little historical work.

High-grade results produced by past mining at the Rosario and Nankin structures stopped at the water table at a depth of 200-250 metres, where, (Pertenencia zone) as an example, 15-metres of tunnel along the structure graded 36.1 g/t gold and 587 g/t silver, for gold-equivalent grade of 45.1 grams. The high-grade structures at the project are believed to have vertical elevations of at least 500-metres.

Historic production at Guadalupe y Calvo for the years 1835-1940 had been estimated at 2-million ounces of gold and 28-million ounces of silver, at estimated production grades of 37 g/t gold and 870 g/t silver.

The first-phase exploration program has been specifically designed to test underground extensions of known deposit areas, as well as underground extensions of areas which have already produced strong results from reverse circulation drill holes, underground jackleg samples and underground drift and crosscut samples.

Drilling will be undertaken on the following structures: Rosario structure, in the area of the Pertenencia zone, Zorrilla zone and the San Francisco zone (see figure 2), also the Nankin zone will be drill tested (see figure 3). The Company intends to follow up with additional drill programs and the results of this current phase of drilling will be used in the design of the next phase of drilling.

Click below to view a topographical map showing the Guadalupe y Calvo gold/silver project (figure 1).
http://www.mexgold.com/download_press_release/press_2003/press_2_2003.pdf

Drilling and underground sampling to date on the Guadalupe y Calvo project has yielded both near surface bulk tonnage and high-grade underground resources amenable to both surface and underground mining methods. The current resource on the 100%-owned Guadalupe y Calvo project is shown in the table below.

<<

Guadalupe y Calvo Gold/Silver Project
Estimate of Resource Potential

Rosario Bulk Tonnage
(at 75% of Available Tonnes)

| Tonnes | Gold g/t | Gold Ounces | Silver g/t | Silver Ounces | Gold-Equiv. Ounces |
|---|---|---|---|---|---|
| 10,700,000 | 1.6 | 566,000 | 96 | 33,100,000 | 1,080,000 |

Rosario Underground

(at 33% of Available Tonnes)

| | | | | | |
|---|---|---|---|---|---|
| 700,000 | 18.5 | 393,000 | 435 | 9,200,000 | 530,000 |

Rosario Subtotal

| | | | | | |
|---|---|---|---|---|---|
| 11,400,000 | | 959,000 | | 42,300,000 | 1,610,000 |

Nankin Underground
(at 33% of Available Tonnes)

| | | | | | |
|---|---|---|---|---|---|
| 400,000 | 9.25 | 118,000 | 260 | 3,300,000 | 170,000 |

Total Rosario and Nankin Structures

| Tonnes | Gold g/t | Gold Ounces | Silver g/t | Silver Ounces | Gold-Equiv. |
|---|---|---|---|---|---|
| 11,800,000 | 2.84 | 1,077,000 | 120 | 45,600,000 | 1,780,000 |

Note: Gold equivalent values are based on 65 grams of silver (equal sign) 1 gram of gold, calculated on a gold price of US $300 and silver price of US $4.61.

Click below to view the Pertenencia zone, Zorrilla zone and the San Francisco zone (figure 2).
http://www.mexgold.com/download_press_release/press_2003/press_2_2003.pdf

Click below to view the Nankin Long Section (figure 3).
http://www.mexgold.com/download_press_release/press_2003/press_2_2003.pdf

Figure 3

Below is a table outlining past drill results from eight reverse circulation drill holes.

Guadalupe y Calvo - Summary of Augusta Drill Hole Intercepts

| Vein | From (m) | To (m) | Interval (m) | Gold (g/t) | Silver (g/t) | Gold-Equiv. g/t |
|---|---|---|---|---|---|---|
| Nankin | 76.2 | 79.2 | 3.0 | 12.93 | 154 | 15.3 |
| Rosario | 9.1 | 30.5 | 21.3 | 2.05 | 72 | 3.2 |
| includes | 24.4 | 25.9 | 1.5 | 21.13 | 114 | 22.9 |
| Rosario | 22.8 | 33.5 | 10.7 | 1.18 | 82 | 2.4 |
| includes | 27.4 | 28.9 | 1.5 | 0.96 | 197 | 4.0 |
| Rosario | 18.3 | 35.0 | 16.8 | 0.63 | 72 | 1.7 |
| includes | 25.9 | 27.4 | 1.5 | 1.33 | 163 | 3.8 |
| Rosario | 9.1 | 29.0 | 19.8 | 1.95 | 58 | 2.9 |
| includes | 16.8 | 18.3 | 1.5 | 18.88 | 196 | 21.9 |
| Rosario | 4.6 | 24.4 | 19.8 | 1.97 | 51 | 2.7 |

| | | | | | | |
|---|---|---|---|---|---|---|
| includes | 19.8 | 21.3 | 1.5 | 15.45 | 79 | 16.7 |
| Rosario | 83.8 | 99.0 | 15.2 | 0.82 | 38 | 1.4 |
| includes | 92.9 | 94.5 | 1.5 | 4.14 | 68 | 5.2 |
| Rosario | 53.3 | 77.7 | 24.4 | 1.04 | 32 | 1.5 |
| includes | 68.6 | 70.1 | 1.5 | 7.05 | 130 | 9.1 |

The table on page 2 outlines the Project's current inferred resource, as outlined by Pincock Allen & Holt in their report on the Guadalupe y Calvo Gold/Silver Project, Chihuahua, Mexico. The Technical Report is dated November 25, 2002, and the full text of the PAH report is available at www.sedar.com and on Mexgold's website located at www.mexgold.com.

Targeting Known High-Grade Zone Extensions And Bulk Tonnage Zones

The accompanying two long sections on the Rosario and Nankin deposits demonstrate the potential of the two target types, which the upcoming program will focus on.

(A.) Bulk tonnage targets above the level of previous underground mining as demonstrated by crosscuts in the Pertenencia zone grading 7.9 grams gold-equivalent over 11-metres, crosscuts at the San Francisco zone grading 5.7 grams gold-equivalent over 15-metres, and 2.7 grams gold-equivalent over 21-metres. Also drill holes such as GC6, which intersected 19.8-metres grading 1.97 g/t gold and 50.63 g/t silver for a gold-equivalent grade of 2.75 grams.

(B.) High-grade results below the extent of past mining, which stopped at the water table and areas not previously mined above the water table, such as drift 3 (Rosario - Pertenencia zone, see figure 2), where 15-metres of tunnel along the structure graded 36.1 g/t gold and 587 g/t silver for a gold equivalent grade of 45.1 grams; or drill hole GC1, which intersected 3-metres grading 12.93 g/t gold and 154 g/t silver for a gold equivalent grade of 15.3 grams (Nankin zone figure 3). Drill hole GC2, which intersected 1.5-metres grading 21.13 g/t gold and 114 g/t silver for a gold-equivalent grade of 22.88 grams (Rosario - San Francisco zone, see figure 2).

The upcoming drill program will test an additional 100-metres to 200-metres below the extent of historic mining and along strike from and within areas previously mined.

Discussion Of Historical Mining Operations

Gold was "discovered" at Guadalupe y Calvo in October of 1835 when a Tarahumara Indian took two miners to the site of the Rosario vein outcrop. This was a bonanza type discovery and in a very short time the town of Zorrilla was founded. The population rapidly swelled to 10,000 and the town's name was changed to Guadalupe y Calvo (Argall, 1902). Various operators successfully mined at Guadalupe y Calvo, but accurate production records for the years 1835 to 1940 are incomplete. Buchanan (1981) estimated production for this period at 2,000,000-ounces gold and 28,000,000-ounces silver. Estimated production grade was 37 g/t gold and 870 g/t silver. Earlier production estimates by Argall, Walter Harvey Reed and others lend substance

to this estimate. The PAH study used half of the historically reported grade to estimate the underground inferred resources at the Rosario and Nankin structures. For more detailed history, please view the PAH report at www.mexgold.com.

Mr. Clancy J. Wendt, P.Geo is the "qualified person" for the purposes of the above technical information pursuant to National Instrument 43-101.

Mexgold Resources Inc. is a Nova Scotia based mineral exploration Company with a 100% interest in the Guadalupe Gold-Silver Project located in Chihuahua State, Mexico. The Company's website is www.mexgold.com. Shares of the Company trade on the TSX Venture Exchange under the symbol MGR.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Mexgold, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Mexgold's expectations are exploration risks detailed herein and from time to time in the filings made by Mexgold with securities regulators.

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%SEDAR: 00008960E

/For further information: please contact Mr. Bradley Langille, President, at (902) 468-0614/

(MGR.)

CO: Mexgold Resources Inc.

CNW 10:24e 24-SEP-03